IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

APR 2 0 2004

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

04026697

Monadnock Community Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001283899
(Registrant's CIK Number)

Exhibit 99.3 to the Form SB-2
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-113783
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Peterborough, New Hampshireon this 19th day of April, 2004.

MONADNOCK COMMUNITY BANCORP, INC.

By: [signature]
William M. Pierce, Jr.
President and Chief Executive Officer,
Director

F:\clients\1164\Form SE.doc

PRO FORMA VALUATION REPORT
MUTUAL HOLDING COMPANY STOCK OFFERING

MONADNOCK COMMUNITY BANCORP, INC.

PROPOSED HOLDING COMPANY FOR
MONADNOCK COMMUNITY BANK
Peterborough, New Hampshire

Dated as of:
March 5, 2004

Prepared By:

RP Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

March 5, 2004

Board of Directors
Monadnock Community Bank
One Jaffrey Road
Peterborough, New Hampshire 03458

Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be offered in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). This Appraisal has been prepared in accordance with the written valuation guidelines promulgated by the OTS, most recently updated as of October 21, 1994. Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the OTS, dated as of October 21, 1994; and applicable regulatory interpretations thereof.

Description of Reorganization

The Board of Directors of Monadnock Community Bank ("Monadnock" or the "Bank") has adopted a plan of reorganization pursuant to which Monadnock will convert and reorganize into a mutual holding company structure. As part of the reorganization, Monadnock will become a wholly-owned subsidiary of Monadnock Community Bancorp, Inc. ("Monadnock Community Bancorp" or the "Holding Company"), a federal corporation, and Monadnock Community Bancorp will issue a majority of its common stock to Monadnock Mutual Holding Company (the "MHC") a federally-chartered mutual holding company, and sell a minority of its common stock to the public. It is anticipated that the public shares will be offered in a Subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Employee Plans, including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the Subscription offering, the shares may be offered for sale in a Direct Community offering. The total shares offered for sale to the public will constitute a minority of the Holding Company's stock (49.9 percent or less).

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

The aggregate amount of stock sold by the Holding Company cannot exceed the appraised value of the Bank. Immediately following the offering, the primary assets of the Holding Company will be the capital stock of the Bank and the net offering proceeds remaining after contributing proceeds to the Bank in exchange for 100% of the capital stock of the Bank. The Holding Company will contribute at least 50% of the net offering proceeds in exchange for the Bank's capital stock. The remaining net offering proceeds, retained at the Holding Company, will be used to fund a loan to the ESOP, fund the capital of the MHC, and provide general working capital.

RP Financial, LC.

RP Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal and assisting in the preparation of the post-conversion business plan, we are independent of the Bank and the other parties engaged by Monadnock Community Bancorp to assist in the corporate reorganization and stock issuance process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Bank's and the Holding Company's regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Bank that has included a review of its audited financial information for fiscal years ended December 31, 1999 through December 31, 2003, various unaudited information and internal financial reports through December 31, 2003 and due diligence related discussions with the Bank's management; Shatswell, MacLeod & Company, P.C., the Bank's independent auditor; Luse Gorman Pomerenk & Schick, P.C., the Bank's counsel in connection with the reorganization and stock offering; and Ryan Beck & Co., the Bank's financial and marketing advisor in connection with the Holding Company's stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which the Bank operates and have assessed the Bank's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on the Bank and the industry as a whole. We have analyzed the potential effects of conversion on the Bank's operating characteristics and financial performance as they relate to the pro forma market value. We have reviewed the economy in the Bank's primary market area and have compared the Bank's financial performance and condition with publicly-traded thrifts in mutual holding company form, as well as all publicly-traded thrifts. We have reviewed conditions in the securities markets in general and in the market for thrift stocks in particular, including the market for existing thrift issues and the market for initial public offerings by thrifts. We have considered the market for the stock of all publicly-traded mutual holding companies. We have also considered the expected market for the Bank's public shares. We have excluded from such analyses thrifts subject to announced or rumored acquisition, mutual holding company institutions that have announced their intent to pursue second step conversions, and/or those institutions that exhibit other unusual characteristics.

Our Appraisal is based on the Bank's representation that the information contained in the regulatory applications and additional information furnished to us by the Bank, its independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank, its independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of the Bank. The valuation considers the Bank only as a going concern and should not be considered as an indication of the Bank's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank, the MHC and the Holding Company and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Bank's value alone. It is our understanding that there are no current or long-term plans for pursuing a second step conversion or for selling control of the Holding Company or the Bank following the offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

Pro forma market value is defined as the price at which the Holding Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of March 5, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the offering, both shares issued publicly as well as to the MHC, was $7,500,000 at the midpoint, equal to 937,500 shares issued at a per share value of $8.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum value of $6.375 million and a maximum value of $8.625 million. Based on the $8.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 796,875 shares at the minimum to 1,078,125 shares at the maximum. In the event that the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $9.919 million without a resolicitation. Based on the $8.00 per share offering price, the supermaximum value would result in total shares outstanding of 1,239,843. The Board of Directors has established a public offering range such that the public ownership of the Holding Company will constitute a 45.0% ownership interest of the Holding Company. Accordingly, the offering range of the minority stock will be $2.869 million at the minimum, $3.375 million at the midpoint, $3.881 million at the maximum and $4.463 million at the top of the super range. Based on the public offering range, the public ownership of the shares will represent 45.0% of the shares issued, with the MHC owning the majority of the shares.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial's valuation was determined based on the financial condition and operations of Monadnock as of December 31, 2003, the date of the financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Bank's financial performance and condition, management policies, and current conditions in the equity markets for thrift shares. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,
RP FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer

James J. Oren
Senior Vice President

TABLE OF CONTENTS
MONADNOCK COMMUNITY BANK
Peterborough, New Hampshire

MONADNOCK COMMUNITY BANK
Peterborough, New Hampshire
(continued)

LIST OF TABLES
MONADNOCK COMMUNITY BANK
Peterborough, New Hampshire

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Monadnock is a federally chartered mutual savings and loan association operating from a single office location in Peterborough, New Hampshire. A map of the Bank's office location is provided in Exhibit I-1. The Bank's primary regulators are the Office of Thrift Supervision and the Federal Deposit Insurance Corporation ("FDIC"). Monadnock is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Savings Association Insurance Fund ("SAIF") of the FDIC. At December 31, 2003, Monadnock had $43.7 million in assets, $34.4 million in deposits and total equity of $2.5 million or 5.68% of total assets.

Plan of Reorganization

The Board of Directors recently adopted a plan to reorganize from the mutual form of organization to the mutual holding company form of organization (the "Reorganization"). Pursuant to the Reorganization, Monadnock proposes to remain a federally chartered savings and loan association and reorganize into a federal mutual holding company under OTS regulation. As part of the Reorganization, Monadnock will become a wholly-owned subsidiary of Monadnock Community Bancorp, Inc. (the "Holding Company") a federal corporation, and the Holding Company will issue a majority of its common stock to Monadnock Mutual Holding Company (the "MHC"), a federally-chartered mutual holding company, and sell a minority of its common stock to the public. Concurrent with the Reorganization, the MHC will retain $50,000 for initial capitalization and the Holding Company will retain $500,000 of the net conversion proceeds. Immediately after consummation of the Reorganization, it is not anticipated that the MHC or the Holding Company will engage in any business activity other than ownership of their respective subsidiaries.

The MHC will own a controlling interest in the Holding Company of at least 51%, and the Holding Company will be the sole subsidiary of the MHC. The Holding Company will also own 100% of the Bank's outstanding stock. The Holding Company's initial activity will be ownership of its subsidiary, Monadnock, investment of the net cash proceeds retained at the holding company level (initially in short- and intermediate-term investment securities) and extending a loan to the Bank's newly-formed employee stock ownership plan ("ESOP"). Subsequent activities of the Holding Company may include payment of regular or special dividends, acquisitions of other financial institutions, acquisitions of other financial service providers and/or stock repurchases.

Strategic Overview

Monadnock maintains a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of its local customer base. Following a charter conversion from a credit union to a thrift in 1996, Monadnock's operating strategy has focused on expanding the asset base of the Bank in order to leverage the capital base and gain certain efficiencies of scale to enhance income. The lending function has followed two primary business lines; loans secured by 1-4 family residential properties and loans secured by commercial real estate/commercial business properties and security. The residential loans have included both first mortgage loans and home equity/second mortgage loans. In the past, retail deposits have constituted the principal components of the Bank's interest-bearing liability base, with borrowed funds also utilized for the strategy of fully leveraging the available capital base. The Bank's residential mortgage loan portfolio is comprised of both fixed rate loan and adjustable rate loans, with the adjustable rate mortgage loans aiding in interest rate risk management.

Beyond 1-4 family permanent mortgage loans, the Bank's loan portfolio includes a balance of commercial real estate loans, with such loans secured by various commercial real estate such as multi-family properties and non-residential real estate. Such lending provides both an attractive yield for interest income, and assists in interest rate risk management as most of these loans are adjustable in nature. In addition, the Bank originates a level of commercial business loans, providing income and interest rate risk benefits similar to the commercial real estate loans. Pursuant to the Bank's current strategic plan, Monadnock will remain primarily a residential real estate and commercial real estate/commercial business lender with initially little emphasis on consumer lending.

Monadnock utilizes the services of a regional mortgage banking company to process the originations of residential real estate loans. The Bank identifies potential residential loan customers, refers the customer to the mortgage banking company, and receives a referral fee from the mortgage banking company. The mortgage banking company originates the loan, and Monadnock has the option of "repurchasing" the loan and placing the loan in portfolio. The Bank is able to selectively repurchase loans based on liquidity, interest rate risk and yield criteria. This arrangement has also permitted the Bank to keep personnel and overhead costs at a minimum. In the future, once the Bank has reached an acceptable level of loan activities, including originations, certain of these functions may be brought in-house. The Bank has not historically sold conforming long-term fixed rate residential loans into the secondary market, preferring to keep such loans in portfolio for income purposes. The Bank may, in the future, examine the possibility of becoming qualified to sell loans in the secondary market and begin such activities.

Monadnock's emphasis on real estate lending, and a detailed approach to loan portfolio monitoring of the commercial real estate loan portfolio, has acted to limit the credit risk associated with the overall loan portfolio. This overall presence of low credit risk lending has resulted in substantially lower levels of classified assets and non-performing loans or delinquencies, along with only moderate levels of loan loss provisions. In the most recent fiscal years, the Bank was able to decrease the level of the allowances for loan and lease losses due to higher overall credit quality. In an effort to lessen credit risk, Monadnock emphasizes origination of such loans almost solely in local and familiar markets. Credit risk associated with the loan portfolio is also minimized by a loan portfolio tracking system which tracks borrower financial characteristics, among other parameters.

Monadnock has historically maintained noticeable levels of investment in investment securities, although the balance of such securities has declined in the past two fiscal years due to the increased emphasis on building the loan portfolio. In the most recent two fiscal years, the investment in investments has been restricted primarily to mortgage-backed securities ("MBS") issued by Ginnie Mae, which carry adjustable interest rate terms. Thus, the general objectives of the investment portfolio are to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to maximize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk. Investments serve as a supplement to the Bank's lending activities and the investment portfolio is considered to be indicative of a low risk investment philosophy. In addition to the MBS, The investment portfolio is comprised primarily of cash and cash equivalents, interest bearing deposits with other financial institutions, and FHLB stock.

Retail deposits and to a lesser extent, borrowings, have served as the primary interest-bearing funding sources for the Bank. Monadnock has utilized borrowings, consisting solely of FHLB advances in the last three years as a source of funds to fully leverage the capital base. The most recent use of borrowed funds has consisted of FHLB advances with laddered maturities extending out for an approximate two or three-year average life. Growth in deposits has included a mixture of CDs and transaction and savings accounts. NOW and money market funds account for the largest portion of the Bank's deposit composition, and the Bank does not utilize brokered deposits. Retail deposits and borrowed funds are expected to be the primary sources to fund the Bank's future growth; however, to the extent additional borrowings are required, FHLB advances would likely continue to be the principal source of borrowings utilized by the Bank.

Monadnock's earnings base is largely dependent upon net interest income and operating expense levels. The Bank's net interest margin has been limited by the historical low capital ratio, which has resulted in a relatively equal interest-earning assets/interest-bearing liabilities ratio. The elevated level of investment securities held in portfolio also has kept interest income lower. As a positive factor, the balance of low cost core deposit accounts (savings accounts) held in the deposit portfolio have assisted in increasing the net interest margin.

Operating expenses represent the other major component of the Bank's earnings, and these expenses have been maintained at a level above industry averages in recent years, when viewed as a percent of average assets. The operating expense ratio reflects primarily the overall small size of the Bank, which results in lower efficiencies in terms of personnel and the overall expense base. However, the asset growth pursued since fiscal 1999 has acted to leverage the expense base to a certain extent, and the operating expense ratio has declined for each of the last five fiscal years. The Bank's increased capital position following the infusion of conversion proceeds is expected to facilitate additional leveraging of the operating expense ratio. At the same time, Monadnock will incur additional operating expenses following the conversion, including expenses associated with the stock benefit plans and, thus, leveraging of the operating expense ratio will be moderated by these factors.

The post-conversion business plan of the Bank is expected to continue to focus on products and services which have facilitated the recent growth of the Bank, with the immediate leverage of the additional capital used to purchase certain investment securities such as MBS, pending re-deployment into whole loans receivable. Monadnock will continue to be an independent community-oriented financial institution with a commitment to local real estate mortgage financing and commercial real estate and commercial business financing with operations funded by retail deposits, borrowings, equity capital and internal cash flows.

The Bank's Board of Directors has elected to pursue the minority stock offering in order to improve the competitive position of Monadnock. The additional capital realized from the minority stock offering will increase the operating flexibility and overall financial strength of Monadnock as well as support the expansion of the Bank's strategic focus of providing competitive community banking services in its local market area. Monadnock's higher equity-to-assets ratio will also better position the Bank to take advantage of expansion opportunities as they arise. Such expansion would most likely occur through establishing one or more additional branches in the market area served. In addition, the Bank or the Holding Company will consider branch acquisitions, acquisitions of other regional thrifts, credit unions or commercial banks, however the Bank's overall post-conversion size and capital base will limit opportunities for acquisition. Monadnock's higher capital position resulting from the infusion of conversion proceeds will also serve to reduce interest rate risk, through enhancing the Bank's interest-earning-assets-to-interest-bearing-liabilities ("IEA/IBL") ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Bank's future funding needs, which may facilitate a reduction in Monadnock's funding costs. The Bank's projected internal use of proceeds are highlighted below.

- o MHC. The Holding Company intends to capitalize the MHC with $50,000 of cash. The primary activity of the MHC will be ownership of the majority interest in the Holding Company. Such cash is expected to be invested into low risk liquid investments.
- o Monadnock Bancorp. The Holding Company is expected to retain $500,000 of net conversion proceeds. At present, funds at the Holding Company level are

expected to be utilized to fund the ESOP, with the remaining funds used for Holding Company operating expenses and for reinvestment into earning assets. Monadnock Community Bancorp does not intend to begin paying cash dividends after completing the conversion. The remaining funds held at the Holding Company are expected to be primarily invested initially into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes.

o Monadnock. The remaining net conversion proceeds will be infused into the Bank in exchange for all of the Bank's newly issued stock. The increase in capital will be less, as the amount to be borrowed by the ESOP to fund the ESOP stock purchase will be deducted from capital. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth.

Overall, it is the Bank's objective to pursue growth that will serve to increase returns and operating efficiencies, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with Monadnock's operations. Initial growth, intended to be achieved through the use of additional borrowed funds, will be reinvested into investment securities, such as MBS, pending eventual reinvestment into whole loans receivable.

Balance Sheet Trends

From December 31, 1999 through December 31, 2003, Monadnock exhibited annual asset growth of 10.6% (see Table 1.1). During this period, the Bank's interest-earning asset composition experienced an increase in the proportion of loans receivable from 56.5% of assets at fiscal year end 1999 to 70.3% of assets at December 31, 2003. Since fiscal 2001, asset growth has been funded with increases in both deposits and borrowings. The Bank's audited financial statements are incorporated by reference in Exhibit I-2, and a summary of Monadnock' key operating ratios for the past five fiscal years are presented in Exhibit I-3.

Monadnock' loans receivable portfolio increased at a 16.7% annual rate from fiscal year end 1999 through December 31, 2003, although the portfolio declined moderately through December 31, 2001. Since that date, the loan portfolio has more than doubled, with net loan growth approximating $16.1 million over the two year time period. Recent residential loan growth has been sustained by the Bank's efforts to purchase loans from the regional mortgage banking company, and commercial real estate and commercial business loan growth has

Table 1.1
Monadnock Community Bank
Historical Balance Sheets

	As of December 31,										12/31/99-12/31/03 Annualized Growth Ra
	1999		2000		2001		2002		2003		
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct (%)
Total Amount of:											
Assets	$29,290	100.00%	$33,667	100.00%	$38,499	100.00%	$41,289	100.00%	$43,740	100.00%	10.55
Loans Receivable (net)	16,546	56.49%	14,584	43.32%	14,611	37.95%	18,602	45.05%	30,728	70.25%	16.74
Cash and Equivalents	1,027	3.51%	1,342	3.99%	646	1.68%	1,369	3.31%	1,923	4.40%	16.98
Investment Securities	11,023	37.63%	17,032	50.59%	22,705	58.98%	20,870	50.55%	10,658	24.37%	-0.84
Fixed Assets	197	0.67%	203	0.60%	194	0.50%	194	0.47%	189	0.43%	-1.06
Other Assets	497	1.70%	506	1.50%	344	0.89%	254	0.62%	242	0.55%	-16.45
Deposits	26,948	92.00%	31,113	92.41%	29,854	77.54%	31,621	76.58%	34,432	78.72%	6.32
FHLB Advances	0	0.00%	0	0.00%	6,000	15.58%	7,000	16.95%	6,747	15.43%	NM
Other Liabilities	50	0.17%	90	0.27%	93	0.24%	71	0.17%	78	0.18%	11.54
Stockholders Equity	2,291	7.82%	2,465	7.32%	2,553	6.63%	2,597	6.29%	2,483	5.68%	2.03
AFS Adjustment	(109)	-0.37%	53	0.16%	92	0.24%	73	0.18%	(68)	-0.16%	-11.14
Offices Open	1		1		1		1		1		---

(1) Ratios are as a percent of ending assets.

Source: Monadnock's audited financial reports.

occurred through additional internal lending activities. The Bank does sell loans into the secondary market, although the Bank maintained a small portfolio of loans serviced for others ($1.6 million) as of December 31, 2003, resulting from previous lending activities.

Monadnock' historical emphasis on 1-4 family and commercial real estate lending is reflected in its loan portfolio composition, as 53.3% of total loans receivable consisted of 1-4 family mortgage loans at December 31, 2003, while commercial real estate loans comprised 27.0% of loans receivable as of the same date. Recent growth trends in the Bank's loan portfolio show increased concentration by the Bank into the lower risk residential loans. Specifically, commercial real estate loans decreased from 37.5% of total loans receivable at December 31, 2002 to the current 27.0% of total loans receivable at December 31, 2003. As the result of this decline, the Bank's 1-4 family loans, including second mortgage loans, increased from 47.2% to 59.9% of total loans outstanding at December 31, 2002 and December 31, 2003, respectively. Commercial business lending, while small in balance, has also been a recent emphasis by Monadnock, increasing from $2.0 million as of December 31, 2002 to $3.1 million as of December 31, 2003. Over the same time period, Monadnock has engaged in minimal construction and consumer lending.

The intent of the Bank's investment policy is to provide adequate liquidity within the context of supporting Monadnock's overall profitability, credit, reinvestment, liquidity and interest rate risk objectives. As such, the Bank's cash and investment securities portfolio has historically been limited to MBS, cash and cash equivalents, including funds on overnight deposit with other financial institutions, certificates of deposit with other financial institutions, and Federal Home Loan Bank stock. Over the past five years, the Bank's level of cash and investment securities (inclusive of FHLB stock) ranged from a low of 28.8% of assets at fiscal year end 2003 to a high of 60.7% of assets at December 31, 2001. The general decline in cash and investment since that date reflects the effects of the overall increase in the loan portfolio as a percent of the asset base. As of December 31, 2003, the investment portfolio was comprised primarily of cash and cash equivalents ($1.9 million), FHLB stock ($0.7 million) and Ginnie Mae MBS ($10.1 million). The Ginnie Mae securities provide additional interest income with low interest rate risk and the ability to sell such securities as they are classified as held for sale. Exhibit I-4 provides detail of the Bank's investment portfolio. It is anticipated that conversion proceeds retained at the Holding Company level will primarily be invested into investments with short-term adjustment periods or maturities pending deployment into whole loans receivable.

Table 1.1 also presents trends in the level of fixed assets since December 31, 1999, and illustrates that the Bank has operated with relatively moderate levels of investment in fixed assets. The level of such assets has remained relatively constant since 1999, as the Bank leases its single office facility, and such level is below industry averages. The relative investment in fixed assets positively impacts the Bank's reported income, as the Bank experiences lower depreciation expense, and maintains more assets in interest earning asset form.

Over the past five years, Monadnock' funding needs have been substantially met through retail deposits, borrowings, internal cash flows and retained earnings. From fiscal year end 1999 through December 31, 2003, the Bank's deposits increased at an annual rate of 6.3%, as Monadnock gained deposits through continued marketing efforts to build the deposit base. As of December 31, 2003, CDs and NOW/money market accounts represented 42.9% and 46.0% of the Bank's total deposits, respectively. During fiscal 2003, Monadnock's transaction and savings accounts increased by $5.1 million, or 35%, to a total of $19.7 million, while CDs declined by $2.3 million. During this time, savings, NOW and money market deposit accounts all increased in balance. As of December 31, 2003, the Bank had no brokered CDs in the deposit base.

Borrowings serve as an alternative funding source for the Bank to enable the Bank to fully leverage the capital base, support control of deposit costs and to aid in interest rate risk management. The Bank has used borrowings only in the most recent three fiscal years, and as of December 31, 2003, borrowings held by Monadnock totaled $6.7 million, or 16.1% of total deposits and borrowings. All of the borrowings held by Monadnock at December 31, 2003 consisted of FHLB advances, with such advances laddered over a period not to exceed three years. Additional borrowings, deposit growth, the offering proceeds, and internal cash flows are expected to adequately address most of the Bank's funding needs in the foreseeable future. To the extent additional borrowings may be utilized by the Bank, such borrowings would likely consist of FHLB advances.

Since fiscal year end 1999, positive earnings translated into an annual capital growth rate of 2.0% for the Bank. Capital growth lagged the Bank's asset growth rate, as Monadnock's equity-to-assets ratio decreased from 7.8% at fiscal year end 1999 to 5.7% at December 31, 2003. All of the Bank's capital consists of tangible capital. The Bank maintained capital surpluses relative to all of its regulatory capital requirements at December 31, 2003. The addition of conversion proceeds will serve to strengthen Monadnock's capital position and competitive posture within its primary market area, as well as support expansion of the asset base. At the same time, as the result of the Bank's increased pro forma capital position, Monadnock's ROE can be expected to be below industry averages following its conversion.

Income and Expense Trends

Table 1.2 shows the Bank's historical income statements from fiscal year 1999 through fiscal year 2003. The Bank reported positive earnings over the past five years, ranging from a low of 0.04% of average assets during fiscal 2000 to a high of 0.48% of average assets during fiscal 1999. For fiscal 2003, Monadnock reported net income of $27,000, or 0.06% of average assets. Consistent with the Bank's thrift operating strategy, net interest income, non-interest income and operating expenses have been the dominant factors in Monadnock's income statement. Loan loss provisions have not been a significant factor in the Bank's income statement. Monadnock has reported various types of non-operating items (gains or losses) in the past three years, with most of the recent items consisting of gains on the sale of investment securities.

Monadnock maintained a net interest margin between 3.72% and 2.55% of average assets throughout the period shown in Table 1.2. During the most recent fiscal year, the net interest margin has narrowed due to the Bank's maintenance of a relatively high concentration of short term or adjustable investment securities (Ginnie Mae MBS) in portfolio, along with a balances of adjustable rate commercial real estate/commercial business loans that are generally tied to the prime rate of interest. All of these types of assets carry relatively lower yields in the current low interest rate environment. Interest expense totals are favorably affected by the balance of core deposits held in portfolio, and the use of shorter term FHLB advances which currently carry

Table 1.2
Monadnock Community Bank
Historical Income Statements

	For the Fiscal Year Ended December 31,									
	1999		2000		2001		2002		2003	
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest Income	$2,146	7.33%	$2,635	8.37%	$2,565	7.11%	$2,265	5.38%	$1,961	4.39%
Interest Expense	(1,055)	-3.60%	(1,536)	-4.88%	(1,491)	-4.13%	(1,097)	-2.61%	(825)	-1.85%
Net Interest Income	$1,090	3.72%	$1,099	3.49%	$1,073	2.97%	$1,168	2.77%	$1,136	2.55%
Provision for Loan Losses	(60)	-0.20%	(48)	-0.15%	25	0.07%	0	0.00%	50	0.11%
Net Interest Income after Provisions	$1,030	3.52%	$1,051	3.34%	$1,098	3.04%	$1,168	2.77%	$1,186	2.66%
Gain on Sale of Loans	$0	0.00%	$0	0.00%	$0	0.00%	$0	0.00%	$27	0.06%
Other Income	$117	0.40%	$103	0.33%	$112	0.31%	$151	0.36%	$143	0.32%
Operating Expense	(1,278)	-4.36%	(1,179)	-3.75%	(1,222)	-3.39%	(1,324)	-3.15%	(1,343)	-3.01%
Net Operating Income	($130)	-0.45%	($25)	-0.08%	($12)	-0.03%	($6)	-0.01%	$14	0.03%
Gain(Loss) on Sale of Investments	$0	0.00%	($14)	-0.04%	$120	0.33%	$68	0.16%	$51	0.11%
FHLB *Advance Prepayment* Penalty	0	0.00%	0	0.00%	0	0.00%	0	0.00%	(33)	-0.07%
Gain on Sale of SBA Loans	151	0.51%	23	0.07%	0	0.00%	0	0.00%	0	0.00%
Gain on Sale of Fixed Assets	5	0.02%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Other *REO* Inc./Expense	78	0.27%	(13)	-0.04%	(33)	-0.09%	(1)	0.00%	0	0.00%
Net Non-Operating Income/(Expense)	$234	0.80%	($4)	-0.01%	$87	0.24%	$67	0.16%	$18	0.04%
Net Income Before Tax	$103	0.35%	($29)	-0.09%	$76	0.21%	$61	0.14%	$32	0.07%
Income Taxes	38	0.13%	40	0.13%	(26)	-0.07%	3	0.01%	(5)	-0.01%
Net Income (Loss)	$141	0.48%	$11	0.04%	$49	0.14%	$63	0.15%	$27	0.06%
Adjusted Earnings:										
Net Income	$141	0.39%	$11	0.03%	$49	0.14%	$63	0.15%	$27	0.06%
Add(Deduct): Non-Operating (Inc)/Exp	(234)	-0.65%	4	0.01%	(87)	-0.24%	(67)	-0.16%	(51)	-0.11%
Tax Effect	(85)	-0.24%	(5)	-0.01%	30	0.08%	(3)	-0.01%	8	0.02%
Adjusted Earnings:	($178)	-0.49%	$10	0.03%	($7)	-0.02%	($6)	-0.01%	($16)	-0.04%

(1) Ratios are as a percent of average assets.
Source: Monadnock's audited financial statements.

relatively low rates. The Bank's historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

Sources of non-interest operating income have been a moderate contributor to the Bank's earnings in recent years, as Monadnock has historically generated a level of income from the customer base. During the last three fiscal years, non-interest operating income has ranged from 0.31% of average assets to 0.36% of average assets, and consisted of fees and charges on the deposit base, lending operations, and other miscellaneous income sources. At this time the Bank has no plans to further diversify into activities that would generate substantial additional non-interest operating income and, thus, Monadnock's earnings can be expected to be similarly affected by the level of non-interest income.

Operating expenses represent the other major component of the Bank's earnings, ranging from a low of 3.01% of average assets in fiscal 2003 to a high of 4.36% of average assets in fiscal 1999. Such expenses as a percent of average assets have decreased steadily over the time period shown in Table 1.2. The operating expense ratio for the Bank reflects the overall small asset size of Monadnock, which limits operating efficiencies. The successful reduction in the operating expense ratio since fiscal 1999 reflects the increased asset size of the Bank, which the dollar amount of operating expenses has remained relatively stable, and the use of a mortgage banking company to process residential loan originations. Upward pressure will be placed on the Bank's operating expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans. At the same time, the increase in capital realized from the stock offering will increase the Bank capacity to leverage operating expenses through pursuing a more aggressive growth strategy.

Overall, the general trends in the Bank's net interest margin and operating expense ratio since 1999 reflect a minimal level of core earnings, as indicated by the Bank's expense coverage ratio (net interest income divided by operating expenses). Monadnock's expense coverage ratio equaled 0.85 times in fiscal 1999, versus a comparable ratio of 0.85 times during the twelve months ended December 31, 2003. Similarly, Monadnock's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 95.4% for twelve months ended December 31, 2003 was similar to the 94.5% efficiency ratio maintained in fiscal 1999.

Due to increases in asset quality in the past several years, and lack of appreciable levels of loan chargeoffs, Monadnock has recorded recoveries on loan loss provisions in fiscal 2001 and 2003 totaling $75,000, following the establishment of a moderate level of provisions in fiscal 1999 and 2000. The lower level of allowances for loan losses required at present also reflect the increasing proportion of the loan portfolio secured by residential, owner occupied properties and the Bank's assessment of the loan portfolio quality and other factors related to the collectibility of the loan portfolio. As of December 31, 2003, the Bank maintained an allowance for loan losses of $320,000, equal to 79.8% of non-performing assets and accruing loans more than 90 days past due and 1.04% of net loans receivable. Exhibit I-6 sets forth the Bank's allowance for loan loss activity during the past two years.

As stated previously, the primary non-operating income or expense item in the most recent three fiscal years consisted of gains on the sale of investment securities. During fiscal 2003 Monadnock determined that it was appropriate to pre-pay certain high-cost FHLB advances with a minimal penalty, and therefore lower the funding costs going forward. Thus, a pre-payment penalty of $33,000 was recorded during fiscal 2003. The Bank's effective tax rate has been affected by the overall low levels of income and certain tax loss carryforwards. On a go forward basis, assuming moderately profitable operation, the Bank's effective tax rate is expected to approximate 40%.

Interest Rate Risk Management

Certain interest rate risk calculations provided by the OTS indicate that Monadnock is not subject to a noticeable level of interest rate risk. As of December 31, 2003, the Net Portfolio Value ("NPV") analysis provided by the OTS indicated that a 2% instantaneous and sustained increase in interest rates would result in a 12% decline in the Bank's NPV (see Exhibit I-7).

The Bank manages interest rate risk from both the asset and liability sides of the balance sheet. On the asset side of the balance sheet, Monadnock maintains a loan portfolio with adjustable rate features, including adjustable rate residential loans, and adjustable commercial real estate and commercial business loans. The Bank also maintains a balance of short-term liquid funds and an adjustable rate MBS portfolio. On the liability and equity side of the balance sheet, management of interest rate risk has been pursued through emphasizing less interest rate sensitive and lower costing transaction and savings accounts. Exhibit I-8 reveals the characteristics of the Bank's loan portfolio.

The infusion of stock proceeds will serve to further limit the Bank's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase to capital will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

Monadnock's lending activities have recently emphasized 1-4 family permanent mortgage loans and commercial real estate/commercial business loans, and these loan types continue to comprise the largest concentration of the loan portfolio. Additional lending diversification by the Bank includes a balance of home equity loans and a small balance of consumer loans. Exhibit I-9 provides historical detail of Monadnock's loan portfolio composition over the past two years and Exhibit I-10 provides the contractual maturity of the Bank's loan portfolio by loan type as of December 31, 2003.

At December 31, 2003, the Bank's loan portfolio was concentrated in 1-4 family residential mortgage loans totaling $16.5 million, or 53.3% of loans receivable. The Bank's lending staff currently consists of loan originators, who identify potential residential loan customers in the market area. Once a potential loan customer is located, the customer is referred to a regional mortgage banking company, Northeast Home Loan of Brattleboro, Vermont, who has in place the loan underwriting, processing and closing personnel needed to properly originate, process and close a residential loan. All such loans are underwritten by Northeast Home Loan in accordance with secondary market standards. As part of this loan "referral", Monadnock is paid a commission of 65 basis points on all such loans referred to Northeast Home Loan. At the Bank's option, Monadnock has the ability to "repurchase" from Northeast Home Loan any fixed rate loan or any adjustable rate residential mortgage loan that was originally provided by Monadnock. The Bank generally does not hold in portfolio any fixed rate residential loans with terms of 15 years or more and thus those loans remain with Northeast Home Loan. For loans that Monadnock determines that it wants to repurchase, the Bank pays 75 basis points to buy back the loan, plus a 50 basis point fee to purchase the servicing of the loan. These loans are them portfolioed onto the Bank's books.

With this arrangement, Monadnock has been able to keep on-staff personnel costs very low, while at the same time building a balance of local residential loans and a number of banking customers. Following the proposed conversion transaction, Monadnock intends to continue this arrangement with Northeast Home Loan, however upon reaching an acceptable level of overall size and loan origination levels, certain of these functions may be brought in-house at the Bank. First mortgage fixed rate residential loans originated by Monadnock for the purpose of purchasing an owner-occupied home include terms of 10 to 30-years, with loan-to-value ("LTV") ratios of 80% or more requiring private mortgage insurance. The Bank also originates adjustable rate mortgage ("ARM") loans, with such loans indexed to a corresponding term of U.S. Treasuries, primarily with 3/1 or 5/1 year adjustment terms.

Monadnock also originates residential home equity loans or lines of credit loans, consisting of loans with adjustable rates tied to the prime rate of interest, or fixed rate loans with terms of up to 10 years. Such loans totaled $2.0 million, or 6.6% of loans receivable as of December 31, 2003. Monadnock originates first mortgage home equity loans in amounts up to 80% of the appraised value. LTV's on second mortgage loans are restricted to 80%, in accordance with Bank policy. These loan products are reflective of the Bank's recent business strategy of lending on residential property and providing a broader range of products and services to the customer base. These types of lending will continue to be emphasized over the course of this plan, due to the acceptable yields and credit risk associated with these loans.

In recent periods Monadnock has been an active originator of commercial real estate loans, consisting of loans on multi-family property and on certain non-residential real estate property. The Bank's senior management team, including the lending function, contains personnel with sufficient experience to operate a commercial loan department. This type of lending is attractive due to the higher yields and adjustable rate nature of these loans, and permits the Bank to operate as a more complete community bank and full service institution, offering a wider array of loan products to the communities served. The generally larger balances of such loans is also attractive to Monadnock as this allows the Bank to operate the lending function more efficiently with fewer personnel required. Such loans totaled $8.9 million as of December 31, 2003 and consisted of loans secured by various small, local commercial business properties and certain multi-family buildings in the local market areas served by the Bank. In order to take advantage of local lending opportunities, provide for higher asset yields and to position the Bank as a more full-service financial institution, Monadnock intends to continue to offer such non-residential mortgage loans, and this will continue to be an area of emphasis for the Bank. Such loans are tied to the prime rate of interest, and are thus short-term adjustable loans. The Bank has in place sufficient experienced personnel in this area of lending in order to facilitate expansion of this area going forward.

Monadnock, to a minor extent, also originates construction loans on local residential as a business strategy to enhance the overall yield of the loan portfolio, shorten the term to maturity of the loan portfolio, and increase the Bank's presence in the local market area in connection with builders and real estate agents. Construction loans are made on sites that are either pre-sold or, to a lesser extent, speculative homes. Construction loan terms include a maximum LTV of 80% and terms of no more than one year. Lending in this area is not expected to be a material activity over the course of this Plan.

As of December 31, 2003, non-mortgage loans totaled $3.5 million, or 13.0% of the overall loan portfolio. In parallel with the commercial real estate lending activities, the Bank originates commercial business loans to businesses located in the local market area, with such loans secured by various business assets such as inventory or property, plant and equipment. These loans are primarily prime-based loans and thus are short-term adjustable loans that assist in interest rate risk management. Monadnock does originate a few fixed rate commercial business loans, with terms generally limited to approximately 3-4 years. The Bank has in place the required personnel expertise needed to adequately manage and expand this business activity. Consumer lending has not been an area of emphasis for Monadnock, due to the need for additional personnel to originate and service such loans. Consumer loans totaled $400,000 as of December 31, 2003, and consisted mostly of automobile loans and loans on deposit accounts. These loans are offered in order to provide a broader product line for customers, however such loans are not actively marketed. Such loans are higher yielding and short-term loans, thus assisting in reaching income and interest rate risk goals.

Exhibit I-11 provides a summary of the Bank's lending activities over the past two years, which shows that originations and purchases of 1-4 family permanent mortgage loans accounted for $12.6 million, or 61.5% of the Bank's total lending volume, with the high level of purchases resulting from the business arrangement with the mortgage banking company in Vermont that was begun in 2003. Originations/purchases of 1-4 family loans were notably higher during fiscal 2003 compared to fiscal 2002 due to this business relationship, which was supported by a higher demand for loans to be refinanced. Commercial real estate and commercial business lending constituted the Bank's other most active area of lending during the past two years, with such originations totaling $5.8 million during fiscal 2003, or 28.5% of all loan originations/purchases.

Asset Quality

The Bank's balance of non-performing assets and accruing loans that are more than 90 days past due has been moderate over the past two fiscal years, equaling 0.36% and 0.39% of assets as of December 31, 2002 and December 31, 2003, respectively. The consistently strong credit quality has been realized through aggressive oversight of the loan portfolio and selective underwriting. As shown in Exhibit I-12, the Bank's balance of problem assets at December 31, 2003 consisted of $170,000 of non-accruing loans. The non-accruing loan balance consisted of one 1-4 family residential loan and one commercial real estate loan.

The Bank reviews and classifies assets on a quarterly basis and establishes loan loss provisions based on the overall quality, size and composition of the loan portfolio, as well other factors such as historical loss experience, industry trends and local real estate market and economic conditions. The Bank maintained valuation allowances of $320,000 at December 31, 2003, equal to 1.04% of net loans receivable and 188.24% of non-performing assets and accruing loans more than 90 days past due.

Funding Composition and Strategy

Deposits have consistently accounted for the Bank's primary source of funds and at December 31, 2003 deposits equaled 84% of Monadnock's interest-bearing funding composition. Exhibits I-13 and I-14 provide the interest rate and maturity composition of the CD portfolio at December 31, 2003. Lower costing NOW and money market accounts, along with savings accounts and non-interest bearing demand accounts, comprise the largest component of the Bank's deposit composition, with such deposits amounting to $19.7 million or 57.1% of total deposits at December 31, 2003. Over the past year, the Bank's concentration of transaction and savings accounts comprising total deposits has increased, as transaction and savings account deposits equaled 46.1% of Monadnock' total deposits at fiscal year end 2002. The increase in core deposits as a percent of total deposits was realized through growth of checking, savings and money market accounts.

CDs represent the second largest component of the Bank's deposit composition, with Monadnock' current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of December 31, 2003, the CD portfolio totaled $14.8 million or 42.9% of total deposits and 64% of the CDs were scheduled to mature in one year or less. Monadnock does not hold any brokered CDs in portfolio. Deposit rates offered by the Bank are generally in the middle of the range of rates offered by local competitors.

Borrowings, consisting entirely of FHLB advances, have been utilized by the Monadnock in the most recent fiscal year, primarily to assist in interest rate risk management and to support expansion of operations, as such funds were used to purchase investment securities and fund certain lending operations. The Bank maintained $6.7 million of borrowings at December 31, 2003, versus a balance of $7.0 million as of December 31, 2002. Exhibit I-15 provides further detail of Monadnock' borrowing activities during the past two fiscal years. The advances are short and medium term advances, with terms generally extending out a three year period. Monadnock is expecting to utilize additional borrowings, in addition to deposit growth, internal funding and stock proceeds, to fund the desired growth of the Bank following completion of the conversion. To the extent additional borrowings are utilized by the Bank, such borrowings would most likely consist of FHLB advances.

Subsidiary Operations

As of December 31, 2003, Monadnock did not have any operating subsidiaries.

Legal Proceedings

Monadnock is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Bank.

II- MARKET AREA

Introduction

The Bank conducts operations in the southwestern portion of the state of New Hampshire through its single office location in Peterborough, New Hampshire (see Exhibit II-1 for details of the Bank's office facility). The New Hampshire counties of Hillsborough and Cheshire represent the Bank's primary market area, with a majority of the Bank's business conducted there. The remaining business operations are conducted in surrounding areas and counties. The combined two counties in which the Bank has a presence had a population of approximately 472,000 as of the year 2003, representing an increase from 455,000 as of the 2000 census. However, the Bank's immediate market area is separated by geographic features from a majority of the population of Hillsborough County which includes the cities of Manchester and Nashua, and the Bank's specific market area is termed the "Monadnock Region". This region is named after the most prominent geographic physical feature, Mount Monadnock, the highest mountain in southern New Hampshire at approximately 3,100 feet. A system of trails and parks make this one of the most popular climbing mountains in the United States. Most of the market area for the Bank is primarily rural in nature, with a number of small population centers in the counties operating as economic and demographic centers. The major cities and population centers within the Bank's market area include Peterborough and New Ipswich in Hillsborough County and Keene and Rindge in Cheshire County.

The Bank holds a minor market share of deposits in Hillsborough County (approximately 0.5%), and thus has potential for additional growth if given the opportunity to establish a wider branch office network. As with the location of the population base, most of these deposits are located in the population centers of Manchester and Nashua. Monadnock competes with a number of national, regional and locally-based financial institutions. The primary larger financial institution competitors include Bank of New Hampshire, an affiliate of BankNorth N.A. and Ocean National Bank. In addition, the Bank faces competition from mortgage banking companies, consumer finance companies, investment houses, mutual funds, insurance companies and other financial intermediaries. Over the past couple of years, the competitive factors have intensified with the growth of electronic delivery systems (particularly the Internet).

Future growth opportunities for the Bank depend on future growth and stability of the regional economy (in particular the areas surrounding the Bank's office locations), demographic growth trends and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Bank and the relative economic health of the Bank's market area, and the relative impact on value.

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole. Due in part to the relatively rapid completion of the major war action in Iraq, which was completed in May 2003 after approximately seven weeks of action, the major stock exchange indices have increased during calendar year 2003 and early 2004. Other factors such as a somewhat improved overall economic performance, a continued expectation that interest rates will remain at current historical low levels in the foreseen future, low inflation rates and more positive recent corporate earnings reports, have provided support for the major stock exchanges. The national unemployment rate also declined during the last six months of 2003, to approximately 5.6% at the end of 2003, representing a decline from approximately 6.0%. The end of the war in Iraq also reduced the uncertainty associated with the future supplies of oil from the Mideast. Increasing reports of stronger economic growth, in terms of gross domestic product, and improved corporate earnings has led to a much more positive outlook for 2004. However, the lack of growth in certain economic sectors, such as travel, tourism and manufacturing have tempered overall expectations for a strong economic recovery in the near term future. The size of the projected federal budget deficit in the future has also led to a level of uncertainty about future economic performance. As an indication of the changes in the nation's stock markets over the last twelve months, as of March 5, 2004, the Dow Jones Industrial Average closed at 10529.48 an increase of 39.1% from one year ago, while the NASDAQ

Composite Index stood at 2008.78, an increase of 57.1% over the same time period. The Standard & Poors 500 Index totaled 1147.21 as of March 5, 2004, an increase of 42.1%.

Economic and Interest Rate Environment

The future success of Monadnock's operations is partially dependent upon various national and local economic trends. Trends in the national economy have improved during calendar year 2003, representing a more positive trend over the slow pace of growth experienced by the nation since the fall of 2000. Reflecting a positive factor, inflation remains relatively low compared to historical levels, increasing at an annual rate of less than 2.0% for 2003. The economic slowdown of 2000 to 2002, the results of the reaction to the September 11 attacks, and other actions by the federal government has eliminated the previous Federal budget surplus and the caused a record budget deficit for fiscal 2004. The economic slowdown has also caused a noticeable increase in unemployment, which increased from several decades lows of below 5.0% in 2000 to 6.0% in late 2003. For December 2003, the unemployment rate had declined to 5.6%, although a large number of potential workers had stopped seeking employment and thus were not counted among the unemployed. During 2003 the economy has showed signs of recovery, termed a "jobless recovery", although certain sectors of the economy remain stagnant. The GDP increased by 4.0% in the fourth quarter of 2003 and a revised 8.2% in the third quarter of 2003, indicating gaining strength to the economy.

Interest rate trends have remained relatively constant over the past 12 months. The federal reserve has kept key market interest rates at historical lows not seen since the 1950s, having lowered the key interest rates (federal funds and the discount rate) over a dozen times since January 1, 2001. As of the latest Fed rate cut, effective June 2003, the Fed Funds rate was 1.00%, down from 6.50% at the beginning of 2001, while the Discount Rate stood at 0.75%, down from 6.00% at January 1, 2001. Given the current low level of such rates, many analysts to predict that the future direction for interest rates would be upward, although no such changes are predicted for the near term future. The effect of these interest rate cuts has been most evident in short term rates, which have declined more than longer term rates, steepening the overall treasury yield curve. As of March 5, 2004, one- and ten-year U.S. government bonds were yielding 1.11% and 3.82%, respectively, compared to 1.19% and 3.62%, respectively, as of one year ago. See Exhibit II-2 for historical recent interest rate trends.

Market Area Demographics

Table 2.1 presents information regarding the demographic and economic trends for the Bank's market area counties from 2000 to 2003 and projected through 2008, with additional data provided in Exhibit II-3. Data for the nation and the State of New Hampshire is included for comparative purposes. The Bank's two county market area contained a total population of approximately 472,000 as of 2003, with Hillsborough County, the location of the Bank's office, containing 84% of the population base. However, the population base of Hillsborough County is concentrated in the eastern section of the county, in the cities of Manchester and Nashua, and therefore the Bank's immediate market area in western Hillsborough County is very rural in nature. Cheshire County reflects the area to the west of Hillsborough County, and contains much of the similar rural southern New Hampshire countryside. Both counties reported population growth from 2000 to 2003, although at rates lower than the statewide rate of 1.4% annually. These trends are projected to continue over the next five years through 2008.

These population trends represent a moderately positive trend for Bank as the market area has certain areas of strong growth and certain areas of weaker growth. The overall population base provides a source of business for financial institutions, although the Bank operates in a rural area with small towns functioning as population centers. As shown in Table 2.1, the number and growth of households performed somewhat better over the same time period, although this reflects a national trend towards a lower average household size and an increase in the number of households overall. In addition, the population and household growth trends described above are forecasted to remain relatively constant over the next five years, indicating that the Bank's business prospects are expected to remain stable in the foreseeable future.

Table 2.1 also details the age distribution of the residents of the Bank's market area counties in all market area counties, and reveals that overall, the market area counties have similar age distribution characteristics as the state and nation. Cheshire County reported a higher

Table 2.1
Monadnock Community Bank
Summary Demographic/Economic Information

	Year			Growth Rate 2000-03 (%)	Growth Rate 2003-2008 (%)
	2000	2003	2008		
Population(000)					
United States	281,422	290,647	305,918	1.1%	1.0%
New Hampshire	1,236	1,288	1,373	1.4%	1.3%
Hillsborough County	381	396	422	1.3%	1.3%
Cheshire County	74	76	80	1.0%	0.9%
Households(000)					
United States	105,480	109,440	116,034	1.2%	1.2%
New Hampshire	475	501	544	1.8%	1.7%
Hillsborough County	144	151	163	1.6%	1.5%
Cheshire County	28	30	32	1.5%	1.4%
Median Household Income($)					
United States	$42,729	$46,868	$53,230	3.1%	2.6%
New Hampshire	49,547	54,650	61,363	3.3%	2.3%
Hillsborough County	54,373	59,267	65,693	2.9%	2.1%
Cheshire County	43,169	46,992	52,426	2.9%	2.2%
Per Capita Income($)					
United States	$21,587	$24,078	$27,656	3.7%	2.8%
New Hampshire	23,844	26,816	30,941	4.0%	2.9%
Hillsborough County	25,198	28,143	32,072	3.8%	2.6%
Cheshire County	20,685	23,179	26,832	3.9%	3.0%

2003 Age Distribution(%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55+ Yrs.
United States	21.0%	27.0%	30.0%	22.0%
New Hampshire	20.0%	25.0%	32.0%	23.0%
Hillsborough County	21.0%	25.0%	33.0%	21.0%
Cheshire County	18.0%	28.0%	30.0%	24.0%

2003 HH Income Dist.(%)	Less Than $25,000	$25,000 to 50,000	$50,000+
United States	26.0%	28.0%	46.0%
New Hampshire	19.0%	27.0%	54.0%
Hillsborough County	18.0%	24.0%	58.0%
Cheshire County	23.0%	31.0%	46.0%

Source: ERSI.

rate of residents over 55 years of age and below 15 years, while Hillsborough County reported a more evenly distributed population in terms of age.

Examination of another characteristic of the Bank's market area, median household income and per capita income, revealed that Hillsborough County reported income levels higher than state and national averages and in line with state averages in terms of median household income and incomes over $50,000, while Cheshire County was closer to national averages and lower than the state average. The higher incomes in Hillsborough County reflect the populations located in the major cities of Nashua and Manchester, where income levels can be expected to be higher. However, most of the Bank's customers live in the western, more rural section of Hillsborough County, and thus have more moderate income levels. The relatively low income levels indicate the potential for reduced levels of financial institution deposits, deposit growth and overall need for financial institution services.

Local Economy

The local Monadnock Region was historically based on manufacturing, but similar to many areas of the country, has been transferred into a more services oriented economy in the last couple of decades with employment in most large economic sectors. However, manufacturing maintains a material presence in the area. Health care and consumer goods are significant sectors of the local economy. In addition, Franklin Pierce College maintains a significant presence in Rindge, near the Massachusetts state border. As shown in the table below, the employment base is well diversified, a positive operating factor for financial institutions as there is no dependence on one area of the economy.

Table 2.2
Monadnock Region Major Employers

Employer	Industry/Product	# of Employees
OSRAM Sylvania, Inc.	Automotive/Lighting Products	1,000
Crotched Mtn. Rehabilitiation Center	Educational facility	650
New Hampshire Ball Bearings	Manufacturer	550
Franklin Pierce College	University	450
Monadnock Community Hospital	Health Care	400
Millipore Corp.	Industrial Filters	350
New England Business Service, Inc.	Business/Custom Forms	300
PVA-EPVA, Inc.	Direct Mail, Fundraisers	300
Monadnock Paper Mills	Fine Papers	250
TFX Medical, Inc.	Plastic Tubing/Medical Devices	239
Eastern Mountain Sports, Inc.	Headquarters, Outdoor Clothing/Eq.	224
Millard Group, Inc.	Brokerage, Marketing Services	210

Source: County Chamber of Commerce, as of 2003.

As shown in Table 2.3 below, the State of New Hampshire and the two market area counties both reported the largest proportion of employment in services, wholesale/retail trade, manufacturing and government, indicative of a relatively diversified employment base. The market area counties recorded a higher level of agriculture employment, and indication of the rural nature of the market area. In addition, the market area counties reported a higher level of manufacturing employment, while the state of New Hampshire reported a higher level of services employment. Overall, however, with the exception of the manufacturing-based employment, the employment base of the Bank's market area was quite similar to the statewide averages. Construction employment was similar in the market area counties also. The presence of a higher level of manufacturing employment generally is an unfavorable characteristic, as the manufacturing sector of the economy has been declining for a number of decades. See Exhibit II-4 for additional data and details.

Table 2.3
Primary Market Area Employment Sectors
(Percent of Labor Force)

Employ. Sectors	New Hampshire	Market Area
Services	32.3%	31.1%
Wholesale/Ret. Trade	23.9	22.9
Manufacturing	14.2	16.6
Government	10.8	9.9
Finance, Ins., Real Estate	7.5	8.2
Construction	6.1	6.2
Transportation/Public Util.	3.3	3.1
Agriculture	0.6	0.8
Other	1.3	1.2
	100.0%	100.0%

Source: REIS DataSource.

As shown in Table 2.4, similar to national trends, unemployment in New Hampshire and the two market area counties has decreased in the last twelve months. The lowest unemployment rate was found in Cheshire County. Both market area counties had unemployment rates below the national average, while Cheshire County's rate was also below the state average, a favorable sign as it reflects a certain availability of employment for workforce employers.

Table 2.4
Market Area Unemployment Trends

Region	Dec. 2002 Unemployment	Dec. 2003 Unemployment
United States	5.7%	5.4%
New Hampshire	4.8%	4.0%
Hillsborough County	5.5%	4.5%
Cheshire County	3.5%	3.0%

Source: U.S. Bureau of Labor Statistics.

Competition

Due to the overall size of the Hillsborough County market in which the Bank operates, Monadnock holds a minimal market share of deposits of 0.5% (see Table 2.5). With the current market share below 1%, additional deposit growth in the market area is likely achievable,

Table 2.5
Monadnock Community Bank
Deposit Summary

	As of June 30,						
	1999			2003			Deposit Growth Rate 1999-2003 (%)
	Deposits	Market Share	Number of Branches	Deposits	Market Share	No. of Branches	
	(Dollars In Thousands)						
State of New Hampshire	$19,431,000	100.0%	408	$29,650,000	100.0%	418	11.1%
Commercial Banks	13,111,000	67.5%	243	19,756,000	66.6%	229	10.8%
Savings Institutions	6,320,000	32.5%	165	9,894,000	33.4%	189	11.9%
Hillsborough County	$4,276,384	100.0%	103	$5,974,373	100.0%	98	8.7%
Commercial Banks	2,644,268	61.8%	72	2,827,249	47.3%	60	1.7%
Savings Institutions	1,632,116	38.2%	31	3,147,124	52.7%	38	17.8%
Monadnock	23,020	0.5%	1	31,364	0.5%	1	8.0%
Cheshire County	$864,149	100.0%	23	$1,023,388	100.0%	23	4.3%
Commercial Banks	689,124	79.7%	18	750,603	73.3%	17	2.2%
Savings Institutions	175,025	20.3%	5	272,785	26.7%	6	11.7%

Source: FDIC; OTS.

particularly as Monadnock competes with a number of regional and super-regional competitors, along with a number of locally-based financial institutions.

Table 2.5 displays deposit trends for thrifts and commercial banks in the two county Monadnock Region. Since 1999, deposit growth in New Hampshire has been positive for both commercial banks and savings institutions, with savings institutions increasing deposits at a rate slightly faster than commercial banks. Commercial banks continue to maintain the majority of deposit funds in the state of New Hampshire, approximately 67% of all deposits as of the most recent date.

Within Hillsborough County, the location of the Bank's office, Monadnock recorded an annualized increase in deposits of 8.0% over the four-year period, while Hillsborough County recorded slightly higher growth of 8.7%. In Hillsborough County, savings institutions deposits increased at an 18% annual rate, while commercial bank deposits increased by a lower 1.7% annual rate. Commercial banks have approximately 47% of deposit funds in Hillsborough County.

Summary

The overall condition of the primary market area can be characterized as stable, with moderate growth potential based on regional population and economic projections. The overall total population base within the Bank's market area counties does provide the potential for additional banking customers, particularly in light of the current market share of deposits held by the Bank. Going forward, in view of the local demographic and economic trends and the numbers and types of competitors in the market area, the competition for deposits is expected to remain substantial, which will result in Monadnock having to pay competitive deposit rates, provide high quality service and consider providing electronic banking capabilities to increase local market share. In addition, the Bank also will have to engage in sufficient levels of marketing activities.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Monadnock's operations versus a group of comparable companies (the "Peer Group") selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of Monadnock is provided by these public companies. Factors affecting the Bank's pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between Monadnock and the Peer Group, will then be used as a basis for the valuation of Monadnock's to-be-issued common stock.

Peer Group Selection

The mutual holding company form of ownership has been in existence in its present form since 1991. As of the date of this appraisal, there were 19 publicly-traded institutions operating as subsidiaries of MHCs. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50 percent of the shares are available for trading; (2) guaranteed minority ownership interest, with no opportunity of exercising voting control of the institution in the MHC form of organization, thus limiting acquisition speculation in the stock price; (3) the potential impact of "second-step" conversions on the pricing of public MHC institutions; (4) the regulatory policies regarding the dividend waiver by MHC institutions; and (5) most MHCs have formed mid-tier holding companies, facilitating the ability for stock repurchases, thus improving the liquidity of the stock on an interim basis. We believe that each of these factors has an impact on the pricing of the shares of MHC institutions, and that such factors are not reflected in the pricing of fully-converted public companies.

Given the unique characteristic of the MHC form of ownership, RP Financial concluded that the appropriate Peer Group for Monadnock's valuation should be comprised of subsidiary institutions of mutual holding companies. The Peer Group is consistent with the regulatory guidelines, and other recently completed MHC transactions. Further, the Peer Group should be comprised of only those MHC institutions whose common stock is either listed on a national exchange or is NASDAQ listed, since the market for companies trading in this fashion is regular and reported. We believe non-listed MHC institutions are inappropriate for the Peer Group, since the trading activity for thinly-traded stocks is typically highly irregular in terms of frequency and price and may not be a reliable indicator of market value. We have excluded from the Peer Group those public MHC institutions that are currently pursuing a "second-step" conversion, companies whose market prices appear to be distorted by speculative factors or unusual operating conditions, and companies who have announced a “remutualization” transaction whereby the MHCs will be acquired by another institution and cease to exist. MHCs which have recently completed a minority stock offering have been excluded as well, due to the lack of a seasoned trading history and insufficient quarterly financial data that includes the impact of the offering proceeds. The universe of all publicly-traded institutions is included as Exhibit III-1.

Basis of Comparison

This appraisal includes two sets of financial data and ratios for each public MHC institution. The first set of financial data reflects the actual book value, earnings, assets and operating results reported by the public MHC institutions in its public filings inclusive of the minority ownership interest outstanding to the public. The second set of financial data, discussed at length in the following chapter, places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis assuming the sale of the majority shares held by the MHCs in public offerings based on their respective current prices and standard assumptions for a thrift conversion offering. Throughout the appraisal, the adjusted figures will be specifically identified as being on a “fully-converted” basis. Unless so noted, the figures referred to in the appraisal will be actual financial data reported by the public MHC institutions.

Both sets of financial data have their specific use and applicability to the appraisal. The actual financial data, as reported by the Peer Group companies and reflective of the minority interest outstanding, will be used primarily in this Chapter III to make financial comparisons between the Peer Group and the Bank. The differences between the Peer Group's reported financial data and the financial data of Monadnock as a mutual institution are not significant enough to distort the conclusions of the comparison (in fact, such differences are greater in a standard conversion appraisal). The adjusted financial data (fully-converted basis) will be more fully described and quantified in the pricing analysis discussed in Chapter IV. The fully-converted pricing ratios are considered critical to the valuation analysis in Chapter IV, because they place each public MHC institution on a fully-converted basis (making their pricing ratios comparable to the pro forma valuation conclusion reached herein), eliminate distortion in pricing ratios between public MHC institutions that have sold different percentage ownership interests to the public, and reflect the actual pricing ratios (fully-converted basis) being placed on public MHC institutions in the market today to reflect the unique trading characteristics of publicly-traded MHC institutions.

Monadnock's Peer Group

Under ideal circumstances, the Peer Group would be comprised of ten publicly-traded New Hampshire-based MHC institutions with capital, earnings, credit quality and interest rate risk comparable to Monadnock. However, given the limited number of publicly-traded institutions in the MHC form of ownership, the selection criteria was necessarily broad-based and not confined to a particular geographic market area. In the selection process, publicly-traded MHCs with assets of less than $1.0 billion were considered for the Peer Group. Institutions with assets of more than $1.0 billion were considered to be less comparable to Monadnock in terms of resources, financial strength, competitive strength and size and liquidity characteristics of the stock offering. Ten publicly-traded MHC companies currently maintain assets of less than $1.0 billion and all ten were selected for the Peer Group. The universe of all publicly-traded MHC institutions is included as Exhibits III-2A and III-2B, with data provided on nominal pricing basis and on a fully-converted basis, while Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies.

Unlike the universe of publicly-traded thrifts, which includes approximately 220 companies, the universe of public MHC institutions is small, thereby limiting the prospects of a relatively comparable Peer Group. Nonetheless, because the trading characteristics of public MHC institution shares are significantly different from those of fully-converted companies, public MHC institutions were the most appropriate group to consider as Peer Group candidates for this valuation. Relying solely on full stock public companies for the Peer Group would not capture the difference in current market pricing for public MHC institutions and thus could lead to distorted valuation conclusions. The federal regulatory agencies have previously concurred with this selection procedure of the Peer Group for MHC valuations. To account for differences between Monadnock and the MHC Peer Group in reaching a valuation conclusion, it will be necessary to make certain valuation adjustments. The following discussion addresses financial similarities and differences between Monadnock and the Peer Group.

Table 3.1 on the following page lists key general characteristics of the Peer Group companies. Although there are differences among several of the Peer Group members, by and large they are well-capitalized and profitable institutions and their decision to reorganize in MHC form suggests a commonality of operating philosophy. Importantly, the trading prices of the Peer Group companies reflect the unique operating and other characteristics of public MHC institutions. While the Peer Group is not exactly comparable to Monadnock, we believe such companies form a good basis for the valuation of Monadnock, subject to certain valuation adjustments.

In aggregate, the Peer Group companies maintain a higher level of capitalization relative to the universe of all public thrifts (12.32% of assets versus 10.78% for the all public average), generate comparable core earnings on a return on assets basis (0.59% ROA versus 0.66% average for the all public average), and generate a lower core ROE (4.54% core ROE versus 6.79% for the all public average). Please note that RP Financial has used core earnings in this discussion to eliminate the effects of non-operating items. The summary table below underscores the key differences, particularly in the average pricing ratios between full stock and MHC institutions (both as reported and on a fully-converted basis).

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.1
Peer Group of Publicly-Traded Thrifts
March 12, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
WFD	Westfield Finl MHC of MA(47.0) (3)	AMEX	Southwestern MA	Thrift	816 S	10	12-31	12/01	24.16	241
BCSB	BCSB Bankcorp MHC of MD (36.0)	OTC	Northeast MD	Thrift	660	11	09-30	07/98	20.00	118
ONFC	Oneida Fincl MHC of NY (45.7)	OTC	Central NY	Thrift	428	6	12-31	12/98	14.60	112
ALLB	Alliance Bank MHC of PA (20.0)	OTC	Southeastern PA	Thrift	374	8	12-31	03/95	39.00	134
PBHC	Pathfinder BC MHC of NY (39.1) (3)	OTC	Upstate NY	Thrift	287 S	5	12-31	11/95	19.81	48
GCBC	Green Co Bcrp MHC of NY (43.0)	OTC	Southeast NY	Thrift	272	6	06-30	12/98	35.49	73
ROME	Rome Bncp Inc MHC of NY (41.6) (3)	OTC	Central NY	Thrift	262	4	12-31	10/99	33.29	143
JXSB	Jcksnville Bcp MHC of IL(45.6)	OTC	Central IL	Thrift	262	7	12-31	04/95	19.99	39
WCFB	Wbstr Cty Fed MHC of IA (38.5)	OTC	Central IA	Thrift	106 S	1	12-31	08/94	15.00	57
GOV	Gouverneur Bcp MHC of NY(42.4)	AMEX	Northern NY	Thrift	95	1	09-30	03/99	13.68	31

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

Date of Last Update: 03/12/04

	All Publicly-Traded	*Peer Group Reported Basis*	*Fully Converted Basis (Pro Forma)*
Financial Characteristics (Averages)			
Assets ($Mil)	$2,489	$356	$413
Equity/Assets (%)	10.78%	12.32%	25.14%
Core Return on Assets (%)	0.66	0.59	0.64
Core Return on Equity (%)	6.79	4.54	2.46
Pricing Ratios (Averages)(1)			
Core Price/Earnings (x)	20.65x	29.58x	30.21x
Price/Book (%)	167.69.%	221.34%	102.33%
Price/Assets (%)	18.37	30.82	25.49

(1) Based on market prices as of March 5, 2004.

The following sections present a comparison of Monadnock's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the figures reported by the Peer Group. The conclusions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Monadnock and the Peer Group. Monadnock's and the Peer Group's ratios reflect balances as of December 31, 2003, unless otherwise indicated for the Peer Group companies. Monadnock's net worth base of 5.7% was below the Peer Group's average net worth ratio of 12.3%. However, this disadvantage will to a great extent be eliminated with the consummation of the reorganization and infusion of the net conversion proceeds. The Bank maintained a zero balance of intangible assets while the Peer Group's capital included intangibles equal to 0.6% of assets. The similar pro forma capital positions of the Bank and the Peer Group indicate a comparable risk perspective and future earnings potential that could be realized through leverage and lower funding costs. Both the Bank's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of December 31, 2003

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Monadnock Comm. Bancorp of NH																				
December 31, 2003	4.2	24.4	70.3	78.7	15.4	0.0	5.7	0.0	5.7	0.0	5.94	-43.88	65.19	8.89	-3.61	-4.39	-4.39	5.82	5.82	12.19
All Public Companies	4.9	24.1	66.5	67.3	20.1	0.6	10.5	0.6	9.9	0.0	7.69	9.45	6.65	6.68	13.08	3.65	3.22	9.45	9.27	16.64
State of NH	3.5	23.2	66.9	84.1	3.2	3.2	7.3	2.4	5.0	0.0	7.48	21.09	3.26	4.93	NM	17.41	27.97	7.81	7.81	11.86
Comparable Group Average	5.5	31.0	58.6	76.3	9.7	0.5	12.3	0.6	11.7	0.0	6.74	12.41	2.82	7.18	11.65	0.33	-0.92	11.76	11.02	21.84
Mid-Atlantic Companies	4.0	29.2	61.4	75.0	11.8	0.7	11.3	0.7	10.6	0.0	7.90	2.51	9.08	8.55	15.45	0.49	-1.27	9.94	9.94	18.96
Mid-West Companies	9.8	29.7	56.5	78.9	5.1	0.0	14.5	0.6	13.8	0.0	4.76	47.38	-12.41	5.94	0.26	0.54	0.41	20.89	13.72	29.02
Other Comparative Companies	7.4	45.8	42.4	80.0	4.2	0.0	15.2	0.0	15.2	0.0	2.61	11.73	-10.56	0.02	NM	-1.19	-1.19	0.00	0.00	0.00
Comparable Group																				
Mid-Atlantic Companies																				
ALLB Alliance Bank MHC of PA (20.0)	4.1	34.7	55.7	73.4	16.5	0.0	9.4	0.0	9.4	0.0	1.65	-10.38	11.58	2.13	-0.36	-0.16	-0.16	NM	NM	NM
BCSB BCSB Bankcorp MHC of MD (36.0)	3.0	38.2	54.5	84.2	4.9	3.4	6.7	0.4	6.3	0.0	10.14	43.33	-8.77	8.93	NM	-3.10	-3.11	8.00	8.00	16.07
GOV Gouverneur Bcp MHC of NY(42.4)	3.2	18.9	73.6	60.9	18.1	0.0	18.8	0.0	18.8	0.0	9.68	-25.82	25.48	6.94	28.36	2.26	2.26	18.10	18.10	33.90
GCBC Green Co Bcrp MHC of NY (43.0)	6.2	39.3	51.7	83.7	4.8	0.0	10.8	0.0	10.8	0.0	14.99	25.95	6.96	14.95	44.44	5.44	5.44	8.70	8.70	19.22
ONFC Oneida Fincl MHC of NY (45.7)	2.9	40.6	46.8	71.4	15.7	0.0	11.9	3.0	8.9	0.0	2.76	2.94	1.36	4.71	-8.30	5.77	5.86	7.83	7.83	13.20
PBHC Pathfinder BC MHC of NY (39.1)(1)	3.0	21.8	68.4	73.8	15.7	1.7	7.4	1.7	5.8	0.0	11.35	8.28	12.59	17.95	7.32	-7.99	-20.39	7.05	7.05	12.43
ROME Rome Bncp Inc MHC of NY (41.6)	5.4	11.1	79.3	77.6	6.9	0.0	14.0	0.0	14.0	0.0	4.74	-26.71	14.37	4.24	21.25	1.23	1.23	NM	NM	NM
Mid-West Companies																				
JXSB Jcksnville Bcp MHC of IL(45.6)	3.8	41.4	48.7	89.8	1.1	0.0	7.7	1.2	6.5	0.0	3.69	32.32	-14.49	4.24	0.52	-1.08	-0.82	NM	6.54	13.13
WCFB Wbstr Cty Fed MHC of IA (38.5)(1)	15.7	18.0	64.3	68.1	9.1	0.0	21.3	0.1	21.2	0.0	5.82	62.44	-10.33	7.64	0.00	2.17	1.65	20.89	20.89	44.91
New England Companies																				
WFD Westfield Finl MHC of MA(47.0)(1)	7.4	45.8	42.4	80.0	4.2	0.0	15.2	0.0	15.2	0.0	2.61	11.73	-10.56	0.02	NM	-1.19	-1.19	NM	NM	NM

(1) Financial information is for the quarter ending September 30, 2003.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Monadnock maintained a higher proportion of earning assets in loans receivable than the Peer Group, and a correspondingly lower level of cash, cash equivalents and investment securities. The Bank's loans-to-assets ratio of 70.3% exceeded the comparable Peer Group ratio of 58.6%. Comparatively, the Bank's cash and investments-to-assets ratio of 28.6% was lower than comparable ratio for the Peer Group of 36.5%. Overall, Monadnock's interest-earning assets amounted to 98.9% of assets, which was higher than the comparable Peer Group ratio of 95.1%.

Monadnock's funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group's funding composition. The Bank's deposits equaled 78.7% of assets, which was above the Peer Group average of 76.3%. Comparatively, borrowings were utilized to a greater degree by the Bank, as indicated by borrowings-to-assets ratios of 9.7% and 15.4% for the Peer Group and the Bank, respectively. Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a percent of assets, equaled 94.1% and 86.0%, respectively, with the Bank's higher ratio supported by its maintenance of a lower capital position.

A key measure of balance sheet strength for a thrift institution is its interest-earning assets to interest-bearing liabilities ("IEA/IBL") ratio. Presently, the Bank's IEA/IBL ratio is lower than the Peer Group's ratio, based on respective ratios of 105.1% and 110.6%. The additional capital realized from stock proceeds should serve to increase the Bank's IEA/IBL ratio, as a portion of the interest free capital realized in Monadnock's stock offering is expected to be deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Monadnock's and the Peer Group's growth rates were based on annual growth for the 12 months ended December 31, 2003, or the most recent period available for the Peer Group companies. Monadnock's assets increased at a 5.9% annual rate, versus a 6.7% asset growth rate posted by the Peer Group. Monadnock's asset growth was realized through loan growth, which was in part funded by a decline in cash and investments. Comparatively, asset growth for the Peer Group consisted of cash and investments, as well as loans, with a higher growth rate indicated for cash and investments. Overall, the Bank's asset growth measures would tend to indicate higher earnings growth potential relative to the Peer Group's asset growth measures.

However, Monadnock's current disadvantage with respect to leverage capacity will only be equalized following the increase in capital that will be realized from the stock offering.

An 8.9% increase in deposits funded Monadnock's asset growth, while borrowings declined slightly. Likewise, asset growth for the Peer Group was funded by a 7.2% increase in deposits, while the Peer Group's utilization of borrowings also increased. Capital growth rates posted by the Bank and the Peer Group equaled a negative 4.4% annual rate for Monadnock versus a minimal increase of 0.3% for the Peer Group. The Peer Group's low capital growth rate was attributable to dividend payments and stock repurchases, while the decline in Monadnock's capital account was due to a decrease in the capital adjustment for investment securities classified as "available for sale", offset in part by the moderate net income recorded for the most recent 12 month time period. The increase in capital realized from stock proceeds will potentially restrict the Bank's capital growth rate following the stock offering, although the Bank's business plan projects increased levels of profitability due to post-conversion business strategies that will be implemented utilizing the enhanced capital base.

Income and Expense Components

Table 3.3 displays comparable statements of operations for the Bank and the Peer Group, based on earnings for the twelve months ended December 31, 2003, unless otherwise indicated for the Peer Group companies. Monadnock and the Peer Group reported net income to average assets ratios of 0.06% and 0.61%, respectively. A lower net interest margin and lower non-interest income levels accounted for a majority of the Bank's lower return, which was partially offset by the Peer Group's higher level of loan loss provisions.

Monadnock and the Peer Group reported net interest income to average assets ratios of 2.55% and 3.28%, respectively. Monadnock's interest income ratio was lower than the Peer Group's ratio. The Bank's lower interest income ratio was realized through earning a lower yield on interest-earning assets (4.63% versus 5.56% for the Peer Group), with the Bank's lower ratio due to the maintenance of a balance of low yielding overnight cash and cash equivalents, and a balance of adjustable rate Ginnie Mae MBS in portfolio, along with an adjustable rate loan portfolio, all of which carry relatively low yields in the current low interest rate environment.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2003

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Monadnock Comm. Bancorp of NH																			
December 31, 2003	0.06	4.39	1.85	2.55	-0.11	2.66	0.00	0.00	0.32	0.32	3.01	0.00	0.10	0.00	4.63	2.15	2.47	2,734	15.63
All Public Companies	0.83	5.29	2.27	3.02	0.17	2.85	0.06	0.00	0.57	0.63	2.50	0.02	0.29	0.00	5.42	2.54	2.88	4,506	34.59
State of NH	1.14	4.42	1.30	3.12	0.02	3.10	0.00	0.00	0.71	0.71	2.85	0.00	0.88	0.00	4.73	1.47	3.26	3,284	37.90
Comparable Group Average	0.61	5.31	2.03	3.28	0.20	3.08	0.03	0.00	0.63	0.66	2.91	0.01	0.04	0.00	5.56	2.36	3.20	3,129	30.61
Mid-Atlantic Companies	0.61	5.37	1.98	3.39	0.15	3.24	0.02	0.01	0.73	0.76	3.16	0.01	0.04	0.00	5.65	2.27	3.37	3,120	27.24
Mid-West Companies	0.74	5.46	2.28	3.18	0.43	2.75	0.08	-0.01	0.45	0.52	2.42	0.02	0.12	0.00	5.67	2.74	2.93	3,152	35.63
Other Comparable Companies	0.35	4.60	1.87	2.73	0.09	2.64	0.01	0.00	0.26	0.00	2.14	0.00	-0.08	0.00	4.78	2.23	2.55	0	49.18
Comparable Group																			
Mid-Atlantic Companies																			
ALLB Alliance Bank MHC of PA (20.0)	0.58	5.31	2.26	3.05	0.13	2.92	0.01	0.04	0.32	0.36	2.68	0.00	0.00	0.00	5.60	2.52	3.08	NM	3.31
BCSB BCSB Bankcorp MHC of MD (36.0)	0.16	5.05	2.48	2.57	0.20	2.37	0.03	0.01	0.15	0.19	2.39	0.01	0.08	0.00	5.21	2.74	2.47	3,773	31.07
GOV Gouverneur Bcp MHC of NY(42.4)	0.78	5.86	2.00	3.86	0.09	3.77	0.00	-0.05	0.32	0.27	2.84	0.00	0.08	0.00	6.04	2.55	3.49	3,059	38.35
GCBC Green Co Bcrp MHC of NY (43.0)	0.97	5.14	1.49	3.65	0.08	3.57	0.00	0.00	1.03	1.04	3.21	0.00	0.01	0.00	5.28	1.69	3.59	3,198	30.96
ONFC Oneida Fincl MHC of NY (45.7)	0.74	4.91	1.94	2.97	0.13	2.84	0.00	0.00	2.32	2.32	4.40	0.02	0.27	0.00	5.41	2.22	3.20	2,780	26.89
PBHC Pathfinder BC MHC of NY (39.1)(1)	0.48	5.59	2.26	3.33	0.24	3.09	0.09	0.03	0.47	0.59	3.17	0.06	0.19	0.00	6.01	2.52	3.49	2,791	26.20
ROME Rome Bncp Inc MHC of NY (41.6)	0.59	5.72	1.40	4.33	0.20	4.13	0.00	0.00	0.53	0.54	3.42	0.00	-0.35	0.00	5.97	1.66	4.31	NM	33.88
Mid-West Companies																			
JXSB Jcksnville Bcp MHC of IL(45.6)	0.32	4.98	2.22	2.76	0.80	1.96	0.15	-0.01	0.54	0.69	2.76	0.03	0.22	0.00	5.28	2.44	2.83	2,219	NM
WCFB Wbstr Cty Fed MHC of IA (38.5)(1)	1.16	5.94	2.34	3.60	0.06	3.54	0.00	0.00	0.35	0.35	2.08	0.01	0.01	0.00	6.06	3.03	3.03	4,085	35.63
New England Companies																			
WFD Westfield Finl MHC of MA(47.0)(1)	0.35	4.60	1.87	2.73	0.09	2.64	0.01	0.00	0.26	0.27	2.14	0.00	-0.08	0.00	4.78	2.23	2.55	NM	49.18

(1) Financial information is for the quarter ending September 30, 2003.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Comparatively, the Bank reported a lower interest expense ratio than the Peer Group, which was supported by maintaining a substantial balance of low costing core deposits, particularly in the form of NOW and money market accounts. Overall, the Bank's cost of interest bearing liabilities totaled 2.15% versus 2.36% for the Peer Group. The Bank's advantage in this area was offset in part by the Bank's maintenance of a higher ratio of interest-bearing liabilities as a percent of assets (94.1% versus 86.0% for the Peer Group). Overall, Monadnock and the Peer Group reported interest expense to average assets ratios of 1.85% and 2.03%, respectively.

In another key area of core earnings strength, the Bank maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Bank and the Peer Group reported operating expense to average assets ratios of 3.01% and 2.91%, respectively. Because of this higher operating expense ratio, the Bank compared less favorably to the Peer Group in terms of number of employees maintained relative to asset size. Assets per full time equivalent employee equaled $2.7 million for the Bank, versus a comparable measure of $3.1 million for the Peer Group. On a post-offering basis, the Bank's operating expenses can be expected to increase with the addition of stock benefit plans, with such expenses already impacting the Peer Group's operating expenses. In addition, Monadnock's capacity to leverage operating expenses will be similar to the Peer Group's leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Peer Group's earnings strength was greater than the Bank's. Expense coverage ratios posted by Monadnock and the Peer Group equaled 0.85x and 1.13x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

Sources of non-interest operating income provided a larger contribution to the Peer Group's earnings, with such income amounting to 0.32% and 0.66% of Monadnock's and the Peer Group's average assets, respectively. The Bank's relatively lower earnings contribution realized from non-interest operating income is indicative of its overall smaller asset size, single office operation and less diversified operations, which limits the amount of various fees and service charges able to be gained from the customer base. Taking non-interest operating income into account in comparing the Bank's and the Peer Group's earnings, Monadnock's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 104.9% was less favorable than the Peer Group's efficiency ratio of 73.9%. The efficiency ratios indicate that the Bank's lower interest income ratio and lower non-interest income ratio were the most significant factors leading to this difference.

Loan loss provisions had a larger impact on the Peer Group's earnings, as loss provisions of 0.20% of average assets were established by the Peer Group during the 12 month period. Comparatively, Monadnock recorded a recovery on loan loss provisions previously established in the amount of 0.11% of average assets. The recovery loan loss provisions by the Bank was due to continued improvements in asset quality and growth in low risk residential loans in portfolio.

Net gains realized from the sale of assets were a minor factor in both the Bank's and the Peer Group's earnings, with such gains amounting to 0.10% and 0.04% of average assets for Monadnock and the Peer Group, respectively. Given the generally non-recurring nature of gains and losses resulting from the sale of loans, investments and other assets, the net gains reflected in the Bank's and the Peer Group's earnings will be discounted in evaluating the relative strengths and weaknesses of their respective earnings. Extraordinary items were not a factor in either the Bank's or the Peer Group's earnings.

Taxes were a smaller factor in the Bank's earnings, based on implied effective tax rates of 15.63% and 30.61%, respectively.

Loan Composition

Table 3.4 presents data related to the Bank's and the Peer Group's loan portfolio compositions and investment in mortgage-backed securities. The Bank's loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans and mortgage backed securities than maintained by the Peer Group (65.3% versus 46.3% for the Peer Group). The Bank's higher ratio was primarily attributable to maintaining a higher concentration of mortgage backed securities, as Monadnock maintained mortgage-backed securities of 23.0% of assets compared to the Peer Group's investment of 11.2% of assets. Given the Bank's historical philosophy of placing loans in portfolio for investment, loans serviced for others necessarily represented a more significant off-balance sheet item for the Peer Group. However, the Peer Group's average balance of loans serviced for others of $35.6 million implies that the Peer Group companies have also emphasized originating loans for investment. The Peer Group's balance of loans serviced for others translated into a modest balance of servicing intangibles, as servicing assets equaled 0.05% of the Peer Group's assets.

Diversification into higher risk types of lending was more significant for the Bank, on average. Commercial real estate/multi-family loans represented the most significant area of diversification for the Bank (20.3% of assets), followed by commercial business loans (7.1% of assets). The Peer Group's lending diversification also consisted primarily of commercial real estate/multi-family loans and commercial business loans, with those portfolios equaling 16.7% of assets. Overall, non-residential property secured lending totaled 28.3% of assets for Monadnock versus 22.7% for the Peer Group. Notwithstanding this more significant diversification into higher risk lending by the Bank, Monadnock reported a lower risk-weighted assets-to-assets ratio compared to the Peer Group's ratio (53.3% versus 55.8% for the Peer Group), as the Bank's remaining assets were invested into low risk cash and investments, including Ginnie Mae MBS.

Credit Risk

The Bank's credit risk exposure appears to be lower than the Peer Group's, on average, based on the ratios of non-performing assets as a percent of assets and loans and the ratios of

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of December 31, 2003

		Portfolio Composition as a Percent Assets							
Institution	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
Monadnock Comm. Bancorp of NH	23.03	42.26	0.00	20.30	7.12	0.91	53.34	1,524	0
All Public Companies	12.09	36.66	4.67	15.62	4.33	4.09	60.31	700,284	7,267
State of NH	9.97	42.96	3.42	14.70	2.18	4.42	64.08	290,797	2,223
Comparable Group Average	11.15	35.17	1.24	10.81	5.90	4.71	55.76	35,603	183
Comparable Group									
ALLB Alliance Bank MHC of PA (20.0)	6.79	21.12	2.92	28.11	1.01	1.50	59.47	0	0
BCSB BCSB Bankcorp MHC of MD (36.0)	19.14	31.73	1.93	8.14	13.20	0.65	51.50	22,195	0
GOV Gouverneur Bcp MHC of NY(42.4)	10.27	51.43	0.21	3.78	9.98	3.56	55.36	0	0
GCBC Green Co Bcrp MHC of NY (43.0)	21.19	39.76	1.00	4.71	1.84	1.99	47.58	0	0
JXSB Jcksnville Bcp MHC of IL(45.6)	0.99	26.26	1.75	7.85	4.89	8.13	54.74	159,542	1,168
ONFC Oneida Fincl MHC of NY (45.7)	8.34	23.15	0.26	7.48	9.42	7.89	60.75	93,055	352
PBHC Pathfinder BC MHC of NY (39.1)(1)	10.64	48.32	2.24	10.04	1.39	6.07	61.91	41,546	225
ROME Rome Bncp Inc MHC of NY (41.6)	1.45	37.87	0.87	20.32	11.34	7.21	65.44	3,001	0
WCFB Wbstr Cty Fed MHC of IA (38.5)(1)	1.70	57.38	0.83	2.86	2.61	0.74	46.70	0	0
WFD Westfield Finl MHC of MA(47.0)(1)	30.97	14.70	0.43	14.80	3.26	9.35	54.17	36,693	82

(1) Financial information is for the quarter ending September 30, 2003.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of December 31, 2003 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Monadnock Comm. Bancorp of NH	0.03	0.39	0.51	1.04	203.82	188.24	1	0.00
All Public Companies	0.11	0.67	0.78	1.03	205.65	176.36	309	0.18
State of NH	0.00	0.27	0.41	1.13	276.78	276.78	42	0.00
Comparable Group Average	0.13	0.71	0.82	1.02	226.76	223.33	257	0.37
Comparable Group								
ALLB Alliance Bank MHC of PA (20.0)	0.69	2.27	NA	1.28	NA	31.76	996	0.00
BCSB BCSB Bankcorp MHC of MD (36.0)	0.02	0.08	0.12	0.71	599.30	459.36	303	0.34
GOV Gouverneur Bcp MHC of NY(42.4)	0.12	0.90	1.05	0.94	89.35	77.73	17	0.10
GCBC Green Co Bcrp MHC of NY (43.0)	0.00	0.16	0.32	0.85	268.46	268.46	21	0.06
JXSB Jcksnville Bcp MHC of IL(45.6)	0.20	1.46	2.41	1.69	70.04	57.11	863	2.63
ONFC Oneida Fincl MHC of NY (45.7)	0.03	0.06	0.07	1.05	NA	807.25	151	0.31
PBHC Pathfinder BC MHC of NY (39.1)(1)	0.13	0.96	1.24	0.88	70.83	61.55	2	0.00
ROME Rome Bncp Inc MHC of NY (41.6)	0.08	0.61	NA	0.86	NA	112.50	105	0.21
WCFB Wbstr Cty Fed MHC of IA (38.5)(1)	0.05	0.38	NA	0.56	NA	95.04	34	-0.02
WFD Westfield Finl MHC of MA(47.0)(1)	0.00	0.22	0.51	1.33	262.56	262.56	75	0.09

(1) Financial information is for the quarter ending September 30, 2003.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

reserves as a percent of non-performing assets. As shown in Table 3.5, the Bank's ratio of non-performing assets and accruing loans that are more than 90 days past due equaled 0.39% of assets, which was lower than the comparable Peer Group ratio of 0.71%. The Bank maintained a lower non-performing loans/loans ratio than the Peer Group (0.51% versus 0.82% for the Peer Group). Alternatively, the Bank maintained a similar level of loss reserves as a percent of non-performing assets and accruing loans that are more than 90 days past due (188.24% versus 223.33% for the Peer Group), and a similar level of reserves as a percent of non-performing loans (203.82% versus 226.76% for the Peer Group). The Bank's credit risk exposure was also considered to be lower in comparison to the Peer Group with respect to the lower levels of net charge-offs recorded for the 12 month period, as net loan charge-offs equaled 0.00% and 0.37% of net loans receivable for the Bank and the Peer Group, respectively.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group companies. In terms of balance sheet composition, Monadnock's interest rate risk characteristics were considered to be less favorable than the Peer Group's, as implied by the Bank's lower equity-to-assets and IEA/IBL ratios, offset by a lower level of non-interest earning assets. On a pro forma basis, the infusion of stock proceeds should serve to place the Bank on a more equal position in comparison to the Peer Group's balance sheet interest rate risk characteristics, particularly with respect to the increases that will be realized in Bank's equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Monadnock and the Peer Group. In general, the recent relative fluctuations in the Bank's net interest income to average assets ratios were considered to be lower overall to the Peer Group, and thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, Monadnock was viewed as maintaining a lower degree of interest rate risk exposure in the net interest margin. The stability of the Bank's net interest margin should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level interest rate sensitive liabilities funding Monadnock' assets.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of December 31, 2003 or Most Recent Date Available

Institution	Balance Sheet Measures: Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	Quarterly Change in Net Interest Income (change in net interest income is annualized in basis points): 12/31/03	09/30/03	06/30/03	03/31/03	12/31/02	09/30/02
Monadnock Comm. Bancorp of NH	5.7	105.1	1.1	21	4	1	-19	0	3
All Public Companies	9.8	107.8	4.4	6	-5	-8	-8	-6	1
State of NH	5.0	103.4	6.3	NA	-15	18	-33	-36	12
Comparable Group Average	11.7	110.3	5.0	4	-7	-17	-4	-6	8
Comparable Group									
ALLB Alliance Bank MHC of PA (20.0)	9.4	105.2	5.5	-3	26	-22	-9	21	-6
BCSB BCSB Bankcorp MHC of MD (36.0)	6.3	103.4	4.4	3	-35	-35	-3	-31	39
GOV Gouverneur Bcp MHC of NY(42.4)	18.8	121.2	4.2	22	1	-16	22	-51	12
GCBC Green Co Bcrp MHC of NY (43.0)	10.8	109.9	2.8	13	1	-11	4	-13	4
JXSB Jcksnville Bcp MHC of IL(45.6)	6.5	103.4	6.0	19	-17	-29	-1	-16	-9
ONFC Oneida Fincl MHC of NY (45.7)	8.9	103.7	9.7	-5	-6	0	-5	6	35
PBHC Pathfinder BC MHC of NY (39.1)(1)	5.8	102.2	6.8	NA	-16	-10	6	3	-5
ROME Rome Bncp Inc MHC of NY (41.6)	14.0	113.4	4.2	-17	-5	-14	-16	51	-5
WCFB Wbstr Cty Fed MHC of IA (38.5)(1)	21.2	127.0	1.9	NA	-0	-20	-30	-17	20
WFD Westfield Finl MHC of MA(47.0)(1)	15.2	113.5	4.4	NA	-17	-14	-12	-15	-3

(1) Financial information is for the quarter ending September 30, 2003.
NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Monadnock. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine Monadnock's estimated pro forma market value for purposes of pricing the minority stock. The valuation incorporates the appraisal methodology promulgated by the OTS and adopted in practice by the FDIC for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Bank and the Peer Group, and determination of the Bank's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines, originally released in October 1983 and updated in late-1994, specify the market value methodology for estimating the pro forma market value of an institution. The FDIC, state banking agencies and other Federal agencies have endorsed the OTS appraisal guidelines as the appropriate guidelines involving mutual-to-stock conversions. As previously noted, the appraisal guidelines for MHC offerings is somewhat different, particularly in the Peer Group selection process. Specifically, the regulatory agencies have indicated that the Peer Group should be based on the pro forma fully-converted pricing characteristics of publicly-traded MHCs, rather than on already fully-converted publicly-traded stock thrifts, given the unique differences in stock pricing of MHCs and fully-converted stock thrifts. Pursuant to this methodology: (1) a peer group of comparable publicly-traded MHC institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) the pro forma market value of the subject company is determined based on the market pricing of the peer group, subject to certain valuation adjustments based on key differences. In addition, the pricing characteristics of recent conversions and MHC offerings must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed conversions and stock offerings of comparable MHCs, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses, based on either the Peer Group or the recent conversions and MHC transactions, cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Holding Company's to-be-issued stock. Throughout the MHC process, RP Financial will: (1) review changes in the Bank's operations and financial condition; (2) monitor the Bank's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending MHC offerings, and to a lesser extent, standard conversion offerings, both regionally and nationally. If material changes should occur prior to close of the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Monadnock's value, the market value of the stocks of public MHC institutions, or Monadnock's value alone. To the extent a change in factors impacting the Bank's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of Monadnock coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank's and the Peer Group's financial strength are noted as follows:

- Overall A/L Composition. Loans funded by retail deposits were the primary components of both Monadnock's and the Peer Group's balance sheets. Monadnock's interest-earning asset composition exhibited a higher concentration of loans as a percent of assets, along with a greater degree of diversification into higher risk and higher yielding types of loans (primarily commercial real estate and commercial business loans). Overall, the level of risk-weighted assets to assets was similar for both the Bank and the Peer Group. Monadnock's funding composition reflected a higher concentration of deposits and borrowings than the comparable Peer Group ratios, indicating lower future borrowing capacity for the Bank. Overall, as a percent of assets, the Bank maintained a higher level of interest-earning assets and a higher level of interest-bearing liabilities than indicated for the Peer Group, which overall resulted in a lower IEA/IBL ratio for the Bank. The infusion of stock proceeds should serve to increase the Bank's IEA/IBL ratio and, thus, decrease the comparative advantage currently maintained by the Peer Group relative to the Bank's IEA/IBL ratio. For valuation purposes, RP Financial concluded that no adjustment was warranted for the Bank's overall asset/liability composition.

- Credit Quality. The Bank maintained a lower ratio of non-performing assets-to-assets than the Peer Group, offset by lower ratios of reserves as a percent of non-performing loans and non-performing assets. The Bank maintained a similar level of loss reserves as a percent of net loans receivable and the Bank's risk weighted assets-to-assets ratio was also similar to the Peer Group's ratio. Monadnock also reported a lower level of net charge-offs than the Peer Group. As stated previously, the Bank maintained a higher ratio of higher risk commercial real estate loans, construction/land loans and non-mortgage loans in comparison to the Peer Group. Overall, in comparison to the Peer Group, the Bank's measures tended to imply a higher degree of credit exposure and RP Financial concluded that a moderate downward adjustment was warranted for the Bank's credit quality.

- Balance Sheet Liquidity. The Bank operated with a lower balance of cash and investment securities relative to the Peer Group (28.6% of assets versus 36.5% for the Peer Group). Following the infusion of stock proceeds, the Bank's cash and investments ratio will initially increase with the deployment of proceeds into investments, however over time the Bank intends to place such funds into whole loans. Monadnock's future borrowing capacity was considered to be lower than the Peer Group's, in light of the higher level of borrowings maintained by the Bank; however, both the Bank and the Peer Group were considered to have ample borrowing capacities, particularly as the pro forma capital ratio for the Bank is expected to be similar to the Peer Group. Overall, balance sheet liquidity for the Bank was viewed as being similar to the Peer Group, and thus, RP Financial concluded that no adjustment was warranted for the Bank's balance sheet liquidity.

- Funding Liabilities. Retail deposits served as the primary interest-bearing source of funds for the Bank and the Peer Group, with borrowings being utilized to a greater degree by the Bank. Notwithstanding, the Peer Group's lower utilization of borrowings, Monadnock's overall cost of funds was lower than the Peer Group's. The Bank currently maintains a higher level of interest-bearing liabilities than the Peer Group. Accordingly, following the stock offering, the increase in Monadnock's capital position should serve to lower the Bank's level of interest-bearing liabilities relative to the Peer Group's. For purposes of this valuation, RP Financial concluded that no adjustment was warranted for Monadnock's funding composition.

- Capital. The Bank operates with a lower pre-conversion capital ratio than the Peer Group, 5.7% and 12.3% of assets, respectively. Following the minority stock offering, Monadnock's pro forma capital position is expected to approximate the Peer Group's equity-to-assets ratio. The Bank's similar pro forma capital position implies similar leverage capacity, similar dependence on interest-bearing liabilities to fund assets and a similar capacity to absorb unanticipated losses. Overall, RP Financial concluded that no adjustment was warranted for the Bank's pro forma capital position.

On balance, Monadnock's financial condition was considered to be similar in comparison to the Peer Group's, when examining conditions such as credit quality, liquidity, funding composition and pro forma capital position. Any advantages enjoyed by the Bank were small, however, and we concluded that no valuation adjustment was warranted for the Bank's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Bank recorded lower earnings on a ROAA basis (0.06% of average assets versus 0.61% for the Peer Group). A lower level of net interest income and lower non-interest income, along with higher operating expenses largely accounted for the Bank's lower return. The lower level of non-interest operating income is indicative of the small overall size, single office operation and less diversified operations of the Bank. In addition to the Bank's current disadvantage in the operating expense ratio, the higher operating expenses associated with implementation of the stock benefit plans following conversion will have a net downward effect on reported net income. The Bank also plans to pursue a branching strategy which is expected to result in increased investment into branch office facilities in the future which would reduce the level of interest income gained from the proceeds. However, the Bank intends to continue a leverage strategy post-conversion, whereby the conversion proceeds will be leveraged initially with investments such as MBS, pending reinvestment into whole loans. Monadnock also believes that the expense base in place at the Bank will support the expected higher level of assets and operations following the conversion, and thus believes that post-conversion earnings will be improved. Thus, Monadnock's reported earnings warranted no adjustment for valuation purposes.

- Core Earnings. The Bank's and the Peer Group's earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. In these measures, the Bank operated with a lower net interest margin, a higher operating expense ratio and a lower level of non-interest operating income. The Bank's adjusted net income was estimated to total a negative $16,000, or 0.04% of average assets, following the exclusion of $51,000 of gains reported on the sale of investment securities. This compares to estimated core net income of 0.59% of average assets for the Peer Group. In addition to these measures, following conversion the Bank should experience higher expenses associated with the stock benefit plans and the use of available funds for de novo branching. As stated above, the Bank intends to continue a leverage strategy post-conversion, whereby the conversion proceeds will be leveraged initially with investments such as MBS, pending reinvestment into whole loans. This indicates that the Bank's core earnings are more comparable to the Peer Group's and that no adjustment is warranted for the Bank's core earnings.

- Interest Rate Risk. Quarterly changes in the Bank's net interest income to average assets ratios indicated a somewhat lower degree of volatility associated with the Bank's net interest margin. Other measures of interest rate risk, such as capital ratios and IEA/IBL ratios were more favorable for the Peer Group, thereby indicating a lower dependence on the yield-cost spread to sustain net interest income. The Bank reported a lower level of non-interest earning assets. On a pro forma basis, the Bank's capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and, thus the Bank's ratios are expected to be more comparable to the Peer Group's balance sheet ratios. Accordingly, RP Financial concluded that the Bank's interest rate risk exposure on a pro forma basis was less to that of the Peer Group's and a slight upward adjustment was warranted for valuation purposes.

- Credit Risk. In terms of future exposure to credit quality related losses, the Bank reported lower levels of non-performing assets, and slightly lower levels of reserve coverage ratios. The Bank's overall credit risk is increased by the higher proportion of higher credit risk loans (primarily commercial real estate and commercial business loans). However, the Bank has a low level of chargeoff history. Overall, RP Financial concluded that a slight upward adjustment was warranted for this factor.

- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the infusion of stock proceeds will increase the Bank's earnings growth potential with respect to leverage capacity and provide the Bank with additional liquidity for purposes of funding loan growth. Second, opportunities for lending and deposit growth in the Bank's market area are considered to be similar to the primary market areas served by the Peer Group companies in general, as implied by the demographic characteristics associated the primary market area served by Monadnock (i.e. higher population base and per capita income). Exhibit III-3 provides demographic and deposit market share comparisons of Hillsborough County with the primary market area counties served by the Peer Group companies. The Bank's competitive position in the primary market area, as indicated by deposit market share, was viewed as less favorable to the Peer Group's, with Monadnock's 8.0% deposit market share falling well between the 16.3% average and 14.0% median indicated for the Peer Group, however this low deposit market share provides a greater ability to increase deposits in the future. Overall, the Bank's earnings growth potential appears to be above that of the Peer Group's, and, thus, we concluded that a slight upward valuation adjustment was warranted for this factor.

- Return on Equity. The Bank's return on equity is projected to be somewhat below the comparable averages for the Peer Group, owing to Monadnock's relatively lower earnings position, supported by a similar level of pro forma capital. Howver, the Bank does intend to leverage the capital gained from the stock offering, which is expected to increase returns. Taking these factors into account, we concluded that a slight upward adjustment was warranted for the Bank's ROE.

Overall, the Bank, in comparison to the Peer Group, indicated lower reported and core earnings, lower interest rate risk exposure, lower credit risk and a less favorable pro forma return on equity, before benefits of leverage. Accordingly, RP Financial concluded that a slight upward adjustment was warranted for the Bank's profitability, growth and viability of earnings.

3. Asset Growth

Monadnock's asset growth was lower than Peer Group's during the period covered in our comparative analysis (positive 5.9% versus positive 6.7% for the Peer Group). On a pro forma basis, the Holding Company's equity-to-assets ratio will be similar to the Peer Group's ratio, indicating a similar level of leverage capacity for the Bank. The demographic characteristics of the primary market areas served by the Bank and the Peer Group companies were similar in terms of potential deposit growth, and the Bank does maintain a lower deposit market share, on average. On balance, we believe that no adjustment was warranted for this factor.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Operating in the Monadnock region of southwestern New Hampshire, the Bank serves a moderately sized rural area, which is separated by geographical features from the population centers of Nashua, Manchester and Concord, New Hampshire. A positive factor, the region has has experienced population increases in recent years, a trend that is expected to continue through 2008.

Overall, the markets served by the Peer Group companies were viewed as similar with respect to supporting growth opportunities, as they generally operated in similar sized markets, as Monadnock operates in a rural section of the primary market area. Three of the ten Peer

Group company market areas were projected to experience population declines over the next five years. As noted above, the Bank's competitive position in the primary market area, as indicated by deposit market share, was viewed as less favorable to the Peer Group's, with Monadnock's 8.0% deposit market share falling below the 16.3% average and 14.0% median indicated for the Peer Group. Summary demographic and deposit market share data for the Bank and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, December 2003 unemployment rates for the markets served by the Peer Group companies were on average higher than the unemployment rate indicated for Hillsborough County. On balance, we concluded that no adjustment was required for the Bank's market area.

Table 4.1
Market Area Unemployment Rates
Monadnock and the Peer Group Companies(1)

	County	Dec. 2003 Unemployment
Monadnock Community Bank- NH	Hillsborough	4.5%
The Peer Group		
Alliance Bank MHC – PA	Delaware	4.1%
BCSB Bancorp, MHC – MD	Baltimore	4.5
Gouverneur Bancorp MHC - NY	St. Lawrence	8.1
Greene Co. Bancorp MHC - NY	Greene	5.0
Jacksonville SB MHC - IL	Morgan	4.1
Oneida Financial MHC – NY	Madison	7.0
Pathfinder Bancorp MHC - NY	Oswego	8.9
Rome Bancorp MHC - NY	Oneida	5.1
Westfield Financial Corp. MHC - MA	Hampden	6.3
Webster City Fed Bancorp MHC – IA	Hamilton	3.9
Average		5.7%

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

The Bank has indicated that it does not intend to pay a cash dividend following completion of the conversion. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All 10 of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 0.83% to 4.53%. The average dividend yield on the stocks of the Peer Group institutions equaled 2.97% as of March 5, 2004 (see Table 4.8). As of March 5, 2004, approximately 89% of all publicly-traded thrifts (excluding MHCs) had adopted cash dividend policies (see Exhibit IV-1) exhibiting an average yield of 2.18% and an average payout ratio of 36.40%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

Our valuation adjustment for dividends for Monadnock as an MHC also considered the regulatory policy with regard to waiver of dividends by the MHC. Under current policy, any waiver of dividends by an FDIC regulated MHC requires that the minority stockholders' ownership interest be reduced in a second-step conversion to reflect the cumulative waived dividend account. Comparatively, no adjustment for waived dividends is required for OTS regulated companies in a second-step conversion. As an MHC operating under OTS regulation, the Bank will be subject to the same regulatory dividend policy as a large majority of the Peer Group companies (nine of the Peer Group companies operate under OTS regulation). Accordingly, we believe that to the extent Monadnock's pro forma market value would be influenced by the OTS dividend policy regarding MHC institutions, it has been sufficiently captured in the pricing of the Peer Group companies.

In light of the Bank's stated intention to not pay a dividend and given the Bank's capacity to pay a dividend comparable to the Peer Group, based on pro forma capitalization, we concluded that a slight downward adjustment was warranted for purposes of dividends relative to the Peer Group.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Eight of the Peer Group members trade on the NASDAQ system and two Peer Group companies trade on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies, based on the shares issued and outstanding to public shareholders (i.e., excluding the majority ownership interest owned by the respective MHCs) ranged from $10.9 million to $116.8 million as of March 5, 2004, with average and median market values of $34.9 million and $28.9 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 688,000 to 4.8 million, with average and median shares outstanding of 1.5 million and 1.0 million, respectively. The Bank's minority stock offering is expected to result in shares outstanding that will be below the Peer Group average and median, and a market capitalization that will be less than the Peer Group average and median. Accordingly, we anticipate that the liquidity in the Bank's stock will be lower to most of the Peer Group companies' stocks. Additionally, it is anticipated that the Holding Company's stock will be listed on OTC Bulletin Board, which would further decrease the liquidity in the Bank's stock. Overall, we concluded that a slight downward adjustment was warranted for this factor.

7. Marketing of the Issue

Three separate markets exist for thrift stocks: (1) the after-market for public companies, both fully-converted stock companies and MHCs, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; and (3) the thrift acquisition market. All three of these markets were considered in the valuation of the Holding Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. War fears and the uncertain outlook for the economy pulled stocks lower through most of February 2003 and into early-March, as blue chip stocks dropped to a five-month low during the first week of March. Comparatively, the commencement of war with Iraq produced a rally in the stock market, amid initial expectations that a conflict in Iraq would end quickly. However, the rally was not sustained, as stocks declined at the close of the first quarter on renewed worries about the economy and fears that the war in Iraq could be longer and more difficult than investors had initially anticipated.

Stocks rebounded at the start of the second quarter on news of U.S. war successes in Iraq. As investors shifted their focus from the war to first quarter earnings, the broader stock market settled into a narrow trading in mid-April 2003 and then rallied higher through the end of April and into early-May. Generally better than expected first quarter earnings and increasing investor optimism that the end of the war with Iraq would lead to a recovery in the economy and improved corporate profits supported the rally. Technology stocks posted the strongest gains during the rally, as the NASDAQ Composite Index ("NASDAQ") moved to a five-month high in early-May. The broader stock market sustained a positive trend through the second half of May and into early-June 2003, as the Dow Jones Industrial Average ("DJIA") moved above 9000 on investor optimism that low interest rates, the tax-cut plan and improving consumer confidence would boost the economy. After experiencing a mild set back following an earnings warning from Motorola and news of a shake-up in Freddie Mac's top management due to accounting concerns, the stock market recovered in mid-June on growing expectations that the Federal Reserve would cut rates further to stimulate the economy. Stocks eased lower at the close of the second quarter largely on profit taking.

The broader stock market surged higher at the beginning of the third quarter of 2003 on growing optimism about the economy and the sustainability of the bull market. The NASDAQ posted a 14-month high in early-July, before declining slightly on profit taking and disappointing economic data related to an increase in jobless claims. Generally upbeat second quarter earnings and more signs of an economic upturn provided for a positive trend in the broader stock market in mid- and late-July, as the DJIA posted its fifth straight monthly gain. Economic data that showed a strengthening economy, particularly in the manufacturing sector, sustained the upward momentum in stocks through August and into-early September, as the DJIA and NASDAQ posted respective 14-month and 16-month highs. Stocks retreated following the release of August employment data which showed further job losses, but then recovered in mid-September as the Federal Reserve indicated that it would not raise rates in the near term. Weaker than expected numbers for consumer confidence and manufacturing activity pulled the boarder market lower at the close of the third quarter, which ended a streak of six monthly gains in the DJIA.

Comparatively, at the start of the fourth quarter stocks showed renewed strength, as optimism about third quarter earnings and employment data for September provided a boost to stocks. In mid-October, the DJIA and the NASDAQ hit 16- and 19-month highs, respectively, primarily on the basis of some favorable third quarter earnings reports. The broader stock market rally cooled in mid-October, as the result of profit taking and the posting of some less favorable third quarter earnings by some of the bellwether technology and manufacturing stocks. Indications that the economic recovery was gaining momentum, including an annualized GDP growth rate of 8.2% in the third quarter, as well as the Federal Reserve's statement that it would not raise its target interest rates for a considerable period, supported a stock market rally during late-October and into early-November. Despite upbeat economic news, including employment data that showed the size of the U.S. workforce increased in October, stocks edged lower in mid-November on profit taking and concerns over increased terrorism in the Middle East. In late-November and early-December 2003, positive economic news such as improved third quarter corporate profits and a strong start to the Christmas shopping season provided a boost to stocks. Stocks continued to move higher at the close of 2003, as key sectors of the economy continued to show signs of strengthening.

Year end momentum in the stock market was sustained at the beginning of 2004, reflecting generally favorable fourth quarter earnings and an increase in consumer confidence. Profit taking and slower than expected GDP growth in the fourth quarter of 2003 caused stocks to falter in late-January. However, aided by January employment data that showed jobs were added and a decline in the national unemployment rate to 5.6%, the broader stock market moved higher during the first half of February. Stocks generally declined during the balance of February and into early-March, reflecting valuation concerns following a year of strong gains and weaker than expected job growth during February. As an indication of the general trends in the nation's stock markets over the past year, as of March 5, 2004, the DJIA closed at 10595.55, an increase of 36.9% from one year ago and the NASDAQ closed at 2047.63, an increase of 56.9% from one year ago. The Standard & Poors 500 Index closed at 1156.86 on March 5, 2004, an increase of 39.6% from one year ago.

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have appreciated in conjunction with the broader market. Thrift issues traded in a narrow range throughout February 2003 and into mid-March, thereby outperforming the broader market. The stronger performance exhibited by thrift stocks continued to be supported by the relatively low risk characteristics associated with residential lenders, as well as the general earnings benefit of operating in a low interest rate environment with a relatively steep yield curve. Thrift stocks remained fairly stable at close of the first quarter, exhibiting far less volatility compared to the boarder stock market that produced dramatic day-to-day swings as investors reacted to the most recent news on the war's direction.

Financial stocks eased higher at the beginning of the second quarter, as positive news on the war with Iraq lifted stocks in general. First quarter earnings that were generally in-line with expectations sustained the positive trend in thrift issues through early-May, as thrift stocks participated in the broader stock market rally. With the exception of acquisition-related price movements, thrift stocks settled into a narrow trading range in mid-May. Thrift stocks participated in the broader stock market rally in late-May and the first half of June 2003, largely on the basis of recent deal activity in the thrift sector and some favorable economic data. Freddie Mac's management shake-up had a negative ripple effect throughout the thrift sector, but the pullback was only temporary as thrift issues recovered in conjunction with the broader stock market. Profit taking pulled the thrift sector lower in late-June. However, thrift issues recovered modestly at the close of the second quarter, which was supported by merger speculation following New York Community Bancorp's announced acquisition of Roslyn Bancorp.

The rally in the broader stock market combined with acquisition speculation in certain regional markets lifted thrift issues higher at the beginning of the third quarter of 2003. Thrift issues traded in a narrow range through most of July, reflecting mixed earnings in the sector. Higher mortgage rates and strength in technology stocks pushed thrift stocks lower in early-August, as investors rotated into sectors that were expected to benefit from an economic recovery. After edging higher in mid-August, thrift stocks eased lower at the end of August on expectations that interest rates would continue to move higher as the economic recovery gained momentum. Merger activity and acquisition speculation in the thrift sector provided a boost to thrift prices in early-September. After easing lower into mid-September on data that showed a slow down in refinancing activity, thrift stocks strengthened following the Federal Reserve's decision to leave interest rates unchanged at its mid-September meeting.

After following the broader stock market lower in late-September 2003, thrift issues posted solid gains at the beginning of the fourth quarter. A rally in the broader stock market and acquisition activity were noteworthy factors that supported the positive trend in thrift stocks. Following a two week run-up, thrift stocks declined in mid-October on profit taking and a pullback in the broader market. Merger activity, most notably Bank America's announced acquisition of FleetBoston Financial Corp., along with strength in the broader market, provided for gains in the thrift sector during late-October. The positive trend in thrift stocks carried into early-November, reflecting expectations of improving net interest margins and more consolidation of thrifts. Thrifts stocks eased lower in mid-November in conjunction with the decline in the broader market. In late-November and early-December 2003, thrift stocks followed the broader market higher and then stabilized at the close of the fourth quarter.

After trading in a narrow range at the beginning of 2004, thrift issues trended higher in late-January and the first half of February. The positive trend was supported by further consolidation in the thrift sector, including GreenPoint Financial's agreement to sell to North Fork Bancorp, as well as generally favorable fourth quarter earnings. Indications that interest rates would continue to remain low provided further support to thrift prices. Thrift stocks followed the broader market lower in mid-February, before recovering in late-February following a dip in long term Treasury yields. On March 5, 2004, the SNL Index for all publicly-traded thrifts closed at 1,621.5, an increase of 49.4% from one year ago. The SNL MHC Thrift Index closed at 2,910.0, an increase of 72.0% since March 5, 2003.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank's pro forma market value. The new issue market is separate and distinct from the market for seasoned stock thrifts in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift is at a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Thrift offerings completed in 2003 and in the first quarter of 2004 have generally been well received, although the total number of offerings completed have been somewhat limited. As shown in Table 4.2, two second-step conversion offerings and two mutual holding company offerings were completed during the past three months. The second-step conversion offerings are considered to be less relevant for our analysis. In general, second-step conversions tend to be priced (and trade in the aftermarket) at a higher P/B ratio than standard conversions. We believe investors take into consideration the generally more leveraged pro forma balance sheets of second-step companies, their track records as public companies prior to conversion, and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. Accordingly, the two mutual holding company offering's pro forma pricing ratios on a fully-converted basis were considered to be the most relevant for purposes of a comparative analysis to the Bank's standard conversion pro forma pricing. Cheviot Financial's and Clifton Savings Bancorp's fully-converted pro forma price/tangible book ratio at closing

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data				Offering Information				Contribution to Charitable Found		Insider Purchases				Pro Forma Data							Post-IPO Pricing Trends					
				Financial Info.		Asset Quality								Benefit Plans				Pricing Ratios(3)			Financial Charac.				Closing Price:					
Institution	State	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
NONE																														
Second Step Conversions																														
Synergy Financial Group, Inc	NJ	1/21/2004	SYNF-NASDAQ	$ 591	6.64%	0.07%	733%	$ 70.4	57%	132%	1.6%	N.A	N.A	8.0%	4.0%	0.1%	0.00%	124.3%	42.5x	19.1%	0.5%	15.4%	2.9%	$10.00	$10.81	8.1%	$10.80	8.0%	$10.79	7.9%
Provident Bancorp, Inc.*	NY	1/15/2004	PBCP-NASDAQ	$ 1,544	10.25%	0.28%	236%	$195.7	56%	132%	1.7%	C/S	4.0%	5.0%	4.0%	1.6%	1.40%	150.0%	34.6x	23.0%	0.7%	15.4%	4.3%	$10.00	$11.50	15.0%	$11.15	11.5%	$11.51	15.1%
Averages - Second Step Conversions:				$ 1,068	8.45%	0.18%	484%	$133.0	56%	132%	1.6%	NA	NA	6.5%	4.0%	0.9%	0.70%	137.2%	38.5x	21.1%	0.6%	15.4%	3.6%	$ 10.00	$11.16	11.6%	$ 10.98	9.8%	$11.15	11.5%
Medians - Second Step Conversions:				$ 1,068	8.45%	0.18%	484%	$133.0	56%	132%	1.6%	NA	NA	6.5%	4.0%	0.9%	0.70%	137.2%	38.5x	21.1%	0.6%	15.4%	3.6%	$ 10.00	$11.16	11.6%	$ 10.98	9.8%	$ 11.15	11.5%
Mutual Holding Company Conversions																														
Clifton Savings Bancorp, Inc.	NJ	3/4/2004	CSBK-NASDAQ	$ 636	11.93%	0.00%	NM	$137.4	45%	132%	2.3%	N.A	N.A	8.0%	7.2%	0.4%	0.00%	90.5%	64.5x	34.0%	0.5%	25.3%	1.9%	$10.00	$12.25	22.5%	$12.96	29.6%	$12.96	29.6%
Cheviot Financial Corp.*	OH	1/6/2004	CHEV-NASDAQ	$ 246	15.11%	0.03%	900%	$ 43.9	45%	132%	3.5%	C/S	1.0%	8.0%	4.0%	3.2%	2.00%	81.9%	42.1x	30.1%	0.7%	36.7%	2.0%	$10.00	$13.32	33.2%	$13.35	33.5%	$13.42	34.2%
Averages - Mutual Holding Company Conversions:				$ 441	13.52%	0.02%	900%	$ 90.6	45%	132%	2.9%	NA	NA	8.0%	5.6%	1.8%	1.00%	86.2%	53.3x	32.0%	0.6%	31.0%	1.9%	$ 10.00	$12.79	27.9%	$ 13.16	31.6%	$13.19	31.9%
Medians - Mutual Holding Company Conversions:				$ 441	13.52%	0.02%	900%	$ 90.6	45%	132%	2.9%	NA	NA	8.0%	5.6%	1.8%	1.00%	86.2%	53.3x	32.0%	0.6%	31.0%	1.9%	$ 10.00	$12.79	27.9%	$ 13.16	31.6%	$13.19	31.9%
Averages - All Conversions:				$ 754	10.98%	0.10%	623%	$111.8	51%	132%	2.3%	NA	NA	7.3%	4.8%	1.3%	0.85%	111.7%	45.9x	26.6%	0.6%	23.2%	2.8%	$10.00	$11.97	19.7%	$12.07	20.7%	$12.17	21.7%
Medians - All Conversions:				$ 614	11.09%	0.05%	733%	$103.9	50%	132%	2.0%	NA	NA	8.0%	4.0%	1.0%	0.70%	107.4%	42.3x	26.6%	0.6%	20.3%	2.4%	$10.00	$11.88	18.8%	$12.06	20.6%	$12.24	22.4%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously converted to commercial bank charter.
(8) Converted to a commercial bank charter.

March 5, 2004

averaged 86.2% and pro forma core price/earnings ratio equaled 53.3 times. Based on these two recent conversion's closing market prices as of March 5, 2004, they were trading at an average fully-converted P/TB ratio of 110.4%.

Table 4.3 presents data regarding recently converted thrifts that are traded on the public market. As stated previously, only two non-MHC conversions have been completed in the last three month time period, and both companies completed second step conversions of mutual holding companies. Since the pricing ratios of second step conversions are not comparable to mutual holding company offerings, the data is not useful for valuation purposes.

C. The Acquisition Market

Also considered in the valuation was the potential impact on Monadnock's stock price of recently completed and pending acquisitions of other savings institutions operating in New Hampshire. As shown in Exhibit IV-4, there have been nine thrift acquisitions announced in the New England region since the beginning of 2003, of which two have been completed. To the extent that acquisition speculation may impact the Bank's market value, we have largely taken this into account in selecting companies which operate in the MHC form of ownership, six of which are located in Massachusetts or New York State.

In addition, we have taken into account the fact that there have been a number of "remutualization" transactions by existing mutual holding companies, whereby existing mutual holding companies have been acquired by other financial institution at relatively strong acquisition pricing multiples. We have taken this factor into account by selecting a Peer Group of existing mutual holding companies that are subject to this type of acquisition speculation. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Monadnock's stock would tend to be less compared to the more seasoned stocks of the Peer Group companies.

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Table 4.3
Market Pricing Comparatives
Prices As of March 5, 2004

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
																Reported		Core	
Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
All Public Companies	24.24	446.86	0.92	14.53	18.08	167.69	18.37	180.29	20.65	0.47	1.97	34.78	2,489	10.78	0.67	0.85	8.95	0.66	6.79
Special Selection Grouping(8)	11.28	277.21	0.27	8.23	0.00	136.93	23.90	155.64	0.00	0.07	0.58	24.14	1,091	17.37	0.23	0.61	3.45	0.56	3.21
Comparable Group																			
Special Comparative Group(8)																			
PBCP Provident Bancorp of NY	12.01	423.05	0.29	8.42	NM	142.64	27.66	180.06	NM	0.14	1.17	48.28	1,529	19.39	0.38	0.76	3.92	0.67	3.44
SYNF Synergy Financial Group of NJ	10.55	131.36	0.24	8.04	NM	131.22	20.15	131.22	NM	0.00	0.00	0.00	652	15.35	0.07	0.46	2.99	0.46	2.99

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Converted Last 3 Mths (no MHC);

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for MHC shares and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that a moderate upward adjustment was required in the valuation analysis for purposes of marketing of the issue.

8. Management

Monadnock's management team appears to have experience and expertise in all of the key areas of the Bank's operations. Exhibit IV-5 provides summary resumes of Monadnock's Board of Directors and senior management. The Bank, given its asset size, has been effective in implementing an operating strategy that can be well managed by the Bank's present organizational structure as indicated by the financial characteristics of the Bank. Monadnock currently does not have any executive management positions that are vacant.

Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a federally-insured savings and loan association operating in the MHC form of ownership, Monadnock will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. The one difference noted between Monadnock and the small minority of Peer Group companies that operate as FDIC regulated institutions was in the area of regulatory policy regarding dividend waivers (see the discussion above for "Dividends"). Since this factor was already accounted for in the "Dividends" section of this appraisal, no further adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Table 4.4
Valuation Adjustments
Monadnock Federal and the Peer Group Companies

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Upward
Asset Growth	No Adjustment
Primary Market Area	No Adjustment
Dividends	Slight Downward
Liquidity of the Shares	Slight Downward
Marketing of the Issue	Moderate Upward
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Basis of Valuation - Fully-Converted Pricing Ratios

As indicated in Chapter III, the valuation analysis included in this section places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) no opportunity for public shareholders to exercise voting control, thus limiting the potential for acquisition speculation in the stock price; (3) the potential pro forma impact of second-step conversions on the pricing of MHC institutions; (4) the regulatory policies regarding the dividend waiver policy by MHC institutions; and (5) the middle-tier structure maintained by certain MHCs which facilitates the ability for stock repurchases. The above characteristics of MHC shares have provided MHC shares with different trading characteristics versus fully-converted companies. To account for the unique trading characteristics of MHC shares, RP Financial has placed the financial data and pricing ratios of the Peer Group on a fully-converted basis to make them comparable for valuation purposes. Using the per share and pricing information of the Peer Group on a fully-converted basis accomplishes a number of objectives. First, such figures eliminate distortions that result when trying to compare institutions that have different public ownership interests outstanding. Secondly, such an analysis provides ratios that are comparable to the pricing information of fully-converted public companies, and more importantly, are directly applicable to determining the pro forma market value range of the 100 percent ownership interest in Monadnock as an MHC. Lastly, such an analysis allows for consideration of the potential dilutive impact of dividend waiver policies adopted by the Federal agencies. This technique is validated by the investment community's evaluation of MHC pricing, which also incorporates the pro forma impact of a second-step conversion based on the current market price.

To calculate the fully-converted pricing information for MHCs, the reported financial information for the public MHCs must incorporate the following assumptions, based on completed second step conversions to date: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second step-conversion; (2) the gross proceeds from such a sale were adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on an after-tax basis; and (4) for FDIC-regulated institutions, the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the public MHCs were adjusted by the impact of the assumed second step-conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 4.5 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the 10 public MHC institutions that form the Peer Group.

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Table 4.5
Calculation of Implied Per Share Data -- Incorporating MHC Second Step Conversion
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2003

		Current Ownership			Current Per Share Data (MHC Ratios)					Impact of Second Step Conversion (4)				Pro Forma Per Share Data (Fully Converted)(4)					Pro Forma(5)	
		Total Shares (000)	Public Shares (000)	MHC Shares (000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Share Price ($)	Gross Procds(1) ($000)	Net Incr. Capital(2) ($000)	Net Incr. Income(3) ($000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Publ Pc (	Dilution (%)
Publicly-Traded MHC Institutions																				
ALLB	Alliance Bank MHC of PA (20.0)	3,441	688	2,753	0.63	0.63	10.21	10.21	108.80	39.00	113,927	104,231	1,205	0.93	0.93	38.61	38.61	132.61	19.1	-0.9
BCSB	BCSB Bankcorp MHC of MD (36.0)	5,899	2,112	3,787	0.18	0.12	7.50	7.05	111.93	20.00	75,740	65,136	705	0.30	0.24	18.54	18.09	122.97	35.8	0.0
GCBC	Green Co Bcrp MHC of NY (43.0)	2,043	870	1,173	1.20	1.20	14.41	14.41	133.05	35.49	41,630	35,802	387	1.39	1.39	31.93	31.93	150.57	42.6	0.0
GOV	Gouverneur Bcp MHC of NY(42.4)	2,279	966	1,313	0.31	0.29	7.82	7.82	41.61	13.68	17,962	15,447	167	0.38	0.36	14.60	14.60	48.39	42.4	0.0
JXSB	Jcksnville Bcp MHC of IL(45.6)	1,942	871	1,071	0.43	0.23	10.32	8.73	134.82	19.99	21,409	18,412	199	0.53	0.33	19.80	18.21	144.30	44.9	0.0
ONFC	Oneida Fincl MHC of NY (45.7)	7,640	2,179	5,461	0.41	0.31	6.65	4.98	56.05	14.60	79,731	68,568	742	0.51	0.41	15.62	13.95	65.02	28.5	0.0
PBHC	Pathfinder BC MHC of NY (39.1)	2,433	1,020	1,413	0.55	0.40	8.79	6.83	118.16	19.81	27,992	24,073	260	0.66	0.51	18.68	16.72	128.05	41.9	0.0
ROME	Rome Bncp Inc MHC of NY (41.6)	4,285	1,174	3,111	0.36	0.50	8.55	8.55	61.13	33.29	103,565	89,066	964	0.58	0.72	29.34	29.34	81.92	27.4	0.0
WCFB	Wbstr Cty Fed MHC of IA (38.5)	3,772	723	3,049	0.32	0.32	6.00	5.97	28.15	15.00	45,735	39,332	426	0.43	0.43	16.43	16.40	38.58	19.2	0.0
WFD	Westfield Finl MHC of MA(47.0)	9,988	4,834	5,154	0.28	0.33	12.44	12.44	81.72	24.16	124,521	107,088	1,159	0.40	0.45	23.16	23.16	92.44	48.4	0.0

(1) Gross proceeds calculated as stock price multiplied by the number of shares owned by the mutual holding company (i.e., non-public shares).
(2) Net increase in capital reflects gross proceeds less offering expenses, contra-equity account for leveraged ESOP and deferred compensation account for restricted stock plan. For institutions with assets at the MHC level, the net increase in capital also includes consolidation of MHC assets with the capital of the institution concurrent with hypothetical second step.

Offering expense percent	2.00
ESOP percent purchase	8.00
Recognition plan percent	4.00

(3) Net increase in earnings reflects after-tax reinvestment income (assumes ESOP and recognition plan do not generate reinvestment income), less after-tax ESOP amortization and recognition plan vesting:

After-tax reinvestment	2.31
ESOP loan term (years)	10
Recog. plan vesting (yrs)	5
Effective tax rate	34.00

(4) Figures reflect adjustments to "non-grandfathered" companies to reflect dilutive impact of cumulative dividends waived by the MHC (reflect FDIC policy regarding waived dividends).
(5) Reflects pro forma ownership position of minority stockholders after taking into account the OTS and FDIC policies regarding waived dividends assuming a hypothetical second step. For OTS "grandfathered" companies, dilution reflects excess waived dividends and MHC assets. For all other companies, dilution reflects all waived dividends and MHC assets.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Valuation Approaches: Fully-Converted Basis

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing Monadnock's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Monadnock's prospectus for reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8). Pursuant to the minority stock offering, we have also incorporated the valuation parameters disclosed in Monadnock's prospectus for offering expenses. The assumptions utilized in the pro forma analysis in calculating the Bank's full conversion value are described more fully below.

- Conversion Expenses. Offering expenses have been assumed to equal the level of fixed expenses for the minority stock offering.

- Effective Tax Rate. The Bank has determined the marginal effective tax rate on the net reinvestment benefit of the conversion proceeds to be 40%.

- Reinvestment Rate. The pro forma section in the prospectus incorporates a 1.26% reinvestment rate, equivalent to yield of the one-year U.S. treasury bill as of December 31, 2003. This assumed reinvestment rate is reasonably similar to the blended reinvestment rate in the first 12 months of the business plan post-conversion, reflecting the current anticipated use of conversion proceeds, incorporating a flat interest rate scenario and the estimated impact of deposit withdrawals to fund stock purchases.

- Stock Benefit Plans. The assumptions for the stock benefit plans, i.e., the ESOP and Recognition Plan, are consistent with the structure as approved by the Bank's Board and the disclosure in the pro forma section of the prospectus. Specifically, the ESOP is assumed to purchase an amount of stock in the conversion at the initial public offering price that would equal a 4% ownership in the Holding Company, with the Holding Company funded ESOP loan amortized on a straight-line basis over 10 years. The Recognition Plan is assumed to purchase an amount of stock in the conversion at the initial public offering price that would equal a 4% ownership in the Holding Company, at a price equivalent to the initial public offering price and will be amortized on a straight-line basis over five years.

- Capitalization of MHC. Pursuant to the proposed transaction structure, the MHC will be capitalized with $50,000 of cash.

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, recent conversions and MHC offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Bank's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma fully-converted basis for the Bank as well as for the Peer Group and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting the minority offering proceeds, we also gave weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Bank will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of March 5, 2004 the pro forma market value of Monadnock's full conversion offering equaled $7,500,000 at the midpoint, equal to 937,500 shares at $8.00 per share.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank's reported earnings equaled $27,000 for the 12 months ended December 31, 2003. Monadnock reported non-operating income in the form of gains on the sale of investments of $51,000, and therefore Monadnock's core earnings were equal to a loss of 16,000 on a tax effect basis. Thus, a price-core earnings analysis was not meaningful in the valuation analysis. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Table 4.6
Derivation of Core Earnings
Monadnock Community Bank

	Amount ($000
Net income	$27,000
Adjustment for non-recurring items(1)	($43,000)
Core earnings estimate	($16,000)

(1) Tax effected at 16%, based on fiscal year 2003 actual tax rate.

Based on Monadnock's reported earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's pro forma reported P/E multiple (fully-converted basis) at the $7.5 million midpoint value equaled 350.73 times, respectively, which provided for a premiums of 1078% and 1096% relative to the Peer Group's average reported and core P/E multiples (fully-converted basis) of 29.76 times and 29.32 times, respectively (see Table 4.7). The implied premiums reflected in the Bank's pro forma P/E multiples take into consideration the Bank's pro forma P/B and P/A ratios. The low net income reported by Monadnock during fiscal year 2003, $27,000, resulted in these high pro forma price-earnings multiples, which limit

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Table 4.7
MHC INSTITUTIONS -- IMPLIED PRICING RATIOS FULL CONVERSION BASIS
Monadnock Comm. Bancorp of NH and the Comparables
As of March 5, 2004

	Fully Converted Implied Value		Per Share (8)		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
																Reported		Core	
	Price/ Share(1) ($)	Implied Market Val(8) ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Monadnock Comm. Bancorp of NH																			
Superrange	$8.00	$9.92	$0.02	$8.96	477.05	89.29	18.94	89.29	NM	$0.00	0.00	0.00	$52	21.21	0.32	0.04	0.19	(0.04)	(0.20)
Range Maximum	8.00	8.63	0.02	9.20	408.60	86.96	16.85	86.96	NM	$0.00	0.00	0.00	51	19.38	0.33	0.04	0.21	(0.04)	(0.22)
Range Midpoint	8.00	7.50	0.02	9.48	350.73	84.43	14.96	84.43	NM	$0.00	0.00	0.00	50	17.72	0.34	0.04	0.24	(0.04)	(0.24)
Range Minimum	8.00	6.38	0.03	9.85	294.33	81.23	12.98	81.23	NM	$0.00	0.00	0.00	49	15.98	0.35	0.04	0.28	(0.04)	(0.27)
All Public Companies(7)																			
Averages	24.24	446.86	0.92	14.53	18.08	167.69	18.37	180.29	20.65	0.47	1.97	34.78	2,489	10.78	0.67	0.85	8.95	0.66	6.79
Medians	---	---	---	---	17.05	156.46	16.31	167.01	19.64	---	---	---	---	---	---	---	---	---	---
All Non-MHC State of NH(7)																			
Averages	30.31	60.07	1.40	19.04	10.64	159.19	11.65	234.60	21.65	0.90	2.97	64.29	516	7.32	0.27	1.14	16.11	0.56	7.91
Medians	---	---	---	---	10.64	159.19	11.65	234.60	21.65	---	---	---	---	---	---	---	---	---	---
Publicly-Traded MHC Institutions, Full Conversion Basis																			
Averages	23.50	100.15	0.58	22.67	29.76	102.33	25.49	105.86	30.21	0.42	1.99	50.64	413	25.14	0.71	0.67	2.68	0.64	2.46
Medians	---	---	---	---	29.32	102.64	24.85	107.22	30.21	---	---	---	---	---	---	---	---	---	---
Publicly-Traded MHC Institutions, Full Conversion Basis																			
ALLB Alliance Bank MHC of PA (20.0)	39.00	140.75	0.93	38.61	NM	101.01	29.41	101.01	NM	0.36	0.92	38.71	479	29.12	2.27	0.70	2.41	0.70	2.41
BCSB BCSB Bankcorp MHC of MD (36.0)	20.00	117.98	0.24	18.54	NM	107.87	16.26	110.56	NM	0.50	2.50	NM	725	15.08	0.08	0.25	1.60	0.20	1.28
GOV Gouverneur Bcp MHC of NY(42.4)	13.68	31.18	0.36	14.60	NM	93.70	28.27	93.70	NM	0.26	1.90	72.22	110	30.17	0.90	0.83	2.62	0.78	2.49
GCBC Green Co Bcrp MHC of NY (43.0)	35.49	72.51	1.39	31.93	25.53	111.15	23.57	111.15	25.53	0.80	2.25	57.55	308	21.21	0.16	0.98	4.40	0.98	4.40
JXSB Jcksnville Bcp MHC of IL(45.6)	19.99	38.82	0.33	19.80	NM	100.96	13.85	109.77	NM	0.30	1.50	NM	280	13.72	1.46	0.37	2.66	0.23	1.66
ONFC Oneida Fincl MHC of NY (45.7)	14.60	111.54	0.41	15.62	28.63	93.47	22.45	104.66	NM	0.37	2.53	NM	497	24.02	0.06	0.79	3.31	0.64	2.66
PBHC Pathfinder BC MHC of NY (39.1)	19.81	48.20	0.51	18.68	30.02	106.05	15.47	118.48	NM	0.40	2.02	NM	312	14.59	0.96	0.53	3.48	0.41	2.69
ROME Rome Bncp Inc MHC of NY (41.6)	33.29	142.65	0.72	29.34	NM	113.46	40.64	113.46	NM	0.29	0.87	40.28	351	35.82	0.61	0.71	1.98	0.89	2.46
WCFB Wbstr Cty Fed MHC of IA (38.5)	15.00	56.58	0.43	16.43	34.88	91.30	38.88	91.46	34.88	0.68	4.53	NM	146	42.59	0.38	1.13	2.63	1.13	2.63
WFD Westfield Finl MHC of MA(47.0)	24.16	241.31	0.45	23.16	NM	104.32	26.14	104.32	NM	0.20	0.83	44.44	923	25.05	0.22	0.44	1.72	0.49	1.94

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing twelve month data, adjusted to omit non-operating gains and losses on a tax effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

the usefulness of these ratios in comparison to the price-book ratios shown below. It should also be noted that in assessing the relative premiums indicated for the Bank's P/E multiples, the P/E multiples for the Peer Group excluded multiples above 35 times, which accounted for the majority of the Peer Group companies and are shown as "NM" in Table 4.7.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Bank's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio (fully-converted basis), to Monadnock's pro forma book value (fully-converted basis). Based on the $7.5 million midpoint valuation, Monadnock's pro forma P/B and P/TB ratios equaled 84.43%. In comparison to the average P/B and P/TB ratios for the Peer Group of 102.33% and 102.64%, the Bank's ratios reflected discounts of 17.5% on a P/B basis and a discount of 17.7% on a P/TB basis. Based on the valuation at the supermaximum of the valuation range, Monadnock's pro forma P/B and P/TB ratios equaled 89.29%. In comparison to the average P/B and P/TB ratios for the Peer Group of 102.33% and 102.64%, the Bank's ratios at the supermaximum reflected discounts of 12.7% on a P/B basis and a discount of 13.0% on a P/TB basis. RP Financial considered the discounts under the P/B approach to be reasonable, in light of the previously referenced valuation adjustments, the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value and the resulting premium pricing ratios indicated under the earnings approach.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio (fully-converted basis) to the Bank's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, Monadnock's full conversion value equaled 14.96% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio (fully-converted basis) of 25.49%, which implies a discount of 41.3% to the Bank's pro forma P/A ratio (fully-converted basis).

Comparison to Recent Conversions and MHC Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion and MHC offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversions and MHC offerings is not the primary determinate of value herein. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The two other mutual holding company transactions completed in 2004 had an average pro forma P/B equal to 86.2% on a fully-converted basis. The Holding Company's pro forma fully-converted P/B ratio at the midpoint reflects a 2.1% discount from the closing ratio of these recent transactions and a 3.6% premium relative to the 86.2% fully-converted P/B ratio at the supermaximum of the offering range.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of March 5, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $7,500,000 at the midpoint, equal to 937,500 shares offered at a per share value of $8.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum value of $6.375 million and a maximum value of $8.625 million. Based on the $8.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 796,875 at the minimum and 1,078,125 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $9.919 million without a resolicitation. Based on the $8.00 per share offering price, the supermaximum value would result in total shares outstanding of 1,239,844. The Board of Directors has established a public offering range such that the public ownership of the Holding Company will constitute a 45% ownership interest. Accordingly, the offering to the public of the minority stock will equal $2.869 million at the minimum, $3.375 million at the midpoint, $3.881 million at the maximum and $4.463 million at the supermaximum of the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 4.7 and are detailed in Exhibit IV-7 and Exhibit IV-8; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 4.8 and are detailed in Exhibits IV-10 and IV-11.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.8
Public Market Pricing
Monadnock Comm. Bancorp of NH and the Comparables
As of March 5, 2004

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
			Core	Book												Reported		Core	
	Price/ Share(1)	Market Value	12-Mth EPS(2)	Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	ROA	ROE	ROA	ROE
	($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(X)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)
Monadnock Comm. Bancorp of NH																			
Superrange	$8.00	$4.46	$0.02	$4.87	456.05	164.24	20.97	164.24	NM	$0.00	0.00	0.00	$47	12.77	0.36	0.05	0.36	(0.04)	(0.35)
Range Maximum	8.00	3.88	0.02	5.10	393.98	156.71	18.44	156.71	NM	$0.00	0.00	0.00	47	11.77	0.36	0.05	0.40	(0.05)	(0.38)
Range Midpoint	8.00	3.38	0.02	5.37	340.66	148.87	16.20	148.87	NM	$0.00	0.00	0.00	46	10.88	0.37	0.05	0.44	(0.05)	(0.42)
Range Minimum	8.00	2.87	0.03	5.74	287.94	139.43	13.91	139.43	NM	$0.00	0.00	0.00	46	9.98	0.37	0.05	0.48	(0.05)	(0.46)
All Public Companies(7)																			
Averages	24.24	446.86	0.92	14.53	18.08	167.69	18.37	180.29	20.65	0.47	1.97	34.78	2,489	10.78	0.67	0.85	8.95	0.66	6.79
Medians	---	---	---	---	17.05	156.46	16.31	167.01	19.64	---	---	---	---	---	---	---	---	---	---
All Non-MHC State of NH(7)																			
Averages	30.31	60.07	1.40	19.04	10.64	159.19	11.65	234.60	21.65	0.90	2.97	64.29	516	7.32	0.27	1.14	16.11	0.56	7.91
Medians	---	---	---	---	10.64	159.19	11.65	234.60	21.65	---	---	---	---	---	---	---	---	---	---
Comparable Group Averages																			
Averages	23.50	34.93	0.43	9.27	29.58	221.34	30.82	245.32	29.58	0.42	1.99	21.26	356	12.32	0.71	0.61	4.95	0.59	4.54
Medians	---	---	---	---	29.58	222.46	28.12	248.77	29.58	---	---	---	---	---	---	---	---	---	---
State of NH																			
NHTB NH Thrift Bancshares of NH	30.31	60.07	1.40	19.04	10.64	159.19	11.65	234.60	21.65	0.90	2.97	64.29	516	7.32	0.27	1.14	16.11	0.56	7.91
Comparable Group																			
ALLB Alliance Bank MHC of PA (20.0)	39.00	26.83	0.63	10.21	NM	NM	35.85	NM	NM	0.36	0.92	11.43	374	9.38	2.27	0.58	6.19	0.58	6.19
BCSB BCSB Bankcorp MHC of MD (36.0)	20.00	42.24	0.12	7.50	NM	266.67	17.87	283.69	NM	0.50	2.50	NM	660	6.70	0.08	0.17	2.34	0.11	1.56
GOV Gouverneur Bcp MHC of NY(42.4)	13.68	13.21	0.29	7.82	NM	174.94	32.88	174.94	NM	0.26	1.90	NM	95	18.79	0.90	0.79	4.03	0.74	3.77
GCBC Green Co Bcrp MHC of NY (43.0)	35.49	30.88	1.20	14.41	29.58	246.29	26.67	246.29	29.58	0.80	2.25	28.39	272	10.83	0.16	0.97	8.53	0.97	8.53
JXSB Jcksnville Bcp MHC of IL(45.6)	19.99	17.41	0.23	10.32	NM	193.70	14.83	228.98	NM	0.30	1.50	NM	262	7.65	1.46	0.32	4.11	0.17	2.20
ONFC Oneida Fincl MHC of NY (45.7)	14.60	31.81	0.31	6.65	NM	219.55	26.05	293.17	NM	0.37	2.53	NM	428	11.86	0.06	0.74	6.36	0.56	4.81
PBHC Pathfinder BC MHC of NY (39.1)	19.81	20.21	0.40	8.79	NM	225.37	16.77	290.04	NM	0.40	2.02	NM	287	7.44	0.96	0.48	6.07	0.35	4.42
ROME Rome Bncp Inc MHC of NY (41.6)	33.29	39.08	0.50	8.55	NM	NM	54.46	NM	NM	0.29	0.87	15.89	262	13.99	0.61	0.60	4.24	0.83	5.89
WCFB Wbstr Cty Fed MHC of IA (38.5)	15.00	10.85	0.32	6.00	NM	250.00	53.29	251.26	NM	0.68	4.53	NM	106	21.31	0.38	1.16	5.39	1.16	5.39
WFD Westfield Finl MHC of MA(47.0)	24.16	116.79	0.33	12.44	NM	194.21	29.56	194.21	NM	0.20	0.83	29.33	816	15.22	0.22	0.35	2.24	0.41	2.64

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1
Monadnock Community Bank
Map of Office Location


Cleartype
County-Town
NEW HAMPSHIRE
AMC
Explanation of Symbols
State Capital
Newton County Seat
MSA Boundary
185 MSA Number
Population Key
Under 250
250-499
500-999
1,000-2,499
2,500-4,999
5,000-9,999
10,000-19,999
20,000-24,999
25,000-49,999
50,000-99,999
0 5 10 15 20 25 30 Miles
0 10 20 30 Kilometers
Note: See page 152 for official MSA names.
CANADA
COOS
VT
ME
MA
GRAFTON
CARROLL
BELKNAP
SULLIVAN
MERRIMACK
STRAFFORD
CHESHIRE
HILLSBOROUGH
ROCKINGHAM
Colebrook
Groveton
Northumberland
Lancaster
Berlin
Gorham
Whitefield
Littleton
Lisbon
Woodsville
North Conway
Conway
Woodstock
Plymouth
Ashland
Meredith
Bristol
Hanover
Lebanon
Enfield
Wakefield
Wolfeboro
Tuftonboro
Gilford
Laconia
Sanbornton
Tilton
Franklin
Plainfield
Cornish
New London
Claremont
Newport
Sutton
Webster
Northfield
Canterbury
Pittsfield
New Durham
Farmington
Rochester
Somersworth
Rollinsford
Dover
Durham
Lee
Newmarket
Portsmouth
Exeter
Charlestown
Contoocook
Concord
Epsom
Barrington
Strafford
Henniker
Bow
Pembroke
Deerfield
Suncook
Allenstown
Hooksett
South Hooksett
Hillsborough
Dunbarton
Deering
Antrim
Goffstown
Manchester
Bedford
Raymond
Epping
Nottingham
Hampton
Kensington
East Kingston
Brentwood
Sandown
Derry
Londonderry
Lyndeborough
Mont Vernon
East Merrimack
Milford
Wilton
Peterborough
Jaffrey
Marlborough
Keene
Westmoreland
Chesterfield
Swanzey
West Swanzey
Troy
Hinsdale
Winchester
Rindge
Greenville
Nashua
Hudson
Windham
Salem
Plaistow
Litchfield
243
186
170
207
181

EXHIBIT I-2
Monadnock Community Bank
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-3
Monadnock Community Bank
Key Operating Ratios

Selected Financial Ratio and Other Data:	At or For the Year Ended December 31, 2003	2002
Performance Ratios:		
Return on assets (ratio of net income to average total assets)	0.06%	0.15%
Return on equity (ratio of net income to average equity)	1.06%	2.49%
Ratio of non-interest expense to average total assets	3.24%	3.22%
Efficiency ratio[(1)]	101.33%	95.63%
Ratio of average interest-earning assets to average interest-bearing liabilities	109.29%	108.20%
Interest Rate Spread Information[(2)]:		
Average during period	2.53%	2.66%
End of period	3.56%	3.06%
Net interest margin[(3)]	2.72%	2.88%
Asset Quality Ratios:		
Non-performing assets to total assets	0.39%	0.29%
Allowance for loan losses to non-performing loans[(4)]	203.82%	349.06%
Allowance for loan losses to total loans[(4)]	1.04%	1.95%
Net charge-offs (recoveries) to average outstanding loans[(4)]	--%	(0.01)%
Non-performing loans to total loans[(4)]	0.51%	0.56%
Capital Ratios:		
Equity to total assets at end of period	5.68%	6.29%
Average equity to average assets	5.95%	6.10%
Tier 1 leverage	5.82%	6.13%
Tier 1 risk-based	10.93%	15.64%
Total risk based	12.19%	16.91%
Other Data:		
Number of full-service offices	1	1
Number of loans	475	336
Number of deposit accounts	3,271	2,999

(1) Efficiency ratio represents non-interest expense as a percentage of net interest income plus non-interest income.

(2) Spread represents the difference between the weighted average yield on interest-earning assets and weighted average cost on interest-earning liabilities.

(3) Net interest income divided by average interest-earning assets.

(4) The allowance for loan losses at December 31, 2003 and 2002 was $320,000 and $370,000, respectively.

(5) Total loans are net of deferred fees and costs.

EXHIBIT I-4
Monadnock Community Bank
Investment Portfolio Composition

	At December 31,			
	2003		2002	
	Carrying Value	% of Total Total	Carryin g Value	% of Total Total
	(Dollars in Thousands)			
Securities Available for Sale:				
U.S. government and federal agencies	$ --	--%	$ --	--%
Mortgage-backed securities:				
Fannie Mae	--	--	2,546	12.46
Ginnie Mae	10,073	100.00	16,181	79.17
Freddie Mac	--	--	1,712	8.37
	$10,073	100.00%	$20,439	100.00%
Other earnings assets:				
Interest-bearing deposits in other financial institutions	$ 1,381	70.24%	$691	56.59%
Federal Home Loan Bank stock	485	24.67	430	35.22
Other investments	100	5.09	100	8.19
Total	1,966	100.00%	1,221	100.00%
Total	$12,039		$21,660	

EXHIBIT I-5
Monadnock Community Bank
Yields and Costs

	At December 31, 2003		For the Year ended December 31,					
			2003			2002		
	Ending Balance	Average Yield/Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
				(Dollars in Thousands)				
INTEREST-EARNING ASSETS								
Loans, net [1][4]	$ 30,728	5.74%	$ 24,167	$ 1,470	6.08%	$ 17,769	$1,308	7.37%
Mortgage-backed Securities[2]	10,073	3.22%	15,909	464	2.92%	20,784	906	4.36%
Agency Securities	--		108	3	2.78%	382	17	4.45%
Federal Home Loan Bank stock	485	2.75%	451	14	3.10%	393	15	3.82%
Other interest-earning assets	1,481	0.71%	1,208	10	0.83%	1,166	18	1.54%
Total interest-earning assets	42,767	4.94%	41,843	1,961	4.69%	40,494	2,264	5.59%
Non-interest earning assets	973		670			683		
Total assets	$ 43,740		$ 42,513			$ 41,117		
INTEREST-BEARING LIABILITIES								
NOW and Money market	$ 15,842	0.75%	$ 12,931	$ 114	0.88%	$ 12,025	$ 196	1.63%
Savings deposits	1,830	0.50%	1,818	10	0.55%	1,592	15	0.94%
Certificates of deposit	14,656	2.66%	15,389	442	2.87%	16,676	594	3.56%
FHLB advances	6,747	2.85%	8,148	259	3.18%	7,132	292	4.09%
Total interest-bearing liabilities	39,075	1.82%	38,286	825	2.15%	37,425	1,097	2.93%
Non-interest bearing liabilities	2,182		1,697			1,241		
Total liabilities	41,257		39,983			38,666		
Equity	2,483		2,530			2,511		
Total liabilities and equity	$ 43,740		$ 42,513			$ 41,177		
Net interest/spread		3.12%		$ 1,136	2.54%		$1,167	2.66%
Margin[3]	109.45%				2.71%			2.88%
Ratio of interest-earning assets to interest-bearing liabilities			109.29%			108.20%		

(1) Calculated net of deferred fees and loss reserves and includes non-performing loans.
(2) Calculated based on amortized cost.
(3) Net interest income divided by interest-earning assets

EXHIBIT I-6
Monadnock Community Bank
Loan Loss Allowance Activity

	Year Ended December 31,	
	2003	2002
	(Dollars in Thousands)	
Balance at beginning of period	$ 370	$ 369
Charge-offs:		
One-to four-family	--	--
Home equity	--	--
Commercial	--	--
Multi-family	--	--
Commercial business	--	--
Consumer	(1)	--
Recoveries:		
One-to four-family	--	--
Home equity	--	--
Commercial	--	--
Multi-family	--	--
Commercial business	--	--
Consumer	1	--
Net charge-offs	--	1
Provision (benefit) for loan losses	(50)	--
Balance at end of period	$ 320	$ 370
Net charge-offs (recoveries) to average loans during this period [(1)]	--	(0.01)%
Net charge-offs to average non-performing loans during this period	--	0.13%
Allowance for loan losses to non-performing loans	203.82%	349.06%
Allowance as a % of total loans (end of period)[(1)]	1.04%	1.95%

(1) Total loans are net of deferred fees and costs

EXHIBIT I-7
Monadnock Community Bank
Interest Rate Risk Analysis

	December 31, 2003				
Change in Interest Rates in Basis Points ("bp") (Rate Shock in Rates)	Net Portfolio Value			as % of PV of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	$ Change
	(Dollars in Thousands)				
+300 bp	2,448	-719	-23%	5.69%	-139bp
+200 bp	2,797	-369	-12%	6.40%	-68bp
+100 bp	3,043	-124	-4%	6.88%	-21bp
0 bp	3,167	--	--	7.08%	--
-100 bp	3,216	49	+2%	7.13%	+5bp

EXHIBIT I-8
Monadnock Community Bank
Fixed Rate and Adjustable Rate Loans

	At December 31,			
	2003		2002	
	Amount	Percent	Amount	Percent
	(Dollars in Thousands)			
FIXED-RATE LOANS				
Real Estate				
One- to four-family	$ 9,777	31.65%	$ 2,000	10.55%
Commercial	242	0.78%	240	1.27%
Total real estate loans	10,019	32.43%	2,240	11.82%
Other loans				
Commercial non-mortgage	1,009	3.27%	749	3.95%
Consumer	399	1.29%	461	2.44%
Total other loans	1,408	4.56%	1,210	6.39%
Total fixed-rate loans	11,427	36.99%	3,450	18.21%
ADJUSTABLE-RATE LOANS				
Real Estate				
One- to four-family	6,681	21.63%	4,766	25.15%
Home equity	2,025	6.55%	2,166	11.43%
Commercial	8,110	26.25%	6,872	36.26%
Multi-family	543	1.76%	447	2.36%
Total real estate loans	17,359	56.19%	14,251	75.20%
Other Loans				
Commercial business	2,107	6.82%	1,248	6.59%
Consumer	--	--	--	--
Total other loans	2,107	6.82%	1,248	6.59%
Total adjustable loans	19,466	63.01	15,499	81.79%
Total loans	30,893	100.00%	18,949	100.00%
Less:				
Net deferred loan origination costs	155		23	
Premiums on purchased loans	--		--	
Allowance for loan losses	(320)		(370)	
Total loans, net	$ 30,728		$ 18,602	

EXHIBIT I-9
Monadnock Community Bank
Loan Portfolio Composition

	At December 31,			
	2003		2002	
	Amount	Percent	Amount	Percent
	(Dollars in Thousands)			
Real Estate				
One- to four-family	$ 16,458	53.27%	$ 6,766	35.71%
Home equity	2,025	6.55%	2,166	11.43%
Commercial	8,352	27.04%	7,112	37.53%
Multi-family	543	1.76%	447	2.36%
Total real estate loans	27,378	88.62%	16,491	87.03%
Other loans				
Commercial business	3,116	10.09%	1,997	10.54%
Consumer	399	1.29%	461	2.43%
Total other loans	3,515	11.38%	2,458	12.97%
Total loans	30,893	100.00%	18,949	100.00%
Less:				
Net deferred loan origination costs	155		23	
Premiums on purchased loans	--		--	
Allowance for loan losses	(320)		(370)	
Total loans, net	$ 30,728		$ 18,602	

EXHIBIT I-10
Monadnock Community Bank
Contractual Maturity By Loan Type

	Real Estate													
	One- to Four-Family		Commercial		Multi-Family		Home Equity		Consumer		Commercial Business		Total	
Due	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
							(Dollars in Thousands)							
Within 1 year	$ 161	6.07%	$ 36	8.10%	$ --	--%	$ --	--%	$ 45	7.20%	$ 666	5.68%	$ 908	5.92%
After 1 Year Through 3 Years	36	7.57	220	5.36	--	--	--	--	228	6.37	516	6.43	1,000	6.19
After 3 Years through 5 Years	136	6.99	105	6.10	--	--	--	--	126	6.54	1,006	6.06	1,373	6.20
After 5 Years through 10 Years	3,247	5.28	1,030	6.72	--	--	2,025	5.80	--	--	928	6.57	7,230	5.80
After 10 Years through 15 Years	6,662	5.06	1,639	6.26	146	8.25	--	--	--	--	--	--	8,447	5.35
Over 15 Years	6,216	5.28	5,322	6.52	397	5.64	--	--	--	--	--	--	11,935	5.84
Total	$ 16,458	5.22%	$ 8,352	6.46%	$ 543	6.34%	$ 2,025	5.80%	$ 399	6.52%	$ 3,116	6.19%	$ 30,893	5.73%

EXHIBIT I-11
Monadnock Community Bank
Loan Originations, Purchases and Sales

	Year Ended December 31,	
	2003	2002
	(In Thousands)	
Originations by type:		
Adjustable rate:		
Real estate - one-to four-family	$ 3,503	$ 959
- home equity	1,627	1,622
- commercial	3,136	3,481
- multi-family	109	455
Non-real estate - commercial business	2,502	1,707
- consumer	--	--
Total adjustable-rate	10,877	8,224
Fixed rate:		
Real estate - one-to four-family	8,356	404
- commercial	101	--
Non-real estate - consumer	445	510
Total fixed-rate	8,902	914
Total loans originated	19,779	9,138
Purchases:		
Real estate - one-to four-family	768	933
- commercial	--	--
- multi-family	--	--
Total loans purchased	768	933
Sales and Repayments:		
Sales and loan participations sold	413	465
Principal repayments	8,118	5,629
Total reductions	8,601	6,094
Increase in other items, net	181	14
Net increase	$ 12,127	$3,991

EXHIBIT I-12
Monadnock Community Bank
Non-Performing Assets

	At December 31,	
	2003	2002
	(Dollars in Thousands)	
Nonaccrual loans:		
One- to four-family	$ 62	$ --
Home equity	--	--
Commercial real estate	95	106
Multi-family	--	--
Commercial business	--	--
Consumer	--	--
Total	157	106
Repossessed assets	13	13
Total non-performing assets	$ 170	$ 119
Non-performing loans to total loans(1)	0.51%	0.56%
Non-performing assets to total assets	0.39%	0.29%

(1) Loan for $95,000 is impaired, as defined in SFAS No. 114, but paying current.

EXHIBIT I-13
Monadnock Community Bank
Deposit Composition

	At December 31,			
	2003		2002	
	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in Thousands)			
Non-interest-bearing demand........	$ 2,103	6.10%	$ 1,643	5.20%
Savings	1,831	5.32	1,576	4.98
NOW and Money market..............	15,842	46.01	11,421	36.12
Certificates of deposit				
1.00% - 1.99%.........................	8,017	23.28	3,243	10.26
2.00% - 2.99%.........................	1,156	3.36	6,007	19.00
3.00% - 3.99%.........................	1,244	3.62	2,844	8.99
4.00% - 4.99%.........................	1,703	4.95	2,127	6.72
5.00% - 5.99%.........................	2,025	5.88	2,096	6.63
6.00% - 6.99%.........................	511	1.48	664	2.10
7.00% - 7.99%.........................	--	--	--	--
Total certificates of deposit...........	14,656	42.57	16,981	53.70
Total deposits................................	$ 34,432	100.00%	$ 31,621	100.00%

EXHIBIT I-14
Monadnock Community Bank
Time Deposit Rate/Maturity

	December 31 2004	December 31 2005	December 31 2006	December 31 2007	December 31 2008	December 31 2009	Total
	(Dollars in Thousands)						
1.00%-1.99%	$ 7,551	$ 310	$ 156	$ --	$--	$ --	$ 8,017
2.00%-2.99%	308	687	158	--	3	--	1,156
3.00%-3.99%	647	10	183	191	207	6	1,244
4.00%-4.99%	402	379	474	432	1	15	1,703
5.00%-5.99%	147	473	730	583	92	--	2,025
6.00%-6.99%	306	37	141	27	--	--	511
7.00%-7.99%	--	--	--	--	--	--	--
	$ 9,361	$ 1,896	$ 1,842	$ 1,233	$ 303	$21	$14,656
$100,000 and over	$ 1,407	$ 317	$ 129	$ 103	$ --	$ --	$ 1,956
Below $100,000.........	7,954	1,579	1,713	1,130	303	21	12,700
Total......................	$ 9,361	$ 1,896	$ 1,842	$ 1,233	$ 303	$21	$14,656

EXHIBIT I-15
Monadnock Community Bank
Borrowing Activity

	At or For the Year Ended December 31,	
	2003	2002
	(Dollars in Thousands)	
Average balance outstanding	$8,148	$7,132
Maximum month-end balance	9,054	8,525
Balance at end of period	6,747	7,000
Weighted average interest rate during the period	3.18%	4.09%
Weighted average interest rate at end of period	2.85%	3.38%

EXHIBIT II-1
Monadnock Community Bank
Description of Office Facilities

Location	Owned or Leased	Lease Expiration Date	Net Book Value December 31, 2003 (In Thousands)
HOME AND EXECUTIVE OFFICE One Jaffrey Road Peterborough, New Hampshire 03458	Leased	July 2008	--

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1995:	Quarter 1	9.00%	5.88%	6.49%	7.20%
	Quarter 2	9.00%	5.60%	5.65%	6.21%
	Quarter 3	8.75%	5.40%	5.65%	6.17%
	Quarter 4	8.50%	5.10%	5.18%	5.58%
1996:	Quarter 1	8.25%	5.13%	5.41%	6.34%
	Quarter 2	8.25%	5.18%	5.70%	6.73%
	Quarter 3	8.25%	5.14%	5.71%	6.72%
	Quarter 4	8.25%	5.21%	5.51%	6.43%
1997:	Quarter 1	8.50%	5.35%	6.02%	6.92%
	Quarter 2	8.50%	5.25%	5.67%	6.51%
	Quarter 3	8.50%	5.06%	5.47%	6.12%
	Quarter 4	8.50%	5.36%	5.51%	5.75%
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:					
As of March 5, 2004		4.00%	0.94%	1.11%	3.82%

(1) End of period data.

Sources: Federal Reserve.

EXHIBIT II-3
Monadnock Community Bank
Demographic/Economic Data

State Snapshot

Market: US

Deposit Data as of 6/30/2003

Deposits Summary

(Deposit data in $M)

	6/1999	6/2000	6/2001	6/2002	6/2003	CAGR(%)
Bank Deposits	3,205,632	3,362,569	3,593,754	3,802,243	4,285,952	7.53
Thrift Deposits	383,976	524,551	609,268	668,643	677,565	15.26
Savings Bank Deposits	163,178	82,871	86,590	92,812	122,501	-6.92
Credit Union Deposits	360,717	374,963	420,939	476,424	530,419	10.12
Total Deposits	4,113,503	4,344,954	4,710,551	5,040,122	5,616,437	8.10
Weighted Deposits	4,113,503	4,344,954	4,710,551	5,040,122	5,616,437	8.10

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2003	Projected 2008	% Change 2000-2003	% Change 2003-2008
Total Population:	281,421,906	290,647,163	305,918,071	3.28	5.25
0-14 Age Group (%):	21	21	20	1.12	1.21
15-34 Age Group (%):	28	27	27	0.48	2.84
35-54 Age Group (%):	29	29	29	3.05	2.70
55+ Age Group (%):	21	22	24	9.52	15.37
Total Households:	105,480,101	109,440,059	116,034,472	3.75	6.03
$0-24K Households (%):	29	26	22	-7.27	-7.58
$25-50K Households (%):	29	28	27	-2.09	2.26
$50K+ Households (%):	42	47	52	15.23	19.20
Average Household Income:	56,675	63,207	72,210	11.53	14.24
Median Household Income:	42,729	46,868	53,230	9.69	13.57
Per Capita Income:	21,587	24,078	27,656	11.54	14.86

Source: Claritas

State Snapshot

Market: NH

Deposit Data as of 6/30/2003

Deposits Summary
(Deposit data in $000)

	6/1999	6/2000	6/2001	6/2002	6/2003	CAGR(%)
Bank Deposits	16,908,248	22,374,556	25,656,737	25,743,315	25,801,267	11.14
Thrift Deposits	1,383,373	1,603,056	2,054,255	2,173,004	1,737,402	5.86
Savings Bank Deposits	1,150,785	1,209,368	1,319,636	1,447,456	2,111,213	16.38
Credit Union Deposits	1,742,747	1,852,054	2,091,701	2,320,379	2,517,108	9.63
Total Deposits	21,185,153	27,039,034	31,122,329	31,684,154	32,166,990	11.01
Weighted Deposits	21,185,153	27,039,034	31,122,329	31,684,154	32,166,990	11.01

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2003	Projected 2008	% Change 2000-2003	% Change 2003-2008
Total Population:	1,235,786	1,287,879	1,372,507	4.22	6.57
0-14 Age Group (%):	21	20	18	-0.59	-1.79
15-34 Age Group (%):	26	25	25	1.91	7.41
35-54 Age Group (%):	33	33	31	3.46	1.15
55+ Age Group (%):	21	23	26	13.02	20.80
Total Households:	474,606	500,527	544,004	5.46	8.69
$0-24K Households (%):	22	19	17	-5.95	-5.36
$25-50K Households (%):	29	27	29	-3.02	16.76
$50K+ Households (%):	49	54	60	15.34	19.70
Average Household Income:	61,101	68,210	77,333	11.63	13.37
Median Household Income:	49,547	54,650	61,363	10.30	12.28
Per Capita Income:	23,844	26,816	30,941	12.46	15.38

Source: Claritas

County Snapshot

Market: Hillsborough, NH

Deposit Data as of 6/30/2003

Deposits Summary

(Deposit data in $000)

	6/1999	6/2000	6/2001	6/2002	6/2003	CAGR(%)
Bank Deposits	4,164,285	4,138,996	4,324,464	4,908,709	5,505,226	7.23
Thrift Deposits	112,099	185,615	445,583	491,729	320,868	30.07
Savings Bank Deposits	0	0	0	0	183,677	NA
Credit Union Deposits	849,140	878,525	985,668	1,080,957	1,164,671	8.22
Total Deposits	5,125,524	5,203,136	5,755,715	6,481,395	7,174,442	8.77
Weighted Deposits	5,125,524	5,203,136	5,755,715	6,481,395	7,174,442	8.77

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2003	Projected 2008	% Change 2000-2003	% Change 2003-2008
Total Population:	380,841	396,045	421,551	3.99	6.44
0-14 Age Group (%):	22	21	20	0.68	-0.30
15-34 Age Group (%):	26	25	25	-0.23	5.09
35-54 Age Group (%):	33	33	32	4.24	2.95
55+ Age Group (%):	19	21	23	13.30	20.69
Total Households:	144,455	151,389	163,229	4.80	7.82
$0-24K Households (%):	20	18	15	-6.03	-5.65
$25-50K Households (%):	26	24	28	-3.53	24.95
$50K+ Households (%):	54	58	63	12.74	16.40
Average Household Income:	65,592	72,980	82,229	11.26	12.67
Median Household Income:	54,373	59,267	65,693	9.00	10.84
Per Capita Income:	25,198	28,143	32,072	11.69	13.96

Source: Claritas

County Snapshot

Market: Cheshire, NH

Deposit Data as of 6/30/2003

Deposits Summary
(Deposit data in $000)

	6/1999	6/2000	6/2001	6/2002	6/2003	CAGR(%)
Bank Deposits	742,345	741,391	726,977	780,183	834,644	2.97
Thrift Deposits	0	0	0	0	0	NA
Savings Bank Deposits	121,804	131,378	153,487	170,699	188,744	11.57
Credit Union Deposits	19,239	19,588	20,643	24,327	27,086	8.93
Total Deposits	883,388	892,357	901,107	975,209	1,050,474	4.43
Weighted Deposits	883,388	892,357	901,107	975,209	1,050,474	4.43

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2003	Projected 2008	% Change 2000-2003	% Change 2003-2008
Total Population:	73,825	76,152	79,762	3.15	4.74
0-14 Age Group (%):	19	18	16	-4.43	-4.56
15-34 Age Group (%):	27	28	28	5.28	7.27
35-54 Age Group (%):	31	30	28	0.41	-2.05
55+ Age Group (%):	23	25	28	10.57	16.77
Total Households:	28,299	29,610	31,758	4.63	7.25
$0-24K Households (%):	25	23	20	-6.72	-6.59
$25-50K Households (%):	33	31	31	-1.60	8.87
$50K+ Households (%):	42	46	52	16.25	20.37
Average Household Income:	52,761	58,538	66,383	10.95	13.40
Median Household Income:	43,169	46,992	52,426	8.86	11.56
Per Capita Income:	20,685	23,179	26,832	12.06	15.76

Source: Claritas

EXHIBIT II-4
Monadnock Community Bank
Employment Sector Data

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY MAJOR INDUSTRY 1/
(thousands of dollars)

New Hampshire State total [33000]

Item	1996	1997	1998	1999	2000
Income by place of residence ($000)					
Personal income	30,228,480	32,397,097	35,197,997	37,179,482	41,125,735
Nonfarm personal income	30,192,438	32,361,616	35,161,515	37,137,500	41,087,247
Farm income 2/	36,042	35,481	36,482	41,982	38,488
Population (number of persons) 3/	1,174,719	1,189,425	1,205,940	1,222,014	1,239,881
Per capita personal income (dollars)	25,733	27,238	29,187	30,425	33,169
Derivation of personal income ($000)					
Earnings by place of work	19,838,138	21,357,555	23,259,403	24,858,302	27,339,823
less: Personal contrb. for social insurance 4/	1,248,315	1,343,018	1,453,353	1,551,462	1,680,932
plus: Adjustment for residence 5/	2,445,680	2,641,094	2,723,090	3,133,425	3,822,826
equals: Net earnings by place of residence	21,035,503	22,655,631	24,529,140	26,440,265	29,481,717
plus: Dividends, interest, and rent 6/	5,606,115	5,998,928	6,829,203	6,813,534	7,467,105
plus: Transfer payments	3,586,862	3,742,538	3,839,654	3,925,683	4,176,913
Earnings by place of work					
Components of earnings					
Wage and salary disbursements	15,627,796	17,009,643	18,541,742	19,787,476	21,894,579
Other labor income	1,915,610	1,849,631	1,920,751	1,997,849	2,139,085
Proprietors' income 7/	2,294,732	2,498,281	2,796,910	3,072,977	3,306,159
Farm proprietors' income	1,656	-1,789	-985	7,184	-250
Nonfarm proprietors' income	2,293,076	2,500,070	2,797,895	3,065,793	3,306,409
Earnings by industry					
Farm earnings	36,042	35,481	36,482	41,982	38,488
Nonfarm earnings	19,802,096	21,322,074	23,222,921	24,816,320	27,301,335
Private earnings	17,330,616	18,723,558	20,529,085	22,005,433	24,337,463
Ag. services, forestry, fishing, & other 8/	104,939	119,732	145,978	166,580	174,555
Mining	19,633	22,561	19,833	24,327	24,015
Construction	1,256,293	1,335,759	1,572,409	1,731,916	1,873,251
Manufacturing	4,509,226	4,820,234	5,055,877	5,098,001	5,671,847
Durable goods	3,233,610	3,489,470	3,666,998	3,758,950	4,244,430
Nondurable goods	1,275,616	1,330,764	1,388,879	1,339,051	1,427,417
Transportation and public utilities	964,769	967,472	1,048,325	1,105,378	1,202,118
Wholesale trade	1,321,347	1,476,824	1,647,446	1,801,723	2,052,118
Retail trade	2,320,194	2,556,847	2,727,753	2,942,676	3,189,768
Finance, insurance, and real estate	1,294,135	1,486,080	1,753,114	1,978,481	2,134,189
Services	5,540,080	5,938,049	6,558,350	7,156,351	8,015,602
Government and government enterprises	2,471,480	2,598,516	2,693,836	2,810,887	2,963,872
Federal, civilian	469,025	481,151	488,693	492,037	528,020
Military	64,230	65,504	66,758	68,539	72,790
State and local	1,938,225	2,051,861	2,138,385	2,250,311	2,363,062
State	621,662	655,060	660,691	694,353	733,278
Local	1,316,563	1,396,801	1,477,694	1,555,958	1,629,784

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY MAJOR INDUSTRY 1/
(thousands of dollars)

Cheshire, New Hampshire [33005]

Item	1996	1997	1998	1999	2000
Income by place of residence ($000)					
Personal income	1,656,444	1,707,417	1,852,580	1,915,641	2,037,687
Nonfarm personal income	1,650,519	1,699,967	1,845,225	1,909,064	2,030,712
Farm income 2/	5,925	7,450	7,355	6,577	6,975
Population (number of persons) 3/	72,203	72,805	73,144	73,447	73,920
Per capita personal income (dollars)	22,941	23,452	25,328	26,082	27,566
Derivation of personal income ($000)					
Earnings by place of work	1,023,352	1,062,669	1,143,208	1,209,553	1,265,915
less: Personal contrb. for social insurance 4/	65,752	67,967	72,169	76,337	78,374
plus: Adjustment for residence 5/	102,064	109,023	117,457	123,344	139,941
equals: Net earnings by place of residence	1,059,664	1,103,725	1,188,496	1,256,560	1,327,482
plus: Dividends, interest, and rent 6/	365,840	362,737	416,657	407,304	442,051
plus: Transfer payments	230,940	240,955	247,427	251,777	268,154
Earnings by place of work					
Components of earnings					
Wage and salary disbursements	808,010	842,646	907,410	957,363	998,029
Other labor income	97,979	90,461	94,189	97,952	99,992
Proprietors' income 7/	117,363	129,562	141,609	154,238	167,894
Farm proprietors' income	-1,091	-432	-573	-791	-1,230
Nonfarm proprietors' income	118,454	129,994	142,182	155,029	169,124
Earnings by industry					
Farm earnings	5,925	7,450	7,355	6,577	6,975
Nonfarm earnings	1,017,427	1,055,219	1,135,853	1,202,976	1,258,940
Private earnings	894,105	925,666	997,447	1,059,911	1,109,453
Ag. services, forestry, fishing, & other 8/	4,988	5,840	(D)	(D)	(D)
Mining	174	541	(D)	(D)	(D)
Construction	82,445	82,576	94,533	109,002	118,308
Manufacturing	246,231	247,311	250,617	264,247	290,012
Durable goods	197,244	196,821	197,958	208,552	222,465
Nondurable goods	48,987	50,490	52,659	55,695	67,547
Transportation and public utilities	31,841	30,915	35,825	46,823	50,855
Wholesale trade	70,369	74,381	69,445	75,035	66,742
Retail trade	135,609	137,555	155,229	157,457	164,461
Finance, insurance, and real estate	89,292	96,523	122,590	123,314	110,605
Services	233,156	250,024	261,617	275,420	299,625
Government and government enterprises	123,322	129,553	138,406	143,065	149,487
Federal, civilian	9,044	9,811	10,024	10,384	11,380
Military	3,116	3,172	3,206	3,275	3,504
State and local	111,162	116,570	125,176	129,406	134,603
State	34,565	35,363	37,119	38,540	40,070
Local	76,597	81,207	88,057	90,866	94,533

See footnotes at end of table.
Table CA05.1

May 2002

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY MAJOR INDUSTRY 1/
(thousands of dollars)

Hillsborough, New Hampshire [33011]

Item	1996	1997	1998	1999	2000
Income by place of residence ($000)					
Personal income	9,694,299	10,489,384	11,419,412	12,245,999	13,782,975
Nonfarm personal income	9,689,644	10,484,950	11,415,251	12,238,967	13,777,367
Farm income 2/	4,655	4,434	4,161	7,032	5,608
Population (number of persons) 3/	358,624	364,261	370,595	376,407	382,049
Per capita personal income (dollars)	27,032	28,796	30,814	32,534	36,076
Derivation of personal income ($000)					
Earnings by place of work	7,088,323	7,642,757	8,343,531	8,998,660	10,022,314
less: Personal contrb. for social insurance 4/	451,822	488,053	528,963	569,368	625,054
plus: Adjustment for residence 5/	478,331	558,320	568,874	703,378	958,506
equals: Net earnings by place of residence	7,114,832	7,713,024	8,383,442	9,132,670	10,355,766
plus: Dividends, interest, and rent 6/	1,554,023	1,705,948	1,940,187	1,991,268	2,236,496
plus: Transfer payments	1,025,444	1,070,412	1,095,783	1,122,061	1,190,713
Earnings by place of work					
Components of earnings					
Wage and salary disbursements	5,722,823	6,209,924	6,789,308	7,312,308	8,211,531
Other labor income	701,880	665,956	690,760	723,931	779,470
Proprietors' income 7/	663,620	766,877	863,463	962,421	1,031,313
Farm proprietors' income	-290	-526	-824	2,404	458
Nonfarm proprietors' income	663,910	767,403	864,287	960,017	1,030,855
Earnings by industry					
Farm earnings	4,655	4,434	4,161	7,032	5,608
Nonfarm earnings	7,083,668	7,638,323	8,339,370	8,991,628	10,016,706
Private earnings	6,377,925	6,902,074	7,575,573	8,188,727	9,170,735
Ag. services, forestry, fishing, & other 8/	29,423	34,327	41,939	48,819	50,457
Mining	3,704	7,034	2,989	2,958	2,988
Construction	352,836	382,816	450,204	503,038	556,302
Manufacturing	1,941,972	2,043,574	2,141,955	2,193,675	2,406,796
Durable goods	1,428,317	1,524,059	1,625,730	1,690,977	1,909,365
Nondurable goods	513,655	519,515	516,225	502,698	497,431
Transportation and public utilities	294,854	294,791	315,457	340,969	367,531
Wholesale trade	496,145	548,530	613,106	662,352	805,925
Retail trade	702,149	796,165	846,989	917,137	1,017,185
Finance, insurance, and real estate	588,941	666,459	837,120	955,787	1,072,988
Services	1,967,901	2,128,378	2,325,814	2,563,992	2,890,563
Government and government enterprises	705,743	736,249	763,797	802,901	845,971
Federal, civilian	250,561	251,259	255,728	263,066	276,986
Military	18,449	18,469	18,423	18,573	19,855
State and local	436,733	466,521	489,646	521,262	549,130
State	43,934	46,740	47,268	51,745	54,222
Local	392,799	419,781	442,378	469,517	494,908

Footnotes for Table CA05
Personal Income by Major Source and Earnings by Industry

1/ The estimates of earnings for 1969-74 are based on the 1967 Standard Industrial classification (SIC). The estimates for 1975-87 are based on the 1972 SIC. the estimates for 1988-2000 are based on the 1987 SIC.

2/ Farm income consists of proprietors' income; the cash wages, pay-in-kind, and other labor income of hired farm workers; and the salaries of officers of corporate farms.

3/ Census Bureau midyear population estimates. Estimates for 1990-2000 reflect county population estimates available as of April 2002 except for Prince George's and Montgomery, MD. A portion of Takoma Park, MD was annexed from Prince George's County, MD to Montgomery County, MD on March 1, 1997. The Census Bureau adjusted their population estimates to reflect this annexation back through 1990. The Prince George's MD and Montgomery, MD population estimates for 1990-1996 have been adjusted by BEA to be consistent with BEA income estimates, which do not reflect the annexation.

4/ Personal contributions for social insurance are included in earnings by type and industry but they are excluded from personal income.

5/ The adjustment for residence is the net inflow of the earnings of interarea commuters. For the United States, it consists of adjustments for border workers: Wage and salary disbursements to U.S. residents commuting to Canada less wage and salary disbursements to Canadian and Mexican residents commuting into the United States.

6/ Rental income of persons includes the capital consumption adjustment.

7/ Proprietors income includes the inventory valuation adjustment and capital consumption adjustment.

8/ "Other" consists of wage and salary disbursements to U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

13/ Estimates for 1979 forward reflect Alaska Census Areas as defined in the 1980 Decennial Census; those for prior years reflect Alaska Census Divisions as defined in the 1970 Decennial Census. Estimates from 1988 forward separate Aleutian Islands Census Area into Aleutians East Borough and Aleutians West Census Area. Estimates for 1991 forward separate Denali Borough from Yukon-Koyukuk Census Area and Lake and Peninsula Borough from Dillingham Census Area. Estimates from 1993 forward separate Skagway-Yakutat-Angoon Census Area into Skagway-Hoonah-Angoon Census Area and Yakutat Borough.

14/ Cibola, NM was separated from Valencia in June 1981, but in these estimates, Valencia includes Cibola through the end of 1981.

15/ La Paz County, AZ was separated from Yuma County on January 1, 1983. The Yuma, AZ MSA contains the area that became La Paz County, AZ through 1982 and excludes it beginning with 1983.

16/ Shawano, WI and Menominee, WI are combined as Shawano (incl. Menominee), WI for the years prior to 1989.

17/ Halifax, VA contains South Boston for all years.

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

(L) Less than $50,000, but the estimates for this item are included in the totals.

(N) Data not available for this year.

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

New Hampshire State total [33000]

Item	1996	1997	1998	1999	2000
Employment by place of work					
Total full-time and part-time employment	702,812	724,072	746,992	767,735	786,709
By type					
Wage and salary employment	575,467	592,257	611,770	629,360	644,993
Proprietors' employment	127,345	131,815	135,222	138,375	141,716
Farm proprietors' employment	2,772	2,881	3,025	3,008	3,007
Nonfarm proprietors' employment 2/	124,573	128,934	132,197	135,367	138,709
By industry					
Farm employment	4,639	4,750	4,860	4,852	4,908
Nonfarm employment	698,173	719,322	742,132	762,883	781,801
Private employment	618,687	638,987	660,973	680,008	696,827
Ag. services, forestry, fishing, & other 3/	7,611	8,065	8,558	9,243	9,734
Mining	721	737	698	732	696
Construction	40,746	42,132	45,224	46,843	48,226
Manufacturing	110,627	113,187	114,596	111,864	111,553
Transportation and public utilities	23,935	24,074	24,865	25,767	26,238
Wholesale trade	29,722	32,095	33,323	34,731	36,254
Retail trade	137,483	140,518	142,684	148,589	151,520
Finance, insurance, and real estate	47,004	50,808	54,639	57,434	58,963
Services	220,838	227,371	236,386	244,805	253,643
Government and government enterprises	79,486	80,335	81,159	82,875	84,974
Federal, civilian	8,183	8,103	8,069	7,819	8,162
Military	4,470	4,502	4,453	4,374	4,428
State and local	66,833	67,730	68,637	70,682	72,384
State	21,437	21,522	21,384	22,172	22,660
Local	45,396	46,208	47,253	48,510	49,724

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Hillsborough, New Hampshire [33011]

Item	1996	1997	1998	1999	2000
Employment by place of work					
Total full-time and part-time employment	220,989	227,856	234,938	241,000	248,027
By type					
Wage and salary employment	186,576	192,258	198,433	203,593	209,684
Proprietors' employment	34,413	35,598	36,505	37,407	38,343
Farm proprietors' employment	356	365	383	381	381
Nonfarm proprietors' employment 2/	34,057	35,233	36,122	37,026	37,962
By industry					
Farm employment	691	677	689	689	699
Nonfarm employment	220,298	227,179	234,249	240,311	247,328
Private employment	201,320	207,924	214,574	220,374	226,943
Ag. services, forestry, fishing, & other 3/	1,910	2,035	2,160	2,377	2,447
Mining	109	130	105	106	107
Construction	11,295	11,725	12,520	13,035	13,640
Manufacturing	41,741	43,047	43,959	43,295	43,649
Transportation and public utilities	7,527	7,593	7,803	8,274	8,139
Wholesale trade	10,820	11,351	11,709	11,985	12,827
Retail trade	39,309	40,027	41,216	42,895	44,022
Finance, insurance, and real estate	17,187	18,402	19,882	20,448	21,236
Services	71,422	73,614	75,220	77,959	80,876
Government and government enterprises	18,978	19,255	19,675	19,937	20,385
Federal, civilian	4,009	3,939	3,955	3,802	3,706
Military	1,328	1,330	1,313	1,277	1,295
State and local	13,641	13,986	14,407	14,858	15,384
State	1,607	1,665	1,674	1,799	1,818
Local	12,034	12,321	12,733	13,059	13,566

See footnotes at end of table.
Table CA25

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Cheshire, New Hampshire [33005]

Item	1996	1997	1998	1999	2000
Employment by place of work					
Total full-time and part-time employment	41,405	41,567	42,940	43,772	44,463
By type					
Wage and salary employment	33,489	33,660	34,295	34,950	35,447
Proprietors' employment	7,916	7,907	8,645	8,822	9,016
Farm proprietors' employment	279	295	309	308	307
Nonfarm proprietors' employment 2/	7,637	7,612	8,336	8,514	8,709
By industry					
Farm employment	550	570	579	579	586
Nonfarm employment	40,855	40,997	42,361	43,193	43,877
Private employment	36,118	36,225	37,478	38,119	38,733
Ag. services, forestry, fishing, & other 3/	450	479	(D)	(D)	(D)
Mining	(L)	(L)	(D)	(D)	(D)
Construction	2,674	2,626	2,826	2,974	3,069
Manufacturing	7,272	7,112	7,116	6,957	6,964
Transportation and public utilities	996	996	1,066	1,279	1,320
Wholesale trade	1,658	1,758	1,668	1,754	1,622
Retail trade	8,249	8,224	8,368	8,430	8,588
Finance, insurance, and real estate	3,070	3,193	3,354	3,440	3,478
Services	11,741	11,828	12,566	12,744	13,111
Government and government enterprises	4,737	4,772	4,883	5,074	5,144
Federal, civilian	186	199	200	202	230
Military	256	257	253	247	250
State and local	4,295	4,316	4,430	4,625	4,664
State	1,473	1,428	1,425	1,505	1,476
Local	2,822	2,888	3,005	3,120	3,188

See footnotes at end of table.

Footnotes for Table CA25
Full-time and Part-time Employment by Industry

1/ The estimates of employment for 1969-74 based on 1967 Standard Industrial Classification (SIC). The estimates for 1975-87 are based on the 1972 SIC. The estimates for 1988-2000 are based on the 1987 SIC.

2/ Excludes limited partners.

3/ "Other" consists of the number of jobs held by U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

4/ Cibola, NM was separated from Valencia in June 1981, but in these estimates Valencia includes Cibola through the end of 1981.

5/ La Paz County, AZ was separated from Yuma County on January 1, 1983. The Yuma, AZ MSA contains the area that became La Paz County, AZ through 1982 and excludes it beginning with 1983.

6/ Estimates for 1979 forward reflect Alaska Census Areas as defined in the 1980 Decennial Census; those for prior years reflect Alaska Census Divisions as defined in the 1970 Decennial Census. Estimates from 1988 forward separate Aleutian Islands Census Area into Aleutians East Borough and Aleutians West Census Area. Estimates for 1991 forward separate Denali Borough from Yukon-Koyukuk Census Area and Lake and Peninsula Borough from Dillingham Census Area. Estimates from 1993 forward separate Skagway-Yakutat-Angoon Census Area into Skagway-Hoonah-Angoon Census Area and Yakutat Borough.

7/ Shawano, WI and Menominee, WI are combined as Shawano (incl. Menominee), WI for the years prior to 1989.

8/ Halifax, VA contains South Boston for all years.

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

(L) Less than 10 jobs, but the estimates for this item are included in the totals.

(N) Data not available for this year.

New Hampshire State total [33000]

Item	1996	1997	1998	1999	2000
Place of residence profile					
Personal income (thousands of dollars)	30,228,480	32,397,097	35,197,997	37,179,482	41,125,735
Nonfarm personal income	30,192,438	32,361,616	35,161,515	37,137,500	41,087,247
Farm income	36,042	35,481	36,482	41,982	38,488
Derivation of personal income					
Net earnings 1/	21,035,503	22,655,631	24,529,140	26,440,265	29,481,717
Transfer payments	3,586,862	3,742,538	3,839,654	3,925,683	4,176,913
Income maintenance 2/	206,337	226,174	219,752	226,638	237,929
Unemployment insurance benefit payments	36,364	34,417	33,060	30,941	27,414
Retirement and other	3,344,161	3,481,947	3,586,842	3,668,104	3,911,570
Dividends, interest, and rent	5,606,115	5,998,928	6,829,203	6,813,534	7,467,105
Population (number of persons) 3/	1,174,719	1,189,425	1,205,940	1,222,014	1,239,881
Per capita incomes (dollars) 4/					
Per capita personal income	25,733	27,238	29,187	30,425	33,169
Per capita net earnings	17,907	19,048	20,340	21,637	23,778
Per capita transfer payments	3,053	3,147	3,184	3,212	3,369
Per capita income maintenance	176	190	182	185	192
Per capita unemployment insurance benefits	31	29	27	25	22
Per capita retirement and other	2,847	2,927	2,974	3,002	3,155
Per capita dividends, interest, and rent	4,772	5,044	5,663	5,576	6,022
Place of work profile					
Earnings by place of work ($000)	19,838,138	21,357,555	23,259,403	24,858,302	27,339,823
Wage and salary disbursements	15,627,796	17,009,643	18,541,742	19,787,476	21,894,579
Other labor income	1,915,610	1,849,631	1,920,751	1,997,849	2,139,085
Proprietors' income	2,294,732	2,498,281	2,796,910	3,072,977	3,306,159
Nonfarm proprietors' income	2,293,076	2,500,070	2,797,895	3,065,793	3,306,409
Farm proprietors' income	1,656	-1,789	-985	7,184	-250
Total full-time and part-time employment	702,812	724,072	746,992	767,735	786,709
Wage and salary jobs	575,467	592,257	611,770	629,360	644,993
Number of proprietors	127,345	131,815	135,222	138,375	141,716
Number of nonfarm proprietors 5/	124,573	128,934	132,197	135,367	138,709
Number of farm proprietors	2,772	2,881	3,025	3,008	3,007
Average earnings per job (dollars)	28,227	29,496	31,137	32,379	34,752
Average wage and salary disbursements	27,157	28,720	30,308	31,441	33,945
Average nonfarm proprietors' income	18,407	19,390	21,165	22,648	23,837

See footnotes at end of table.

Cheshire, New Hampshire [33005]

Item	1996	1997	1998	1999	2000
Place of residence profile					
Personal income (thousands of dollars)	1,656,444	1,707,417	1,852,580	1,915,641	2,037,687
Nonfarm personal income	1,650,519	1,699,967	1,845,225	1,909,064	2,030,712
Farm income	5,925	7,450	7,355	6,577	6,975
Derivation of personal income					
Net earnings 1/	1,059,664	1,103,725	1,188,496	1,256,560	1,327,482
Transfer payments	230,940	240,955	247,427	251,777	268,154
Income maintenance 2/	12,553	13,991	13,823	14,445	15,234
Unemployment insurance benefit payments	1,273	1,444	1,354	1,169	1,080
Retirement and other	217,114	225,520	232,250	236,163	251,840
Dividends, interest, and rent	365,840	362,737	416,657	407,304	442,051
Population (number of persons) 3/	72,203	72,805	73,144	73,447	73,920
Per capita incomes (dollars) 4/					
Per capita personal income	22,941	23,452	25,328	26,082	27,566
Per capita net earnings	14,676	15,160	16,249	17,108	17,958
Per capita transfer payments	3,198	3,310	3,383	3,428	3,628
Per capita income maintenance	174	192	189	197	206
Per capita unemployment insurance benefits	18	20	19	16	15
Per capita retirement and other	3,007	3,098	3,175	3,215	3,407
Per capita dividends, interest, and rent	5,067	4,982	5,696	5,546	5,980
Place of work profile					
Earnings by place of work ($000)	1,023,352	1,062,669	1,143,208	1,209,553	1,265,915
Wage and salary disbursements	808,010	842,646	907,410	957,363	998,029
Other labor income	97,979	90,461	94,189	97,952	99,992
Proprietors' income	117,363	129,562	141,609	154,238	167,894
Nonfarm proprietors' income	118,454	129,994	142,182	155,029	169,124
Farm proprietors' income	-1,091	-432	-573	-791	-1,230
Total full-time and part-time employment	41,405	41,567	42,940	43,772	44,463
Wage and salary jobs	33,489	33,660	34,295	34,950	35,447
Number of proprietors	7,916	7,907	8,645	8,822	9,016
Number of nonfarm proprietors 5/	7,637	7,612	8,336	8,514	8,709
Number of farm proprietors	279	295	309	308	307
Average earnings per job (dollars)	24,716	25,565	26,623	27,633	28,471
Average wage and salary disbursements	24,128	25,034	26,459	27,392	28,156
Average nonfarm proprietors' income	15,511	17,078	17,056	18,209	19,419

See footnotes at end of table.
Table CA30

REGIONAL ECONOMIC PROFILE

Hillsborough, New Hampshire [33011]

Item	1996	1997	1998	1999	2000
Place of residence profile					
Personal income (thousands of dollars)	9,694,299	10,489,384	11,419,412	12,245,999	13,782,975
Nonfarm personal income	9,689,644	10,484,950	11,415,251	12,238,967	13,777,367
Farm income	4,655	4,434	4,161	7,032	5,608
Derivation of personal income					
Net earnings 1/	7,114,832	7,713,024	8,383,442	9,132,670	10,355,766
Transfer payments	1,025,444	1,070,412	1,095,783	1,122,061	1,190,713
Income maintenance 2/	66,770	72,678	69,779	71,076	74,023
Unemployment insurance benefit payments	7,900	7,117	7,063	7,158	6,025
Retirement and other	950,774	990,617	1,018,941	1,043,827	1,110,665
Dividends, interest, and rent	1,554,023	1,705,948	1,940,187	1,991,268	2,236,496
Population (number of persons) 3/	358,624	364,261	370,595	376,407	382,049
Per capita incomes (dollars) 4/					
Per capita personal income	27,032	28,796	30,814	32,534	36,076
Per capita net earnings	19,839	21,174	22,622	24,263	27,106
Per capita transfer payments	2,859	2,939	2,957	2,981	3,117
Per capita income maintenance	186	200	188	189	194
Per capita unemployment insurance benefits	22	20	19	19	16
Per capita retirement and other	2,651	2,720	2,749	2,773	2,907
Per capita dividends, interest, and rent	4,333	4,683	5,235	5,290	5,854
Place of work profile					
Earnings by place of work ($000)	7,088,323	7,642,757	8,343,531	8,998,660	10,022,314
Wage and salary disbursements	5,722,823	6,209,924	6,789,308	7,312,308	8,211,531
Other labor income	701,880	665,956	690,760	723,931	779,470
Proprietors' income	663,620	766,877	863,463	962,421	1,031,313
Nonfarm proprietors' income	663,910	767,403	864,287	960,017	1,030,855
Farm proprietors' income	-290	-526	-824	2,404	458
Total full-time and part-time employment	220,989	227,856	234,938	241,000	248,027
Wage and salary jobs	186,576	192,258	198,433	203,593	209,684
Number of proprietors	34,413	35,598	36,505	37,407	38,343
Number of nonfarm proprietors 5/	34,057	35,233	36,122	37,026	37,962
Number of farm proprietors	356	365	383	381	381
Average earnings per job (dollars)	32,075	33,542	35,514	37,339	40,408
Average wage and salary disbursements	30,673	32,300	34,215	35,916	39,161
Average nonfarm proprietors' income	19,494	21,781	23,927	25,928	27,155

See footnotes at end of table.
Table CA30

May 2002

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

Footnotes for Table CA30
Regional Economic Profiles

1/ Total earnings less personal contributions for social insurance adjusted to place of residence.

2/ Consists largely of supplemental security income payments, family assistance, general assistance payments, food stamp payments, and other assistance payments, including emergency assistance.

3/ Census Bureau midyear population estimates. Estimates for 1990-2000 reflect county population estimates available as of April 2002 except for Prince George's and Montgomery, MD. A portion of Takoma Park, MD was annexed from Prince George's County, MD to Montgomery County, MD on March 1, 1997. The Census Bureau adjusted their population estimates to reflect this annexation back through 1990. The Prince George's MD and Montgomery, MD population estimates for 1990-1996 have been adjusted by BEA to be consistent with BEA income estimates, which do not reflect the annexation.

4/ Type of income divided by population yields a per capita measure for that type of income.

5/ Excludes limited partners.

6/ Cibola, NM was separated from Valencia in June 1981, but in these estimates Valencia includes Cibola through the end of 1981.

7/ La Paz County, AZ was separated from Yuma County on January 1, 1983. The Yuma, AZ MSA contains the area that became La Paz County, AZ through 1982 and excludes it beginning with 1983.

8/ Estimates for 1979 forward reflect Alaska Census Areas as defined in the 1980 Decennial Census; those for prior years reflect Alaska Census Divisions as defined in the 1970 Decennial Census. Estimates from 1988 forward separate Aleutian Islands Census Area into Aleutians East Borough and Aleutians West Census Area. Estimates for 1991 forward separate Denali Borough from Yukon-Koyukuk Census Area and Lake and Peninsula Borough from Dillingham Census Area. Estimates from 1993 forward separate Skagway-Yakutat-Angoon Census Area into Skagway-Hoonah-Angoon Census Area and Yakutat Borough.

9/ Shawano, WI and Menominee, WI are combined as Shawano (incl. Menominee), WI for the years prior to 1989.

10/ Halifax, VA contains South Boston for all years.

(L) Less than $50,000 or less than 10 jobs, as appropriate, but the estimates for this item are included in the totals.

(N) Data not available for this year.

EXHIBIT III-1
Monadnock Community Bank
General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 12, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
GDW	Golden West Fin. Corp. of CA	NYSE	Nationwide	Thrift	82,550	267	12-31	05/59	116.33	17,696
WES	Westcorp of Irvine CA	NYSE	California	Thrift	14,616	24	12-31	05/86	42.46	2,195
NDE	IndyMac Bancorp, Inc. of CA	NYSE	Southern CA	Thrift	13,240	10	12-31	/	35.92	2,039
DSL	Downey Financial Corp. of CA	NYSE	Southern CA	Thrift	11,646	144	12-31	01/71	54.43	1,520
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	4,825	29	12-31	12/83	44.20	753
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Southern CA	Thrift	3,460	24	03-31	03/96	35.89	605
HTHR	Hawthorne Fin. Corp. of CA	OTC	Southern CA	Thrift	2,674	9	12-31	/	42.95	504
QCBC	Quaker City Bancorp, Inc of CA	OTC	Los Angeles CA	Thrift	1,755	20	06-30	12/93	44.74	280
CCBI	Commercial Capital Bcrp of CA	OTC	Southern CA	Thrift	1,723	2	12-31	12/02	22.63	678
UPFC	United PanAm Fin. Corp of CA	OTC	San Francisco CA	Thrift	1,671	4	12-31	04/98	17.94	289
PROV	Provident Fin. Holdings of CA	OTC	Southern CA	M.B.	1,162 S	11	06-30	06/96	24.59	178
HWFG	Harrington West Fncl of CA	OTC	Southern CA	Thrift	900 S	10	12-31	11/02	16.57	86
FPTB	First PacTrust Bancorp of CA	OTC	Southern CA	Thrift	613 S	8	12-31	08/02	22.56	114
PPBI	Pacific Premier Bncrp of CA	OTC	Southern CA	Thrift	309	5	12-31	06/97	14.31	75
BYFC	Broadway Financial Corp. of CA	OTC	Los Angeles CA	Thrift	230	4	12-31	01/96	13.50	25
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	OTC	Miami FL	Thrift	7,248	38	09-30	12/85	28.44	850
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	4,831	80	12-31	11/83	18.01	1,068
FFFL	Fidelity Bankshares, Inc of FL	OTC	Southeast FL	Thrift	3,046	38	12-31	05/01	37.48	563
HARB	Harbor Florida Bancshrs of FL	OTC	Eastern FL	Thrift	2,414	32	09-30	03/98	28.86	688
FFLC	FFLC Bancorp of Leesburg FL	OTC	Central FL	Thrift	948	12	12-31	01/94	29.49	159
FFBK	FloridaFirst Bancorp of FL	OTC	Westcentral FL	Thrift	821	18	09-30	12/00	27.11	146
FDT	Federal Trust Corp of FL	AMEX	Northcentral FL	Thrift	439 S	3	12-31	12/97	7.78	51
FCFL	First Community Bk Corp of FL	OTC	Eastern FL	Thrift	173 S	0		/	18.45	37
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,NJ,PA,RI,CT	M.B.	41,055 S	515	12-31	08/86	22.30	6,621
NYB	New York Community Bcrp of NY (3)	NYSE	NY,NJ	Thrift	23,442	114	12-31	11/93	33.05	8,482
GPT	GreenPoint Fin. Corp. of NY (3)	NYSE	New York City NY	Thrift	22,984	74	12-31	01/94	44.48	5,867
AF	Astoria Financial Corp. of NY	NYSE	New York City NY	Thrift	22,458	86	12-31	11/93	39.37	3,097
HCBK	Hudson Cty Bcp MHC of NJ(38.8) (3)	OTC	New Jersey	Thrift	17,034	81	12-31	07/99	39.28	7,457
ICBC	Independence Comm Bnk Cp of NY	OTC	NY,NJ	Thrift	8,935 S	71	12-31	03/98	40.63	2,213
SIB	Staten Island Bancorp of NY (3)	NYSE	NY,NJ	Thrift	7,554 S	32	12-31	12/97	24.64	1,486
NWSB	Northwest Bcrp MHC of PA(25.4)	OTC	PA,NY,OH	Thrift	5,777	124	06-30	11/94	25.41	1,214
WYPT	Waypoint Financial Corp of PA	OTC	PA,MD	Thrift	5,330	58	12-31	10/00	24.90	828
PFS	Provident Financal Serv of NJ (3)	NYSE	Northern NJ	Thrift	4,285	55	12-31	01/03	19.25	1,170
FNFG	First Niagara Financial of NY (3)	OTC	North/Central NY	Thrift	3,534 S	38	12-31	01/03	14.40	1,020
DCOM	Dime Community Bancshars of NY (3)	OTC	New York City NY	Thrift	2,972	19	06-30	06/96	31.96	812
TRST	TrustCo Bank Corp NY of NY	OTC	NY,VT	Thrift	2,783	66	12-31	/	13.64	1,009
HRBT	Hudson River Bancorp Inc of NY	OTC	Southeast NY	Thrift	2,579	52	03-31	07/98	19.98	606
WSFS	WSFS Financial Corp. of DE (3)	OTC	Wilmington DE,PA	Div.	2,207	22	12-31	11/86	49.20	360
FSLA	First Sentinel Bancorp of NJ	OTC	Eastern NJ	Thrift	2,205	23	12-31	04/98	21.49	586
KNBT	KNBT Bancorp of PA	OTC	Western PA	Thrift	1,948 P	0	12-31	11/03	17.34	527
FFIC	Flushing Fin. Corp. of NY (3)	OTC	New York City NY	Thrift	1,911	10	12-31	11/95	19.14	369
PFSB	PennFed Fin. Services of NJ	OTC	Northern NJ	Thrift	1,792	21	06-30	07/94	35.00	241
OCFC	OceanFirst Fin. Corp of NJ	OTC	Eastern NJ	Thrift	1,717	16	12-31	07/96	25.20	336
PVSA	Parkvale Financial Corp of PA	OTC	Southwestern PA	Thrift	1,597	38	06-30	07/87	28.90	161
PBCP	Provident Bancorp of NY	OTC	Southern NY	Thrift	1,529 P	17	09-30	01/04	12.01	423
ESBF	ESB Financial Corp. of PA	OTC	Western PA	Thrift	1,358 S	17	12-31	06/90	14.50	156
PRTR	Partners Trust MHC of NY(46.4)	OTC	Western NY	Thrift	1,285	9	12-31	04/02	35.00	497
FMCO	FMS Fin Corp. of Burlington NJ	OTC	Southern NJ	Thrift	1,225	34	12-31	12/88	17.68	115
GAF	GA Financial Corp., Inc. of PA	AMEX	Pittsburgh PA	Thrift	890	14	12-31	03/96	34.81	173
SFFS	Sound Fed Bancorp Inc of NY	OTC	NY,CT	Thrift	883	8	03-31	01/03	15.35	197
NEPF	Northeast PA Fin. Corp of PA	OTC	Northeast PA	Thrift	878	19	09-30	04/98	18.29	76
WGBC	Willow Grove Bancorp of PA	OTC	Philadelphia PA	Thrift	837	13	06-30	04/02	18.41	188
WSBI	Warwick Community Bncrp of NY (3)	OTC	Southeast NY,NJ	Thrift	760	8	12-31	12/97	34.51	155

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 12, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
CSBK	Clifton Svgs Bcrp MHC of NJ	OTC		Thrift	749 P	0	12-30	03/04	12.96	396
HARL	Harleysville Svgs Fin Cp of PA	OTC	Southeastern PA	Thrift	696	5	09-30	08/87	30.55	70
BCSB	BCSB Bankcorp MHC of MD (36.0)	OTC	Northeast MD	Thrift	660	11	09-30	07/98	20.00	118
SYNF	Synergy Financial Group of NJ	OTC	Central NJ	Thrift	652 P	18	12-31	01/04	10.55	131
PBCI	Pamrapo Bancorp, Inc. of NJ	OTC	Northern NJ	Thrift	637	11	12-31	11/89	27.57	137
FSBI	Fidelity Bancorp, Inc. of PA	OTC	Southwestern PA	Thrift	627	11	09-30	06/88	25.00	61
THRD	TF Fin. Corp. of Newtown PA	OTC	PA,NJ	Thrift	605 S	13	12-31	07/94	31.50	89
FKFS	First Keystone Fin., Inc of PA	OTC	Southeastern PA	Thrift	556	7	09-30	01/95	27.10	51
SVBI	Severn Bancorp Inc of MD	OTC	Central Maryland	Thrift	530 S	2	12-30	/	31.50	131
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	530	5	03-31	10/94	24.25	55
GAFC	Greater Atlant. Fin Corp of VA	OTC	North. VA,DC,MD	Thrift	529	9	09-30	06/99	7.62	23
ONFC	Oneida Fincl MHC of NY (45.7)	OTC	Central NY	Thrift	428	6	12-31	12/98	14.60	112
WVFC	WVS Financial Corp. of PA	OTC	Pittsburgh PA	Thrift	417	6	06-30	11/93	17.86	45
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	406 S	5	07-31	08/88	9.35	65
ALLB	Alliance Bank MHC of PA (20.0)	OTC	Southeastern PA	Thrift	374	8	12-31	03/95	39.00	134
PHSB	PHSB Financial Corp of PA	OTC	Western PA	Thrift	340	10	12-31	12/01	22.71	66
AFBC	Advance Fin. Bancorp of WV	OTC	Northwest WV,OH	Thrift	323	5	06-30	01/97	18.69	26
LARL	Laurel Capital Group Inc of PA	OTC	Southwestern PA	Thrift	303	6	06-30	02/87	23.34	44
ESBK	Elmira Svgs Bank, FSB of NY (3)	OTC	NY,PA	Thrift	291 S	6	12-31	03/85	31.75	33
PBHC	Pathfinder BC MHC of NY (39.1) (3)	OTC	Upstate NY	Thrift	287 S	5	12-31	11/95	19.81	48
GCBC	Green Co Bcrp MHC of NY (43.0)	OTC	Southeast NY	Thrift	272	6	06-30	12/98	35.49	73
ROME	Rome Bncp Inc MHC of NY (41.6) (3)	OTC	Central NY	Thrift	262	4	12-31	10/99	33.29	143
IFSB	Independence FSB of DC	OTC	Washington DC,MD	Thrift	217 S	6	12-31	06/85	23.00	36
ALFC	Atlantic Liberty Fincl of NY	OTC	Brooklyn, NY	Thrift	161	4	12-30	10/02	19.72	34
SKBO	Skibo Fin Corp MHC of PA(39.8)	OTC	Western PA	Thrift	156	3	03-31	04/97	16.95	53
GOV	Gouverneur Bcp MHC of NY(42.4)	AMEX	Northern NY	Thrift	95	1	09-30	03/99	13.68	31
Mid-West Companies										
CFB	Commercial Federal Corp. of NE	NYSE	CO,IA,NE,KS,OK	M.B.	12,189	195	12-31	12/84	28.32	1,174
FBC	Flagstar Bancorp, Inc of MI	NYSE	MI,IN	Thrift	10,943 S	75	12-31	04/97	26.65	1,617
MAFB	MAF Bancorp, Inc. of IL	OTC	Chicago IL	Thrift	8,934	33	12-31	01/90	44.04	1,456
CFFN	Capitol Fd Fn MHC of KS (30.0)	OTC	Kansas	Thrift	8,384	34	09-30	04/99	36.93	2,710
ABCW	Anchor BanCorp Wisconsin of WI	OTC	Wisconsin	M.B.	3,623 J	54	03-31	07/92	26.27	602
FTFC	First Fed. Capital Corp. of WI	OTC	S. WI,MN,IL	Thrift	3,308	84	12-31	11/89	21.64	485
BKMU	Bank Mutual Corp of WI	OTC	WI,MN	Thrift	2,867 P	70	12-31	10/03	11.25	886
TONE	TierOne Corporation of NE	OTC	Lincoln NE	Thrift	2,208	58	12-31	10/02	23.00	415
UCFC	United Community Fin. of OH	OTC	Youngstown OH	Thrift	2,074	29	12-31	07/98	12.86	438
FPFC	First Place Fin. Corp. of OH	OTC	Northeast OH	Thrift	1,671	24	06-30	01/99	18.99	252
CITZ	CFS Bancorp, Inc of Munster IN	OTC	IN,IL	Thrift	1,569	23	12-31	07/98	15.04	183
NASB	NASB Fin, Inc. of Grandview MO	OTC	Western MO	Thrift	1,217	8	09-30	09/85	41.65	352
CTZN	Citizens First Bancorp of MI	OTC	Southeast MI	Thrift	1,065 S	15	03-31	03/01	24.25	207
CAFI	Camco Fin Corp of Cambridge OH	OTC	Eastern OH,KY	Thrift	1,045 S	22	12-31	/	17.00	125
FDEF	First Defiance Fin. Corp of OH	OTC	Northwest OH	Thrift	1,041	14	12-31	10/95	27.43	174
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	897	8	12-31	04/98	26.60	122
HMNF	HMN Financial, Inc. of MN	OTC	Southeast MN,IA	Thrift	866	13	12-31	06/94	27.74	125
MFSF	MutualFirst Fin. Inc. of IN	OTC	Eastcentral IN	Thrift	814 S	17	12-31	12/99	24.65	130
HFFC	HF Financial Corp. of SD	OTC	SD,MN	Thrift	789	32	06-30	04/92	18.10	65
CASH	First Midwest Fin., Inc. of IA	OTC	IA,SD	Thrift	782	16	09-30	09/93	21.50	54
PFSL	Pocahontas Bancorp, Inc. of AR	OTC	Northeast AR	Thrift	746	19	09-30	04/98	16.60	76
PCBI	Peoples Community Bcrp. of OH	OTC	Southwest OH	Thrift	739 S	9	09-30	03/00	21.22	54
PVFC	PVF Capital Corp. of OH	OTC	Cleveland OH	R.E.	687	13	06-30	12/92	15.16	97
FFSX	First Federal Bankshares of IA	OTC	IA,NE	Thrift	635	16	06-30	04/99	21.55	81
LNCB	Lincoln Bancorp of IN	OTC	Central IN	Thrift	592	8	12-31	12/98	21.00	93
WFI	Winton Financial Corp. of OH	AMEX	Cincinnati OH	R.E.	557	6	09-30	08/88	14.00	63
HFBC	HopFed Bancorp of KY	OTC	Southwest KY	Thrift	522 S	6	12-31	02/98	18.26	66
FFHH	FSF Financial Corp. of MN	OTC	Southern MN	Thrift	520	12	09-30	10/94	30.65	73
CFF	Centrue Financial Corp of IL	AMEX	Northeast IL	Thrift	509 S	14	12-31	01/93	28.20	53
PFDC	Peoples Bancorp of Auburn IN	OTC	Northeast IN,MI	Thrift	501	15	09-30	07/87	25.85	88
FSFF	First SecurityFed Fin of IL	OTC	Chicago IL,PA	Thrift	491 S	5	12-31	10/97	34.85	138
PULB	Pulaski Fin Cp of St. Louis MO	OTC	St. Louis MO	Thrift	440	5	09-30	12/98	19.35	104
MFBC	MFB Corp. of Mishawaka IN	OTC	Northern IN	Thrift	430	7	09-30	03/94	32.05	42

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 12, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
FFFD	North Central Bancshares of IA	OTC	Central IA	Thrift	424	9	12-31	03/96	38.50	62
ASBI	Ameriana Bancorp of IN	OTC	Eastern IN,OH	Thrift	402	11	12-31	03/87	16.48	52
FCAP	First Capital, Inc. of IN	OTC	Southern IN	Thrift	399 S	9	12-31	01/99	22.04	62
WOFC	Western Ohio Fin. Corp. of OH	OTC	Western OH	Thrift	376 S	6	12-31	07/94	32.15	56
WAYN	Wayne Savings Bancorp of OH	OTC	Central OH	Thrift	372	10	03-31	01/03	16.00	63
CFSL	Chesterfield Financial of IL	OTC	Chicago, IL	Thrift	362	3	06-30	05/01	26.14	101
CFSB	Citizens First Fin Corp. of IL	OTC	Central IL	Thrift	350	5	12-31	05/96	24.50	37
HMLK	Hemlock Fed. Fin. Corp. of IL	OTC	Chicago IL	Thrift	320 S	6	12-31	04/97	27.10	26
LSBI	LSB Fin. Corp. of Lafayette IN	OTC	Central IN	Thrift	319	5	12-31	02/95	27.00	37
FFBI	First Federal Bancshares of IL	OTC	Westcentral IL	Thrift	312 S	6	12-31	09/00	34.55	64
SMBC	Southern Missouri Bncrp of MO	OTC	Southeast MO	Thrift	297	8	06-30	04/94	15.54	36
STBI	Sturgis Bancorp of MI	OTC	Southcentral MI	Thrift	289 S	11	12-31	11/88	13.50	38
CHEV	Cheviot Financl Corp MHC of OH	OTC	Cincinnati	Thrift	282 P	4	12-31	01/04	13.31	132
FBSI	First Bancshares, Inc. of MO	OTC	Southcentral MO	Thrift	274	10	06-30	12/93	20.17	34
FFHS	First Franklin Corp. of OH	OTC	Cincinnati OH	Thrift	273	7	12-31	01/88	19.00	31
JXSB	Jcksnville Bcp MHC of IL(45.6)	OTC	Central IL	Thrift	262	7	12-31	04/95	19.99	39
UCBC	Union Community Bancorp of IN	OTC	W.Central IN	Thrift	262	7	12-31	12/97	17.85	37
PFED	Park Bancorp of Chicago IL	OTC	Chicago IL	Thrift	261 S	3	12-31	08/96	30.04	35
RIVR	River Valley Bancorp of IN	OTC	Southeast IN	Thrift	245 S	5	12-31	12/96	27.30	45
FFWC	FFW Corporation of Wabash IN	OTC	Central IN	Thrift	243	4	06-30	04/93	24.16	31
FFBZ	First Federal Bncrp, Inc of OH	OTC	Eastern OH	Thrift	243	6	09-30	07/92	9.11	30
HCBB	HCB Bancshares, Inc. of AR	OTC	Southcentral AR	Thrift	232	6	06-30	05/97	17.89	26
NEIB	Northeast Indiana Bncrp of IN	OTC	Northeast IN	Thrift	227	3	12-31	06/95	20.55	31
FBTC	First BancTrust Corp of IL	OTC	Eastcentral IL	Thrift	226	2	12-31	04/01	23.74	30
WEFC	Wells Fin. Corp. of Wells MN	OTC	Southcentral MN	Thrift	222 S	8	12-31	04/95	31.39	36
FBEI	First Bancorp of Indiana of IN	OTC	Evansville IN	Thrift	212	7	06-30	04/99	21.16	34
MCBF	Monarch Community Bncrp of MI	OTC	Southcentral MI	Thrift	209 S	6	12-31	08/02	16.00	38
FFED	Fidelity Fed. Bancorp of IN	OTC	Southwestern IN	Thrift	175	5	12-31	08/87	2.01	19
HFFB	Harrodsburg 1st Fin Bcrp of KY	OTC	Central KY	Thrift	174	3	09-30	10/95	24.01	29
ASBP	ASB Financial Corp. of OH	OTC	Southern OH	Thrift	160	1	06-30	05/95	24.06	40
GTPS	Great American Bancorp of IL	OTC	East Central IL	Thrift	159	3	12-31	06/95	33.50	25
LOGN	Logansport Fin. Corp. of IN	OTC	Northern IN	Thrift	157	1	12-31	06/95	21.50	19
FKAN	First Kansas Fin. Corp. of KS	OTC	Northeast KS	Thrift	152 S	6	12-31	06/98	18.86	17
HCFC	Home City Fin. Corp. of OH	OTC	Southwest OH	Thrift	150 S	2	12-31	12/96	16.25	13
HLFC	Home Loan Financial Corp of OH	OTC	Central OH	Thrift	150	3	06-30	03/98	20.20	34
AMFC	AMB Fin. Corp. of Munster IN	OTC	Northwest IN	Thrift	146	3	12-31	04/96	18.00	17
CKFB	CKF Bancorp of Danville KY	OTC	Central KY	Thrift	145	3	12-31	01/95	15.73	23
FKKY	Frankfort First Bancorp of KY	OTC	Frankfort KY	Thrift	139	3	06-30	07/95	23.72	30
FFDF	FFD Financial Corp of Dover OH	OTC	Northeast OH	Thrift	138	2	06-30	04/96	14.52	17
PSFC	Peoples Sidney Fin. Corp of OH	OTC	WestCentral OH	Thrift	136	4	06-30	04/97	17.35	25
NBSI	North Bancshares of Chicago IL	OTC	Chicago IL	Thrift	134	2	12-31	12/93	14.00	16
CIBI	Community Inv. Bncp, Inc of OH	OTC	NorthCentral OH	Thrift	121	3	06-30	02/95	15.50	17
PBNC	PFS Bancorp Inc of IN	OTC	Southeastern IN	Thrift	118 S	3	12-31	10/01	19.67	29
SOBI	Sobieski Bancorp of S. Bend IN	OTC	Northern IN	Thrift	111	3	06-30	03/95	6.90	5
BRBI	Blue River Bancshares of IN	OTC	Central IN	Thrift	110 S	4	12-31	06/98	6.16	15
GCFC	Central Financial Corp of OH	OTC	Northeast OH	Thrift	107 S	2	12-31	12/98	13.00	26
WCFB	Wbstr Cty Fed MHC of IA (38.5)	OTC	Central IA	Thrift	106 S	1	12-31	08/94	15.00	57
FNFI	First Niles Fin., Inc. of OH	OTC	Central Ohio	Thrift	100	1	12-31	10/98	17.49	24
MSBF	MSB Financial, Inc of MI	OTC	Southcentral MI	Thrift	95	3	06-30	02/95	18.40	24
SFFC	StateFed Financial Corp. of IA	OTC	Des Moines IA	Thrift	93	3	06-30	01/94	13.09	17
HWEN	Home Financial Bancorp of IN	OTC	Central IN	Thrift	61	2	06-30	07/96	6.24	8
New England Companies										
WBS	Webster Financial Corp. of CT	NYSE	CT	Thrift	14,569	109	12-31	12/86	51.21	2,370
PBCT	Peoples Bank, MHC of CT (40.8) (3)	OTC	CT	Div.	11,672	150	12-31	07/88	45.23	2,804
SCFS	Seacoast Fin Serv Corp of MA (3)	OTC	Southeast MA	Thrift	4,477 S	42	12-31	11/98	34.66	895
SBMC	Connecticut Bancshares of CT (3)	OTC	Northeast CT	Thrift	2,588	28	12-31	03/00	51.92	578
FAB	FirstFed America Bancorp of MA	AMEX	MA,RI	Thrift	2,556	28	03-31	01/97	28.16	529
BFD	BostonFed Bancorp, Inc. of MA	AMEX	Eastern MA	M.B.	1,696	11	12-31	10/95	34.11	153
BRKL	Brookline Bancorp of MA (3)	OTC	Eastern MA	Thrift	1,524	6	12-31	07/02	15.81	930
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,219	11	12-31	06/00	37.00	218

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 12, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
New England Companies (continued)										
MASB	MassBank Corp. of Reading MA (3)	OTC	Eastern MA	Thrift	1,010	15	12-31	05/86	42.01	185
WFD	Westfield Finl MHC of MA(47.0) (3)	AMEX	Southwestern MA	Thrift	816 S	10	12-31	12/01	24.16	241
ABBK	Abington Bancorp of MA (3)	OTC	Southeastern MA	Thrift	815	13	12-31	06/86	46.75	188
WRO	Woronoco Bancorp, Inc of MA	AMEX	Southwest MA	Thrift	796	12	12-31	03/99	35.99	131
NMIL	Newmil Bancorp, Inc. of CT (3)	OTC	Western CT	Thrift	704	18	06-30	02/86	27.65	113
NHTB	NH Thrift Bancshares of NH	OTC	Central NH	Thrift	516 S	14	12-31	05/86	30.31	60
NBN	Northeast Bancorp of Auburn ME (3)	AMEX	Eastern ME	Thrift	497	11	06-30	08/87	19.85	50
HIFS	Hingham Inst. for Sav. of MA (3)	OTC	Eastern MA	Thrift	484	6	12-31	12/88	41.75	87
CEBK	Central Bncrp of Somerville MA (3)	OTC	Eastern MA	Thrift	478	8	03-31	10/86	36.35	61
LSBX	LSB Corp of No. Andover MA (3)	OTC	Northeastern MA	Thrift	466	5	12-31	05/86	17.76	75
ANE	Alliance Bncp of New Eng of CT (3)	AMEX	Northern CT	Thrift	438	9	12-31	12/86	41.59	119
MYST	Mystic Financial of MA (3)	OTC	Eastern MA	Thrift	434	5	06-30	01/98	32.40	50
MFLR	Mayflower Co-Op. Bank of MA (3)	OTC	Southeastern MA	Thrift	214 S	5	04-30	12/87	18.86	39
FCB	Falmouth Bancorp, Inc. of MA (3)	AMEX	Southeast MA	Thrift	158	3	09-30	03/96	38.40	35
North-West Companies										
WFSL	Washington Federal, Inc. of WA	OTC	WA,OR,AZ,ID,UT	Thrift	7,545	115	09-30	11/82	26.06	2,043
STSA	Sterling Financial Corp of WA	OTC	WA,ID,OR,MT	M.B.	4,277	77	12-31	06/83	36.39	541
FMSB	First Mutual Bncshrs Inc of WA (3)	OTC	Western WA	Thrift	861	10	12-31	12/85	25.50	121
HRZB	Horizon Financial Corp. of WA (3)	OTC	Northwest WA	Thrift	820	15	03-31	08/86	19.03	198
RPFG	Ranier Pacific Fin Group of WA	OTC	Western WA	Thrift	782 P	0		10/03	16.49	139
EVRT	Evertrust Fin. Grp, Inc. of WA (3)	OTC	Northeast WA	Thrift	735 S	12	03-31	10/99	19.75	138
FBNW	FirstBank NW Corp. of WA	OTC	West WA/East ID	Thrift	685	8	03-31	07/97	30.09	86
HFWA	Heritage Financial Corp of WA	OTC	NW WA	Thrift	619 S	18	12-31	01/98	21.80	135
RVSB	Riverview Bancorp, Inc. of WA	OTC	Southwest WA	Thrift	514	12	03-31	10/97	19.51	97
TSBK	Timberland Bancorp, Inc. of WA	OTC	Westcentral WA	Thrift	458	13	09-30	01/98	23.04	98
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC	OTC	Charleston SC	Thrift	2,434	44	09-30	11/83	30.10	379
CFCP	Coastal Fin. Corp. of SC	OTC	SC,NC	Thrift	1,225	16	09-30	09/90	18.14	235
CHFN	Charter Fincl MHC of GA (20.0)	OTC	Southwest GA,AL	Thrift	1,031	5	09-30	10/01	39.60	775
FFBH	First Fed. Bancshares of AR	OTC	Northern AR	Thrift	691	16	12-31	05/96	20.99	112
TSH	Teche Hlding Cp of Franklin LA	AMEX	Southern LA	Thrift	566	15	09-30	04/95	36.20	82
CSBC	Citizens South Banking of NC	OTC	Southwest NC	Thrift	496	9	12-31	10/02	13.62	119
JFBI	Jefferson Bancshares of TN	OTC	Eastern TN	Thrift	322 P	2		07/03	13.99	117
CFFC	Community Fin. Corp. of VA	OTC	Central VA	Thrift	321	6	03-31	03/88	21.20	44
DFBS	Dutchfork Bancshares Inc of SC	OTC	Central SC	Thrift	226	3	09-30	07/00	38.30	43
SSFC	South Street Fin. Corp. of NC (3)	OTC	South Central NC	Thrift	219 S	2	12-31	10/96	10.23	32
GSLA	GS Financial Corp. of LA	OTC	New Orleans LA	Thrift	212 S	3	12-31	04/97	19.00	25
PEDE	Great Pee Dee Bancorp of SC	OTC	Northeast SC	Thrift	157	2	06-30	12/97	16.18	29
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	133	5	09-30	02/95	17.50	13
UTBI	United Tenn. Bancshares of TN	OTC	Eastern TN	Thrift	118 S	3	12-31	01/98	18.08	22
South-West Companies										
CBSA	Coastal Bancorp of Houston TX	OTC	Houston TX	M.B.	2,683	50	12-31	03/92	41.36	217
FBTX	Franklin Bank Corp of TX	OTC	Austen	Thrift	2,251	0	12-31	/	19.00	403
GUPB	GFSB Bancorp, Inc of Gallup NM	OTC	Northwest NM	Thrift	240	2	06-30	06/95	25.83	30
AABC	Access Anytime Bancorp of NM	OTC	Eastern NM	Thrift	205	6	12-31	08/86	13.99	19
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	OTC	NM,AZ	Thrift	1,726	3	12-31	10/96	10.76	70
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 03/12/04

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2A
Market Pricing Comparatives
Prices As of March 5, 2004

	Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
	All Public Companies	24.24	446.86	0.92	14.53	18.08	167.69	18.37	180.29	20.65	0.47	1.97	34.78	2,489	10.78	0.67	0.85	8.95	0.66	6.79
	Special Selection Grouping(8)	26.34	263.28	0.47	9.73	28.45	234.41	35.54	258.62	29.73	0.56	2.00	13.68	2,852	13.82	0.62	0.65	5.46	0.60	4.96
	Comparable Group																			
	Special Comparative Group(8)																			
ALLB	Alliance Bank MHC of PA (20.0)	39.00	26.83	0.63	10.21	NM	NM	35.85	NM	NM	0.36	0.92	11.43	374	9.38	2.27	0.58	6.19	0.58	6.19
BCSB	BCSB Bankcorp MHC of MD (36.0)	20.00	42.24	0.12	7.50	NM	266.67	17.87	283.69	NM	0.50	2.50	NM	660	6.70	0.08	0.17	2.34	0.11	1.56
CFFN	Capitol Fd Fn MHC of KS (30.0)	36.93	822.69	0.36	13.04	NM	283.21	32.33	283.21	NM	2.00	5.42	NM	8,384	11.42	0.15	0.32	2.78	0.31	2.70
CHFN	Charter Fincl MHC of GA (20.0)	39.60	156.97	0.14	12.71	NM	311.57	75.19	319.35	NM	0.80	2.02	NM	1,031	24.13	0.97	0.54	2.29	0.27	1.14
CHEV	Cheviot Financl Corp MHC of OH	13.31	59.40	0.23	7.42	NM	179.38	46.75	179.38	NM	0.00	0.00	0.00	282	26.06	NA	0.84	3.23	0.81	3.10
CSBK	Clifton Svgs Bcrp MHC of NJ	12.96	178.06	0.12	6.20	NM	209.03	52.81	209.03	NM	0.00	0.00	0.00	749	25.26	NA	0.49	1.94	0.49	1.94
GOV	Gouverneur Bcp MHC of NY(42.4)	13.68	13.21	0.29	7.82	NM	174.94	32.88	174.94	NM	0.26	1.90	NM	95	18.79	0.90	0.79	4.03	0.74	3.77
GCBC	Green Co Bcrp MHC of NY (43.0)	35.49	30.88	1.20	14.41	29.58	246.29	26.67	246.29	29.58	0.80	2.25	28.39	272	10.83	0.16	0.97	8.53	0.97	8.53
HCBK	Hudson Cty Bcp MHC of NJ(38.8)	39.28	1463.34	1.01	7.00	NM	NM	43.78	NM	NM	0.64	1.63	12.44	17,034	7.80	0.13	1.34	15.48	1.24	14.35
JXSB	Jcksnville Bcp MHC of IL(45.6)	19.99	17.41	0.23	10.32	NM	193.70	14.83	228.98	NM	0.30	1.50	NM	262	7.65	1.46	0.32	4.11	0.17	2.20
NWSB	Northwest Bcrp MHC of PA(25.4)	25.41	308.50	0.85	10.25	27.32	247.90	21.02	351.45	29.89	0.40	1.57	11.96	5,777	8.48	0.62	0.82	11.07	0.75	10.12
ONFC	Oneida Fincl MHC of NY (45.7)	14.60	31.81	0.31	6.65	NM	219.55	26.05	293.17	NM	0.37	2.53	NM	428	11.86	0.06	0.74	6.36	0.56	4.81
PRTR	Partners Trust MHC of NY(46.4)(7)	35.00	230.65	0.96	12.35	NM	283.40	38.66	360.45	NM	0.48	1.37	23.21	1,285	13.64	0.34	1.08	8.24	1.04	7.99
PBHC	Pathfinder BC MHC of NY (39.1)	19.81	20.21	0.40	8.79	NM	225.37	16.77	290.04	NM	0.40	2.02	NM	287	7.44	0.96	0.48	6.07	0.35	4.42
PBCT	Peoples Bank, MHC of CT (40.8)	45.23	1137.53	0.88	16.16	NM	279.89	24.03	315.63	NM	1.56	3.45	NM	11,672	8.58	0.35	0.54	6.59	0.46	5.63
ROME	Rome Bncp Inc MHC of NY (41.6)	33.29	39.08	0.50	8.55	NM	NM	54.46	NM	NM	0.29	0.87	15.89	262	13.99	0.61	0.60	4.24	0.83	5.89
SKBO	Skibo Fin Corp MHC of PA(39.8)(7)	16.95	20.85	0.04	7.40	NM	229.05	34.21	229.05	NM	0.00	0.00	0.00	156	14.93	0.31	0.08	0.54	0.08	0.54
WCFB	Wbstr Cty Fed MHC of IA (38.5)	15.00	10.85	0.32	6.00	NM	250.00	53.29	251.26	NM	0.68	4.53	NM	106	21.31	0.38	1.16	5.39	1.16	5.39
WFD	Westfield Finl MHC of MA(47.0)	24.16	116.79	0.33	12.44	NM	194.21	29.56	194.21	NM	0.20	0.83	29.33	816	15.22	0.22	0.35	2.24	0.41	2.64

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes MHC Institutions;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2B
MHC INSTITUTIONS -- IMPLIED PRICING RATIOS FULL CONVERSION BASIS
Home Federal and the Comparables
As of March 5, 2004

	Fully Converted Implied Value		Per Share (8)		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)			Reported		Core	
	Price/ Share(1) ($)	Implied Market Val(8) ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Home Federal																			
Superrange	10.00	119.03	0.41	12.08	24.67	82.75	20.64	82.75	28.12	0.00	0.00	0.00	577	24.94	0.11	0.84	3.35	0.73	2.94
Range Maximum	10.00	103.50	0.47	12.60	21.22	79.39	18.38	79.39	24.14	0.00	0.00	0.00	563	23.15	0.11	0.87	3.74	0.76	3.29
Range Midpoint	10.00	90.00	0.55	13.18	18.28	75.85	16.32	75.85	20.77	0.00	0.00	0.00	552	21.51	0.11	0.89	4.15	0.79	3.65
Range Minimum	10.00	76.50	0.65	13.98	15.39	71.53	14.17	71.53	17.46	0.00	0.00	0.00	540	19.81	0.11	0.92	4.65	0.81	4.10
All Public Companies(7)																			
Averages	24.24	446.86	0.92	14.53	18.08	167.69	18.37	180.29	20.65	0.47	1.97	34.78	2,489	10.78	0.67	0.85	8.95	0.66	6.79
Medians	---	---	---	---	17.05	156.46	16.31	167.01	19.64	---	---	---	---	---	---	---	---	---	---
All Non-MHC State of (7)																			
Averages	22.04	275.97	0.79	14.10	18.23	162.37	16.97	173.80	21.26	0.46	2.07	38.54	1,577	10.76	0.66	0.85	8.76	0.62	6.44
Medians	---	---	---	---	17.67	150.40	15.62	163.49	21.06	---	---	---	---	---	---	---	---	---	---
Publicly-Traded MHC Institutions, Full Conversion Basis																			
Averages	26.34	1045.74	0.62	25.16	28.40	103.28	29.00	106.35	28.83	0.56	2.00	37.92	3,526	28.25	0.62	0.72	2.64	0.67	2.44
Medians	---	---	---	---	28.55	104.32	28.27	104.66	27.87	---	---	---	---	---	---	---	---	---	---
Publicly-Traded MHC Institutions, Full Conversion Basis																			
ALLB Alliance Bank MHC of PA (20.0)	39.00	140.75	0.93	38.61	NM	101.01	29.41	101.01	NM	0.36	0.92	38.71	479	29.12	2.27	0.70	2.41	0.70	2.41
BCSB BCSB Bankcorp MHC of MD (36.0)	20.00	117.98	0.24	18.54	NM	107.87	16.26	110.56	NM	0.50	2.50	NM	725	15.08	0.08	0.25	1.60	0.20	1.28
CFFN Capitol Fd Fn MHC of KS (30.0)	36.93	2710.40	0.60	35.16	NM	105.03	27.08	105.03	NM	2.00	5.42	NM	10,007	25.79	0.15	0.44	1.72	0.43	1.69
CHFN Charter Fincl MHC of GA (20.0)	39.60	774.97	0.43	39.87	NM	99.32	49.61	100.10	NM	0.80	2.02	NM	1,562	49.94	0.97	0.72	1.45	0.54	1.09
CHEV Cheviot Financl Corp MHC of OH	13.31	132.02	0.30	13.72	NM	97.01	38.28	97.01	NM	0.00	0.00	0.00	345	39.46	NA	0.89	2.26	0.86	2.19
CSBK Clifton Svgs Bcrp MHC of NJ	12.96	395.67	0.19	12.33	NM	105.11	42.26	105.11	NM	0.00	0.00	0.00	936	40.20	NA	0.62	1.54	0.62	1.54
GOV Gouverneur Bcp MHC of NY(42.4)	13.68	31.18	0.36	14.60	NM	93.70	28.27	93.70	NM	0.26	1.90	72.22	110	30.17	0.90	0.83	2.62	0.78	2.49
GCBC Green Co Bcrp MHC of NY (43.0)	35.49	72.51	1.39	31.93	25.53	111.15	23.57	111.15	25.53	0.80	2.25	57.55	308	21.21	0.16	0.98	4.40	0.98	4.40
HCBK Hudson Cty Bcp MHC of NJ(38.8)	39.28	7456.76	1.30	34.15	28.46	115.02	33.61	115.02	30.22	0.64	1.63	49.23	22,188	29.22	0.13	1.27	4.04	1.20	3.80
JXSB Jcksnville Bcp MHC of IL(45.6)	19.99	38.82	0.33	19.80	NM	100.96	13.85	109.77	NM	0.30	1.50	NM	280	13.72	1.46	0.37	2.66	0.23	1.66
NWSB Northwest Bcrp MHC of PA(25.4)	25.41	1214.32	1.03	26.55	22.89	95.71	18.52	107.99	24.67	0.40	1.57	38.83	6,556	19.35	0.62	0.86	4.49	0.79	4.17
ONFC Oneida Fincl MHC of NY (45.7)	14.60	111.54	0.41	15.62	28.63	93.47	22.45	104.66	NM	0.37	2.53	NM	497	24.02	0.06	0.79	3.31	0.64	2.66
PBHC Pathfinder BC MHC of NY (39.1)	19.81	48.20	0.51	18.68	30.02	106.05	15.47	118.48	NM	0.40	2.02	NM	312	14.59	0.96	0.53	3.48	0.41	2.69
PBCT Peoples Bank, MHC of CT (40.8)	45.23	4091.91	0.91	39.22	NM	115.32	28.78	119.15	NM	1.56	3.45	NM	14,217	24.96	0.35	0.63	2.60	0.57	2.34
ROME Rome Bncp Inc MHC of NY (41.6)	33.29	142.65	0.72	29.34	NM	113.46	40.64	113.46	NM	0.29	0.87	40.28	351	35.82	0.61	0.71	1.98	0.89	2.46
WCFB Wbstr Cty Fed MHC of IA (38.5)	15.00	56.58	0.43	16.43	34.88	91.30	38.88	91.46	34.88	0.68	4.53	NM	146	42.59	0.38	1.13	2.63	1.13	2.63
WFD Westfield Finl MHC of MA(47.0)	24.16	241.31	0.45	23.16	NM	104.32	26.14	104.32	NM	0.20	0.83	44.44	923	25.05	0.22	0.44	1.72	0.49	1.94

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing twelve month data, adjusted to omit non-operating gains and losses on a tax effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Calculation of Implied Per Share Data -- Incorporating MHC Second Step Conversion
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2003

		Current Ownership			Current Per Share Data (MHC Ratios)					Impact of Second Step Conversion (4)				Pro Forma Per Share Data (Fully Converted)(4)					Pro Forma(5)	
		Total Shares (000)	Public Shares (000)	MHC Shares (000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Share Price ($)	Gross Procds(1) ($000)	Net Incr. Capital(2) ($000)	Net Incr. Income(3) ($000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Public Pct. (%)	Dilu-tion (%)
Publicly-Traded MHC Institutions																				
ALLB	Alliance Bank MHC of PA (20.0)	3,441	688	2,753	0.63	0.63	10.21	10.21	108.80	39.00	113,927	104,231	1,205	0.93	0.93	38.61	38.61	132.61	19.1	-0.9
BCSB	BCSB Bankcorp MHC of MD (36.0)	5,899	2,112	3,787	0.18	0.12	7.50	7.05	111.93	20.00	75,740	65,136	705	0.30	0.24	18.54	18.09	122.97	35.8	0.0
CFFN	Capitol Fd Fn MHC of KS (30.0)	73,393	22,277	51,116	0.37	0.36	13.04	13.04	114.23	36.93	1,887,714	1,623,434	17,567	0.61	0.60	35.16	35.16	136.35	30.4	0.0
CHEV	Cheviot Financl Corp MHC of OH	9,919	4,463	5,456	0.24	0.23	7.42	7.42	28.47	13.31	72,619	62,453	676	0.31	0.30	13.72	13.72	34.77	45.0	0.0
CHFN	Charter Fincl MHC of GA (20.0)	19,570	3,964	15,606	0.28	0.14	12.71	12.40	52.67	39.60	617,998	531,478	5,751	0.57	0.43	39.87	39.56	79.83	20.3	0.0
CSBK	Clifton Svgs Bcrp MHC of NJ	30,530	13,739	16,791	0.12	0.12	6.20	6.20	24.54	12.96	217,611	187,146	2,025	0.19	0.19	12.33	12.33	30.67	45.0	0.0
GCBC	Green Co Bcrp MHC of NY (43.0)	2,043	870	1,173	1.20	1.20	14.41	14.41	133.05	35.49	41,630	35,802	387	1.39	1.39	31.93	31.93	150.57	42.6	0.0
GOV	Gouverneur Bcp MHC of NY(42.4)	2,279	966	1,313	0.31	0.29	7.82	7.82	41.61	13.68	17,962	15,447	167	0.38	0.36	14.60	14.60	48.39	42.4	0.0
HCBK	Hudson Cty Bcp MHC of NJ(38.8)	189,836	37,254	152,582	1.09	1.01	7.00	7.00	89.73	39.28	5,993,421	5,154,342	55,775	1.38	1.30	34.15	34.15	116.88	19.6	0.0
JXSB	Jcksnville Bcp MHC of IL(45.6)	1,942	871	1,071	0.43	0.23	10.32	8.73	134.82	19.99	21,409	18,412	199	0.53	0.33	19.80	18.21	144.30	44.9	0.0
NWSB	Northwest Bcrp MHC of PA(25.4)	47,789	12,141	35,648	0.93	0.85	10.25	7.23	120.88	25.41	905,816	779,001	8,430	1.11	1.03	26.55	23.53	137.18	25.4	0.0
ONFC	Oneida Fincl MHC of NY (45.7)	7,640	2,179	5,461	0.41	0.31	6.65	4.98	56.05	14.60	79,731	68,568	742	0.51	0.41	15.62	13.95	65.02	28.5	0.0
PBCT	Peoples Bank, MHC of CT (40.8)	62,000	25,150	36,850	1.03	0.88	16.16	14.33	188.25	45.23	2,954,386	2,546,022	27,615	1.01	0.91	39.22	37.96	157.15	27.8	-12.8
PBHC	Pathfinder BC MHC of NY (39.1)	2,433	1,020	1,413	0.55	0.40	8.79	6.83	118.16	19.81	27,992	24,073	260	0.66	0.51	18.68	16.72	128.05	41.9	0.0
ROME	Rome Bncp Inc MHC of NY (41.6)	4,285	1,174	3,111	0.36	0.50	8.55	8.55	61.13	33.29	103,565	89,066	964	0.58	0.72	29.34	29.34	81.92	27.4	0.0
WCFB	Wbstr Cty Fed MHC of IA (38.5)	3,772	723	3,049	0.32	0.32	6.00	5.97	28.15	15.00	45,735	39,332	426	0.43	0.43	16.43	16.40	38.58	19.2	0.0
WFD	Westfield Finl MHC of MA(47.0)	9,988	4,834	5,154	0.28	0.33	12.44	12.44	81.72	24.16	124,521	107,088	1,159	0.40	0.45	23.16	23.16	92.44	48.4	0.0

(1) Gross proceeds calculated as stock price multiplied by the number of shares owned by the mutual holding company (i.e., non-public shares).
(2) Net increase in capital reflects gross proceeds less offering expenses, contra-equity account for leveraged ESOP and deferred compensation account for restricted stock plan. For institutions with assets at the MHC level, the net increase in capital also includes consolidation of MHC assets with the capital of the institution concurrent with hypothetical second step.

Offering expense percent	2.00
ESOP percent purchase	8.00
Recognition plan percent	4.00

(3) Net increase in earnings reflects after-tax reinvestment income (assumes ESOP and recognition plan do not generate reinvestment income), less after-tax ESOP amortization and recognition plan vesting:

After-tax reinvestment	2.31
ESOP loan term (years)	10
Recog. plan vesting (yrs)	5
Effective tax rate	34.00

(4) Figures reflect adjustments to "non-grandfathered" companies to reflect dilutive impact of cumulative dividends waived by the MHC (reflect FDIC policy regarding waived dividends).
(5) Reflects pro forma ownership position of minority stockholders after taking into account the OTS and FDIC policies regarding waived dividends assuming a hypothetical second step. For OTS "grandfathered" companies, dilution reflects excess waived dividends and MHC assets. For all other companies, dilution reflects all waived dividends and MHC assets.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit III-3
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2003 (000)	Proj. Pop. 2008	2000-2003 % Change	2003-2008 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
Alliance Bank MHC of PA	Delaware	551	551	551	0.1%	0.0%	30,077	121.2%	4.1%
BCSB Bancorp, Inc., MHC of MD	Baltimore	754	770	795	2.0%	3.2%	30,456	103.0%	2.8%
Gouverneur Bancorp of NY	St. Lawrence	112	111	111	-0.4%	-0.8%	17,729	65.2%	5.0%
Greene Co. Bancorp MHC of NY	Greene	48	49	50	1.0%	1.7%	21,243	77.9%	27.5%
Jacksonville SB MHC of IL	Morgan	37	37	37	1.8%	-0.1%	20,359	78.4%	29.1%
Oneida Financial MHC of NY	Madison	69	71	72	1.8%	1.7%	22,252	81.9%	36.6%
Pathfinder Bancorp MHC of NY	Oswego	122	122	123	0.0%	0.1%	18,959	69.8%	17.6%
Rome Bancorp MHC of NY	Oneida	235	233	229	-1.1%	-1.5%	20,966	77.2%	6.2%
Westfield Financial Group MHC of MA	Hampden	456	457	458	0.3%	0.2%	21,405	73.5%	10.3%
Webster City Fed. Bancorp MHC of IA	Hamilton	16	16	16	-0.1%	0.0%	21,593	95.6%	23.7%
	Averages:	**240**	**242**	**244**	**0.5%**	**0.5%**	**22,504**	**84.4%**	**16.3%**
	Medians:	**117**	**117**	**117**	**0.2%**	**0.1%**	**21,324**	**78.1%**	**14.0%**
Monadnock Community Bank	**Hillsborough**	**381**	**396**	**422**	**4.0%**	**6.4%**	**28,143**	**104.9%**	**8.0%**

(1) Total institution deposits in headquarters county as percent of total county deposits.

EXHIBIT IV-1
Monadnock Community Bank Stock Prices
As of March 5, 2004

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of March 5, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(166)	23.76	13,499	434.9	25.58	16.43	23.69	0.37	41.56	2.54	1.31	0.94	15.09	14.14	164.08
NYSE Traded Companies(12)	42.92	75,472	3,396.3	44.70	25.34	42.60	0.81	66.26	8.09	3.10	2.03	20.38	18.63	271.53
AMEX Traded Companies(12)	23.40	3,789	78.8	25.84	15.32	23.18	1.31	47.98	0.93	1.26	0.84	15.56	14.83	198.12
NASDAQ Listed OTC Companies(142)	22.03	8,564	190.8	23.81	15.71	22.00	0.26	38.81	2.15	1.15	0.84	14.57	13.68	151.64
California Companies(15)	37.83	30,312	2,035.3	39.32	22.39	37.36	1.47	89.42	10.17	2.51	1.85	18.30	18.09	229.69
Florida Companies(8)	24.07	20,285	487.9	25.39	14.27	23.41	3.24	53.42	5.98	1.17	1.06	10.54	10.11	136.77
Mid-Atlantic Companies(34)	22.31	23,710	558.1	24.21	15.36	22.38	0.05	44.05	1.03	1.04	0.78	12.79	11.72	158.84
Mid-West Companies(80)	21.66	6,832	151.5	23.46	15.71	21.76	-0.28	32.46	1.84	1.21	0.80	15.59	14.72	155.41
New England Companies(5)	37.91	14,096	678.5	41.66	23.91	36.94	2.90	51.10	-0.44	2.21	1.23	21.68	17.26	292.89
North-West Companies(7)	24.77	17,140	448.5	26.39	18.70	24.65	0.72	36.92	0.66	1.38	1.19	15.65	13.50	146.75
South-East Companies(12)	21.94	4,874	101.6	24.18	16.17	21.96	-0.15	36.06	0.79	1.27	0.99	15.70	15.34	137.23
South-West Companies(4)	19.61	7,907	150.6	20.31	13.87	18.19	6.67	31.29	5.48	0.76	0.51	12.94	11.64	155.79
Western Companies (Excl CA)(1)	10.76	6,519	70.1	11.47	7.75	10.89	-1.19	21.44	16.32	0.36	0.50	10.68	10.68	264.74
Thrift Strategy(156)	23.72	11,162	389.2	25.55	16.45	23.67	0.32	41.34	2.65	1.28	0.94	15.20	14.32	162.32
Mortgage Banker Strategy(8)	27.14	63,874	1,476.6	29.02	17.62	26.97	0.59	50.08	0.86	1.78	0.96	14.43	11.81	213.99
Real Estate Strategy(2)	14.58	5,435	79.8	15.84	11.00	14.18	2.84	27.58	0.21	1.20	0.67	9.71	9.70	115.88
Companies Issuing Dividends(145)	24.20	13,767	456.3	25.99	16.90	24.17	0.24	38.38	2.53	1.41	1.04	15.41	14.44	164.60
Companies Without Dividends(21)	20.17	11,359	263.2	22.25	12.74	19.84	1.42	67.02	2.60	0.48	0.12	12.52	11.73	159.96
Equity/Assets <6%(14)	20.48	11,165	270.3	22.73	12.56	20.57	0.04	69.33	3.78	0.67	-0.16	11.75	10.91	219.02
Equity/Assets 6-12%(109)	25.59	14,891	548.6	27.53	17.55	25.51	0.40	39.33	2.47	1.53	1.14	15.51	14.36	180.30
Equity/Assets >12%(43)	19.95	10,561	185.9	21.31	14.77	19.88	0.40	38.04	2.28	0.93	0.76	15.10	14.65	101.75
Converted Last 3 Mths (no MHC)(2)	11.28	23,838	277.2	11.83	5.75	10.96	2.84	93.58	9.14	0.29	0.27	8.23	7.36	47.90
Actively Traded Companies(13)	38.22	64,198	2,995.7	39.69	25.07	37.97	0.93	41.42	4.67	2.44	2.11	18.07	14.99	231.01
Market Value Below $20 Million(14)	13.69	1,143	14.4	15.30	10.29	13.78	-0.61	17.76	-1.98	-0.07	-0.36	11.84	11.63	132.37
Holding Company Structure(164)	23.86	13,622	440.0	25.67	16.54	23.79	0.37	41.18	2.57	1.32	0.95	15.16	14.20	164.94
Assets Over $1 Billion(53)	29.13	35,738	1,230.5	30.74	18.82	28.89	0.98	55.93	5.24	1.79	1.26	14.87	13.46	183.63
Assets $500 Million-$1 Billion(40)	23.13	4,544	96.0	25.19	16.37	23.12	0.25	39.66	1.01	1.27	0.90	15.38	14.12	180.56
Assets $250-$500 Million(30)	21.56	3,101	56.8	23.49	16.06	21.55	0.19	33.86	1.93	1.26	1.03	15.89	15.17	156.57
Assets less than $250 Million(43)	19.07	1,440	26.3	20.85	13.70	19.14	-0.18	30.61	1.02	0.75	0.48	14.49	14.29	127.93
Goodwill Companies(102)	24.80	17,065	450.8	26.66	17.03	24.70	0.46	44.42	2.71	1.44	1.03	15.21	13.70	173.60
Non-Goodwill Companies(64)	22.05	7,659	408.8	23.81	15.46	22.05	0.22	36.88	2.25	1.09	0.77	14.89	14.86	148.49
Acquirors of FSLIC Cases(6)	44.10	50,769	3,753.5	44.81	28.03	43.69	1.38	44.80	7.12	2.52	2.25	21.70	20.79	269.64

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 5, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(29)	26.10	26,240	682.8	27.45	17.91	26.13	-0.38	43.04	3.12	1.33	1.19	14.35	13.43	150.46
NYSE Traded Companies(4)	26.15	158,721	4,826.3	28.56	15.21	27.41	-4.09	66.77	8.83	0.79	0.95	12.31	8.19	80.91
AMEX Traded Companies(4)	28.43	4,210	134.2	29.85	18.81	28.25	1.03	46.43	2.53	1.53	1.23	17.66	16.62	201.96
NASDAQ Listed OTC Companies(21)	25.82	13,245	259.8	27.04	18.12	25.73	-0.11	39.84	2.51	1.37	1.22	14.20	13.68	152.58
Mid-Atlantic Companies(10)	26.29	62,642	1,720.2	27.60	17.96	26.58	-0.97	45.42	3.48	1.28	1.20	12.99	11.08	125.30
New England Companies(15)	28.94	8,732	180.8	30.57	19.84	28.71	0.58	44.07	3.65	1.46	1.28	16.77	16.19	184.55
North-West Companies(3)	21.43	7,379	152.3	22.23	14.66	21.62	-0.91	40.46	2.20	1.31	1.13	11.52	11.50	121.92
South-East Companies(1)	10.23	3,080	31.5	10.95	8.02	10.68	-4.21	23.70	-2.01	0.51	0.51	8.19	8.19	71.20
Thrift Strategy(28)	26.10	26,240	682.8	27.45	17.91	26.13	-0.38	43.04	3.12	1.33	1.19	14.35	13.43	150.46
Companies Issuing Dividends(29)	26.10	26,240	682.8	27.45	17.91	26.13	-0.38	43.04	3.12	1.33	1.19	14.35	13.43	150.46
Equity/Assets <6%(1)	25.50	4,730	120.6	25.98	14.69	25.65	-0.58	66.02	4.08	1.78	1.55	10.75	10.75	182.00
Equity/Assets 6-12%(22)	28.66	5,844	162.8	29.99	19.87	28.48	0.28	42.71	2.99	1.55	1.36	15.84	15.17	182.59
Equity/Assets >12%(6)	20.22	77,415	1,989.8	21.77	13.88	20.73	-1.90	39.95	3.24	0.75	0.75	11.49	9.84	70.23
Actively Traded Companies(5)	31.38	4,559	121.1	32.98	23.07	30.88	1.10	32.60	1.80	1.74	1.66	18.82	18.49	187.62
Holding Company Structure(26)	25.31	30,326	787.8	26.56	17.34	25.45	-0.64	42.05	2.09	1.23	1.14	14.02	12.98	141.23
Assets Over $1 Billion(13)	26.58	62,762	1,648.4	28.14	17.11	26.70	-0.52	50.58	3.18	1.09	1.10	13.75	11.96	111.17
Assets $500 Million-$1 Billion(6)	25.29	6,145	145.1	26.36	18.42	25.52	-0.94	31.23	0.42	1.44	1.30	12.75	12.21	141.36
Assets $250-$500 Million(7)	29.98	2,181	59.3	31.28	21.46	29.60	1.14	39.74	2.38	1.77	1.46	18.49	18.11	231.31
Assets less than $250 Million(3)	14.55	2,563	35.0	15.98	9.18	14.94	-2.99	52.26	11.82	0.71	0.53	8.37	8.34	87.80
Goodwill Companies(20)	27.49	33,538	921.8	28.95	19.00	27.60	-0.46	42.94	4.01	1.42	1.28	14.93	13.55	153.76
Non-Goodwill Companies(9)	23.31	11,643	204.7	24.46	15.73	23.18	-0.22	43.23	1.32	1.15	1.03	13.20	13.20	143.85

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 5, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(14)	23.83	17,351	141.6	25.24	16.08	23.57	1.95	39.91	15.34	0.45	0.40	9.38	8.79	79.60
BIF-Insured Thrifts(5)	32.35	53,708	555.4	33.99	17.73	32.09	0.95	74.36	11.60	0.66	0.62	10.59	9.83	107.80
AMEX Traded Companies(2)	18.92	6,134	65.0	19.70	12.50	18.98	-0.01	49.01	9.30	0.30	0.31	10.13	10.13	61.67
NASDAQ Listed OTC Companies(17)	27.33	30,966	289.7	28.89	17.11	27.02	1.88	50.18	14.90	0.54	0.49	9.68	8.96	91.39
Mid-Atlantic Companies(12)	25.35	29,618	215.4	26.86	15.45	24.82	3.36	51.05	13.60	0.58	0.54	8.74	8.03	86.59
Mid-West Companies(4)	21.31	22,257	227.6	22.65	15.48	21.44	-1.00	44.01	15.30	0.34	0.29	9.20	8.79	76.42
New England Companies(2)	34.70	35,994	627.2	36.28	19.78	34.68	-0.18	68.23	20.32	0.66	0.61	14.30	13.39	134.99
South-East Companies(1)	39.60	19,570	157.0	41.00	25.72	40.00	-1.00	27.78	4.21	0.28	0.14	12.71	12.40	52.67
Thrift Strategy(18)	25.16	25,922	208.6	26.61	16.09	24.90	1.72	48.21	12.69	0.48	0.44	9.33	8.77	81.62
Diversified Strategy(1)	45.23	62,000	1,137.5	47.05	24.25	44.95	0.62	79.48	38.96	1.03	0.88	16.16	14.33	188.25
Companies Issuing Dividends(16)	28.10	29,087	282.6	29.73	17.11	28.00	-0.07	52.54	11.96	0.56	0.50	10.12	9.40	96.08
Companies Without Dividends(3)	13.14	20,225	118.7	13.37	12.51	11.68	14.65	31.35	31.35	0.18	0.18	6.81	6.81	26.51
Equity/Assets 6-12%(10)	29.57	39,642	390.1	31.24	17.99	29.30	0.53	51.55	14.22	0.68	0.60	10.43	9.38	117.59
Equity/Assets >12%(9)	21.71	11,478	82.1	22.91	14.54	21.47	3.27	47.89	14.26	0.27	0.28	8.73	8.69	45.47
Holding Company Structure(17)	25.97	25,615	210.7	27.51	16.36	25.89	-0.14	49.45	11.57	0.51	0.46	9.54	8.94	85.43
Assets Over $1 Billion(6)	37.29	78,518	777.8	38.94	22.30	37.22	0.19	59.37	13.50	0.74	0.65	11.83	10.80	113.15
Assets $500 Million-$1 Billion(3)	19.04	15,472	112.4	20.39	13.33	18.13	9.54	45.50	13.03	0.19	0.19	8.71	8.56	72.73
Assets $250-$500 Million(7)	25.07	4,529	32.2	26.54	15.88	24.75	0.56	45.96	15.91	0.55	0.50	9.48	8.73	91.50
Assets less than $250 Million(3)	14.34	3,026	12.0	15.58	9.48	14.78	-2.65	47.84	12.03	0.32	0.31	6.91	6.90	34.88
Goodwill Companies(9)	24.96	18,881	215.7	26.78	15.66	25.12	-1.16	47.19	12.77	0.52	0.41	9.80	8.44	101.36
Non-Goodwill Companies(8)	31.69	40,752	359.0	33.11	18.76	31.29	1.16	58.65	11.03	0.61	0.62	10.50	10.50	90.04
MHC Institutions(19)	26.34	28,045	263.3	27.81	16.57	26.08	1.66	50.05	14.24	0.51	0.47	9.73	9.09	87.89
MHC Converted Last 3 Months(2)	13.14	20,225	118.7	13.37	12.51	11.68	14.65	31.35	31.35	0.18	0.18	6.81	6.81	26.51

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 5, 2004

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	39.37	78,670	3,097.2	42.55	23.23	40.34	-2.40	55.18	5.83	2.44	2.28	17.75	15.40	285.47
BBX	BankAtlantic Bancorp of FL	18.01	59,273	1,067.5	19.75	8.91	17.92	0.50	88.98	-5.21	1.14	1.11	6.98	5.48	81.51
CFB	Commercial Federal Corp. of NE	28.32	41,453	1,173.9	28.48	20.00	28.04	1.00	26.03	6.03	2.18	1.37	18.22	13.89	294.04
DSL	Downey Financial Corp. of CA	54.43	27,929	1,520.2	54.57	37.40	53.83	1.11	34.69	10.41	3.64	2.15	32.83	32.72	416.99
FED	FirstFed Financial Corp. of CA	44.20	17,046	753.4	49.05	29.20	43.40	1.84	43.55	1.61	3.78	3.69	25.61	25.18	283.06
FBC	Flagstar Bancorp, Inc of MI	26.65	60,671	1,616.9	28.11	12.00	25.85	3.09	114.40	24.42	4.12	-0.41	10.20	10.20	180.37
GDW	Golden West Fin. Corp. of CA	116.33	152,119	17,696.0	116.90	68.64	115.42	0.79	61.75	12.73	7.27	7.27	39.10	39.10	542.67
GPT	GreenPoint Fin. Corp. of NY(8)*	44.48	131,897	5,866.8	47.30	26.59	43.62	1.97	57.56	25.93	3.58	1.12	13.94	10.95	174.26
NDE	IndyMac Bancorp, Inc. of CA	35.92	56,760	2,038.8	35.94	17.65	35.20	2.05	86.79	20.58	3.02	-1.82	17.93	17.33	233.27
NYB	New York Community Bcrp of NY*	33.05	256,649	8,482.2	35.57	15.27	35.12	-5.89	107.73	15.80	1.26	1.33	11.18	3.32	91.34
PFB	PFF Bancorp, Inc. of Pomona CA	35.89	16,870	605.5	40.61	21.89	35.85	0.11	56.32	-1.07	2.34	2.18	18.59	18.52	205.12
PFS	Provident Financal Serv of NJ*	19.25	60,793	1,170.3	21.55	15.15	19.70	-2.28	25.82	1.85	0.31	0.56	13.44	13.06	70.48
SOV	Sovereign Bancorp, Inc. of PA	22.30	296,900	6,620.9	25.20	13.00	22.15	0.68	64.09	-6.11	1.29	1.10	10.67	6.25	138.28
SIB	Staten Island Bancorp of NY(8)*	24.64	60,291	1,485.6	24.86	14.36	24.32	1.32	62.43	9.51	1.39	-2.77	10.40	9.50	125.29
WBS	Webster Financial Corp. of CT	51.21	46,276	2,369.8	52.15	33.60	50.35	1.71	44.13	11.67	3.53	3.01	24.91	17.76	314.82
WES	Westcorp of Irvine CA	42.46	51,698	2,195.1	43.14	18.50	42.80	-0.79	119.20	16.17	2.39	2.39	21.71	21.71	282.72
AMEX Traded Companies															
ANE	Alliance Bncp of New Eng of CT(8)*	41.59	2,859	118.9	43.00	18.80	41.24	0.85	117.18	5.26	0.51	1.00	11.49	11.47	153.36
BHL	Berkshire Hills Bancorp of MA*	37.00	5,903	218.4	39.20	22.75	37.10	-0.27	60.52	2.21	1.52	1.41	20.87	19.13	206.46
BFD	BostonFed Bancorp, Inc. of MA	34.11	4,492	153.2	38.30	22.75	33.30	2.43	32.16	-2.26	0.73	-0.84	21.07	17.17	377.45
CNY	Carver Bancorp, Inc. of NY	24.25	2,284	55.4	26.50	12.01	24.00	1.04	98.77	-4.53	2.03	2.00	17.86	17.86	231.86
CFF	Centrue Financial Corp of IL	28.20	1,865	52.6	33.00	18.38	27.70	1.81	44.62	-0.18	1.01	0.67	16.84	14.72	273.14
EFC	EFC Bancorp, Inc of Elgin IL	26.60	4,593	122.2	27.50	18.01	26.50	0.38	40.52	11.30	1.56	1.42	17.07	17.07	195.32
FCB	Falmouth Bancorp, Inc. of MA(8)*	38.40	917	35.2	38.60	24.50	38.00	1.05	56.73	5.93	0.24	0.25	19.47	19.47	172.42
FDT	Federal Trust Corp of FL	7.78	6,591	51.3	8.22	4.75	7.50	3.73	51.95	-2.75	0.40	0.31	3.97	3.97	66.64
FAB	FirstFed America Bancorp of MA(8)	28.16	18,790	529.1	28.44	13.75	27.86	1.08	99.72	7.89	1.21	-0.10	11.68	8.91	136.05
GAF	GA Financial Corp., Inc. of PA(8)	34.81	4,979	173.3	34.84	24.85	34.69	0.35	35.24	0.23	1.32	1.13	19.23	19.23	178.81
GOV	Gouverneur Bcp MHC of NY(42.4)	13.68	2,279	13.2	13.90	9.70	13.55	0.96	41.03	16.92	0.31	0.29	7.82	7.82	41.61
NBN	Northeast Bancorp of Auburn ME*	19.85	2,517	50.0	20.50	14.86	19.40	2.32	32.33	2.85	1.53	1.05	14.45	14.11	197.45
SZB	SouthFirst Bancshares of AL	17.50	719	12.6	17.80	13.45	17.80	-1.69	19.45	1.16	0.18	-0.84	16.22	15.47	185.23
TSH	Teche Hlding Cp of Franklin LA	36.20	2,263	81.9	41.50	26.75	36.70	-1.36	32.84	-0.22	2.74	2.57	25.20	25.20	250.00
WSB	Washington SB, FSB of Bowie MD	9.35	6,969	65.2	11.09	5.90	9.14	2.30	55.83	1.08	1.13	0.95	5.95	5.95	58.29
WFD	Westfield Finl MHC of MA(47.0)*	24.16	9,988	116.8	25.50	15.30	24.40	-0.98	56.99	1.68	0.28	0.33	12.44	12.44	81.72
WFI	Winton Financial Corp. of OH	14.00	4,486	62.8	14.00	10.15	13.55	3.32	33.97	6.38	1.07	0.84	9.77	9.75	124.08
WRO	Woronoco Bancorp, Inc of MA	35.99	3,632	130.7	40.50	21.00	35.60	1.10	69.68	-0.72	1.73	1.34	21.68	21.18	219.18
NASDAQ Listed OTC Companies															
AMFC	AMB Fin. Corp. of Munster IN	18.00	949	17.1	19.36	11.16	17.00	5.88	47.66	25.44	1.25	1.30	13.19	13.19	153.81
ASBP	ASB Financial Corp. of OH	24.06	1,664	40.0	29.00	14.05	25.00	-3.76	63.78	6.65	1.24	1.21	10.22	10.22	96.24
ABBK	Abington Bancorp of MA(8)*	46.75	4,020	187.9	47.63	17.75	46.49	0.56	120.73	21.15	0.77	-0.24	14.61	12.17	202.72
AABC	Access Anytime Bancorp of NM	13.99	1,349	18.9	14.25	8.83	13.80	1.38	47.11	-1.55	0.95	0.01	11.39	10.22	152.28
AFBC	Advance Fin. Bancorp of WV	18.69	1,398	26.1	21.75	13.10	18.07	3.43	39.58	2.52	1.78	1.38	14.99	10.47	230.93
ALLB	Alliance Bank MHC of PA (20.0)	39.00	3,441	26.8	40.41	22.35	38.00	2.63	34.48	39.29	0.63	0.63	10.21	10.21	108.80
ASBI	Ameriana Bancorp of IN	16.48	3,148	51.9	16.97	11.95	15.40	7.01	29.76	13.66	0.77	1.52	12.35	12.12	127.84
ABCW	Anchor BanCorp Wisconsin of WI	26.27	22,910	601.8	27.10	21.76	26.16	0.42	17.43	5.50	2.46	1.29	13.08	12.13	158.12
ALFC	Atlantic Liberty Fincl of NY	19.72	1,711	33.7	20.90	14.65	19.74	-0.10	25.85	0.87	0.83	0.83	15.34	15.34	93.98
BCSB	BCSB Bankcorp MHC of MD (36.0)	20.00	5,899	42.2	22.68	12.67	20.00	0.00	49.93	7.82	0.18	0.12	7.50	7.05	111.93
BKMU	Bank Mutual Corp of WI	11.25	78,776	886.2	12.60	6.20	10.93	2.93	75.78	-1.23	0.34	0.34	9.04	8.30	36.40
BKUNA	BankUnited Fin. Corp. of FL	28.44	29,890	850.1	29.18	15.95	27.51	3.38	69.08	10.28	1.39	1.14	15.00	14.05	242.48
BRBI	Blue River Bancshares of IN	6.16	2,406	14.8	7.00	4.13	6.39	-3.60	26.23	-1.28	-0.58	-0.61	4.98	4.98	45.90
BYFC	Broadway Financial Corp. of CA	13.50	1,833	24.7	15.00	10.40	13.30	1.50	23.85	3.85	0.80	0.80	9.08	9.08	125.38
BRKL	Brookline Bancorp of MA*	15.81	58,825	930.0	16.25	12.41	15.75	0.38	24.49	3.06	0.25	0.22	10.31	10.31	25.91
CITZ	CFS Bancorp, Inc of Munster IN	15.04	12,200	183.5	15.20	13.49	14.97	0.47	9.78	1.62	0.29	0.20	12.78	12.78	128.64
CKFB	CKF Bancorp of Danville KY	15.73	1,472	23.2	18.04	9.75	16.01	-1.75	61.17	-6.09	1.01	1.01	10.24	9.49	98.49
CAFI	Camco Fin Corp of Cambridge OH	17.00	7,378	125.4	18.51	12.75	17.03	-0.18	0.41	-1.90	1.21	0.65	12.71	12.31	141.60
CFFN	Capitol Fd Fn MHC of KS (30.0)	36.93	73,393	822.7	39.58	27.76	36.90	0.08	20.33	2.38	0.37	0.36	13.04	13.04	114.23
CEBK	Central Bncrp of Somerville MA*	36.35	1,665	60.5	38.00	30.91	36.50	-0.41	13.66	-0.44	2.16	1.98	25.88	24.54	287.19
GCFC	Central Financial Corp of OH	13.00	2,024	26.3	16.18	9.66	14.35	-9.41	30.00	-19.20	-0.44	-0.14	10.38	10.38	52.95
CHFN	Charter Fincl MHC of GA (20.0)	39.60	19,570	157.0	41.00	25.72	40.00	-1.00	27.78	4.21	0.28	0.14	12.71	12.40	52.67
CFSL	Chesterfield Financial of IL	26.14	3,876	101.3	26.96	19.80	25.80	1.32	28.26	10.06	0.58	0.58	19.12	19.00	93.50

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 5, 2004

		Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
		Price/	Outst-	Capital-			Last	Last	52 Wks	Dec 31,	Trailing 12 Mo.	12 Mo. Core	Book Value/	Book Value/	Assets/
	Financial Institution	Share(1) ($)	anding (000)	ization(9) ($Mil)	High ($)	Low ($)	Week ($)	Week (%)	Ago(2) (%)	2000(2) (%)	EPS(3) ($)	EPS(3) ($)	Share ($)	Share(4) ($)	Share ($)
	NASDAQ Listed OTC Companies (continued)														
CHEV	Cheviot Financl Corp MHC of OH	13.31	9,919	59.4	13.75	13.00	13.35	-0.30	33.10	33.10	0.24	0.23	7.42	7.42	28.47
CTZN	Citizens First Bancorp of MI	24.25	8,519	206.6	24.47	18.34	24.10	0.62	25.26	6.36	1.50	1.38	18.17	18.17	124.98
CFSB	Citizens First Fin Corp. of IL	24.50	1,500	36.8	28.50	20.00	24.00	2.08	11.92	-3.92	1.09	0.52	21.99	21.99	233.01
CSBC	Citizens South Banking of NC	13.62	8,703	118.5	15.25	10.63	14.23	-4.29	27.29	-2.37	0.24	0.08	10.07	9.18	56.94
CSBK	Clifton Svgs Bcrp MHC of NJ	12.96	30,530	178.1	12.99	12.01	10.00	29.60	29.60	29.60	0.12	0.12	6.20	6.20	24.54
CBSA	Coastal Bancorp of Houston TX(8)	41.36	5,235	216.5	41.61	27.90	41.26	0.24	44.72	0.58	2.29	2.11	25.54	21.44	512.51
CFCP	Coastal Fin. Corp. of SC	18.14	12,964	235.2	18.96	9.64	16.59	9.34	72.76	2.66	0.91	0.77	5.88	5.88	94.52
CCBI	Commercial Capital Bcrp of CA	22.63	29,956	677.9	22.65	4.33	20.60	9.85	420.23	40.91	0.68	0.56	3.41	2.97	57.52
CFFC	Community Fin. Corp. of VA	21.20	2,075	44.0	24.70	14.10	20.71	2.37	41.33	7.34	1.56	1.58	13.55	13.53	154.90
CIBI	Community Inv. Bncp, Inc of OH	15.50	1,090	16.9	17.00	11.60	17.00	-8.82	15.76	3.54	0.87	0.80	12.14	12.14	111.01
SBMC	Connecticut Bancshares of CT(8)*	51.92	11,135	578.1	52.47	37.35	51.90	0.04	23.03	0.74	2.46	2.35	23.69	21.25	232.40
DCOM	Dime Community Bancshars of NY*	31.96	25,410	812.1	32.27	21.53	31.53	1.36	47.01	3.90	2.02	1.92	11.17	8.95	116.95
DFBS	Dutchfork Bancshares Inc of SC	38.30	1,128	43.2	43.25	28.75	38.00	0.79	28.09	-0.52	3.13	2.48	28.71	28.71	199.99
ESBF	ESB Financial Corp. of PA	14.50	10,785	156.4	17.85	12.50	14.57	-0.48	11.28	-9.94	0.78	0.69	9.02	8.31	125.90
ESBK	Elmira Svgs Bank, FSB of NY*	31.75	1,039	33.0	32.48	23.17	31.48	0.86	30.39	1.60	2.35	1.64	20.88	20.31	280.36
EVRT	Evertrust Fin. Grp, Inc. of WA*	19.75	7,000	138.3	21.33	15.13	20.00	-1.25	26.36	-6.18	0.95	0.84	13.44	13.44	104.94
FFDF	FFD Financial Corp of Dover OH	14.52	1,205	17.5	15.50	11.44	14.75	-1.56	8.44	-1.56	0.79	0.36	14.17	14.17	114.87
FFLC	FFLC Bancorp of Leesburg FL	29.49	5,397	159.2	30.95	18.67	28.96	1.83	20.91	2.57	1.70	1.55	14.33	14.33	175.64
FFWC	FFW Corporation of Wabash IN	24.16	1,300	31.4	26.12	16.47	25.50	-5.25	47.23	9.82	1.85	1.43	17.88	17.13	186.90
FMCO	FMS Fin Corp. of Burlington NJ	17.68	6,486	114.7	20.50	12.30	18.16	-2.64	40.43	-1.78	0.96	0.93	9.69	9.18	188.83
FFHH	FSF Financial Corp. of MN	30.65	2,381	73.0	32.54	23.85	30.40	0.82	27.60	0.49	2.34	1.05	21.99	19.95	218.44
FSBI	Fidelity Bancorp, Inc. of PA	25.00	2,435	60.9	26.78	17.35	25.01	-0.04	43.02	-3.25	1.70	1.45	16.72	15.53	257.62
FFFL	Fidelity Bankshares, Inc of FL	37.48	15,025	563.1	38.45	17.91	36.27	3.34	105.60	19.36	1.19	1.11	12.29	12.15	202.76
FFED	Fidelity Fed. Bancorp of IN(8)	2.01	9,619	19.3	2.55	1.10	1.95	3.08	34.90	27.22	0.02	-0.05	1.39	1.39	18.23
FBTC	First BancTrust Corp of IL	23.74	1,250	29.7	25.25	17.37	25.20	-5.79	35.66	-2.10	1.56	1.10	21.11	21.11	180.96
FBEI	First Bancorp of Indiana of IN	21.16	1,610	34.1	23.40	16.05	20.85	1.49	22.88	5.43	0.90	0.44	18.72	17.44	131.62
FBSI	First Bancshares, Inc. of MO	20.17	1,667	33.6	21.88	14.09	20.63	-2.23	42.24	-3.95	1.41	1.35	16.47	16.16	164.55
FCAP	First Capital, Inc. of IN	22.04	2,827	62.3	25.00	17.95	23.27	-5.29	8.84	4.95	1.22	1.20	15.36	13.23	141.14
FCFL	First Community Bk Corp of FL	18.45	1,990	36.7	19.65	11.08	16.75	10.15	20.59	20.59	0.75	0.71	9.93	9.71	87.05
FDEF	First Defiance Fin. Corp of OH	27.43	6,328	173.6	30.65	18.50	27.85	-1.51	39.66	5.91	1.91	1.00	19.64	16.39	164.44
FFBH	First Fed. Bancshares of AR	20.99	5,340	112.1	21.30	12.78	20.50	2.39	61.71	2.39	1.40	1.19	14.06	14.06	129.34
FTFC	First Fed. Capital Corp. of WI	21.64	22,395	484.6	24.25	18.40	21.22	1.98	7.72	-4.08	1.55	-0.13	12.35	8.26	147.73
FFBI	First Federal Bancshares of IL	34.55	1,848	63.8	36.00	20.00	34.00	1.62	71.04	-1.85	1.50	1.58	21.96	20.98	169.03
FFSX	First Federal Bankshares of IA	21.55	3,770	81.2	25.24	15.28	22.83	-5.61	37.61	-12.61	1.55	1.38	18.76	13.79	168.34
FFBZ	First Federal Bncrp, Inc of OH	9.11	3,261	29.7	10.00	7.20	8.83	3.17	18.47	0.44	0.54	0.51	6.83	6.83	74.48
FFCH	First Fin. Holdings Inc. of SC	30.10	12,575	378.5	33.14	23.67	29.95	0.50	20.64	-3.74	2.05	1.62	13.11	11.81	193.57
FFHS	First Franklin Corp. of OH	19.00	1,643	31.2	21.48	14.05	20.10	-5.47	30.94	5.73	0.88	0.39	14.49	14.49	166.40
FKAN	First Kansas Fin. Corp. of KS(8)	18.86	908	17.1	20.45	15.40	18.86	0.00	22.47	0.59	-0.09	-0.14	17.85	17.85	167.86
FKFS	First Keystone Fin., Inc of PA	27.10	1,891	51.2	29.00	19.07	27.10	0.00	40.34	-0.73	1.43	0.98	16.62	16.62	294.01
CASH	First Midwest Fin., Inc. of IA	21.50	2,508	53.9	24.50	15.90	22.50	-4.44	31.74	-0.46	1.41	1.39	18.05	16.69	311.84
FMSB	First Mutual Bncshrs Inc of WA*	25.50	4,730	120.6	25.98	14.69	25.65	-0.58	66.02	4.08	1.78	1.55	10.75	10.75	182.00
FNFG	First Niagara Financial of NY*	14.40	70,814	1,019.7	16.55	11.17	14.61	-1.44	26.32	-3.81	0.49	0.52	10.21	8.59	49.90
FNFI	First Niles Fin., Inc. of OH	17.49	1,399	24.5	17.90	15.19	17.00	2.88	9.11	-1.46	0.76	0.67	11.89	11.89	71.50
FPTB	First PacTrust Bancorp of CA	22.56	5,056	114.1	24.33	15.55	22.72	-0.70	44.62	1.08	0.74	0.76	17.32	17.32	121.34
FPFC	First Place Fin. Corp. of OH	18.99	13,289	252.4	20.00	15.15	19.66	-3.41	15.09	-2.76	1.37	0.66	14.10	12.38	125.72
FSFF	First SecurityFed Fin of IL(8)	34.85	3,953	137.8	35.25	23.63	34.75	0.29	30.33	16.09	2.09	2.09	20.55	20.53	124.17
FSLA	First Sentinel Bancorp of NJ(8)	21.49	27,251	585.6	21.98	13.80	21.62	-0.60	51.13	1.61	0.75	0.54	8.35	8.21	80.90
FBNW	FirstBank NW Corp. of WA	30.09	2,862	86.1	31.05	23.30	30.40	-1.02	26.48	-0.86	1.23	0.64	24.08	16.12	239.44
FFBK	FloridaFirst Bancorp of FL(8)	27.11	5,382	145.9	33.99	19.38	27.11	0.00	21.79	-18.10	1.08	0.83	19.24	17.45	152.58
FFIC	Flushing Fin. Corp. of NY*	19.14	19,291	369.2	19.46	11.27	18.90	1.27	65.57	4.70	1.12	1.12	7.61	7.41	99.05
FKKY	Frankfort First Bancorp of KY	23.72	1,262	29.9	23.72	17.12	23.35	1.58	31.92	14.04	0.84	0.84	14.05	14.05	110.03
FBTX	Franklin Bank Corp of TX	19.00	21,225	403.3	20.70	16.51	18.98	0.11	0.00	0.00	-0.05	0.19	11.56	8.83	106.07
GUPB	GFSB Bancorp, Inc of Gallup NM	25.83	1,146	29.6	25.98	16.26	21.79	18.54	46.76	18.00	1.38	1.32	15.86	15.86	209.01
GSLA	GS Financial Corp. of LA	19.00	1,324	25.2	19.75	18.00	19.20	-1.04	0.05	-2.26	0.47	-0.22	22.47	22.47	160.27
GTPS	Great American Bancorp of IL	33.50	756	25.3	36.75	28.30	34.00	-1.47	11.85	-4.31	2.00	1.44	23.33	22.69	210.91
PEDE	Great Pee Dee Bancorp of SC	16.18	1,768	28.6	18.10	13.70	16.85	-3.98	13.23	-8.07	0.66	0.70	14.92	14.28	88.85
GAFC	Greater Atlant. Fin Corp of VA	7.62	3,012	23.0	8.31	6.50	7.71	-1.17	9.48	-6.50	0.29	-3.12	7.11	6.68	175.68
GCBC	Green Co Bcrp MHC of NY (43.0)	35.49	2,043	30.9	36.00	20.80	34.25	3.62	60.59	6.90	1.20	1.20	14.41	14.41	133.05
HCBB	HCB Bancshares, Inc. of AR(8)	17.89	1,447	25.9	20.13	15.84	18.11	-1.21	5.86	-0.61	0.34	0.25	19.14	19.14	160.65
HFFC	HF Financial Corp. of SD	18.10	3,574	64.7	18.25	14.38	17.75	1.97	20.67	10.70	1.29	0.92	14.29	12.91	220.63
HMNF	HMN Financial, Inc. of MN	27.74	4,513	125.2	27.99	15.55	27.94	-0.72	72.73	14.20	1.91	0.95	17.93	16.99	191.99
HARB	Harbor Florida Bancshrs of FL	28.86	23,827	687.6	31.50	22.62	28.94	-0.28	16.84	-2.96	1.60	1.46	11.28	11.11	101.31
HARL	Harleysville Svgs Fin Cp of PA	30.55	2,277	69.6	34.50	24.00	34.00	-10.15	22.20	2.17	2.03	1.93	18.33	18.33	305.81
HWFG	Harrington West Fncl of CA	16.57	5,206	86.3	17.11	9.39	16.50	0.42	69.95	19.81	1.31	1.34	8.90	7.91	172.94
HFFB	Harrodsburg 1st Fin Bcrp of KY	24.01	1,223	29.4	24.99	13.59	23.25	3.27	71.38	5.45	0.96	0.95	17.41	16.92	142.15

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 5, 2004

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
HTHR	Hawthorne Fin. Corp. of CA(8)	42.95	11,729	503.8	43.23	19.23	39.28	9.34	111.06	53.50	2.43	2.37	15.80	13.75	227.98
HMLK	Hemlock Fed. Fin. Corp. of IL	27.10	973	26.4	31.75	26.50	28.90	-6.23	-0.51	-5.84	1.79	1.29	22.68	21.31	329.31
HFWA	Heritage Financial Corp of WA	21.80	6,192	135.0	24.47	19.87	21.40	1.87	7.65	1.25	1.47	1.23	10.37	9.30	99.90
HIFS	Hingham Inst. for Sav. of MA*	41.75	2,079	86.8	44.97	30.50	40.00	4.37	35.55	0.51	2.58	2.43	19.68	19.68	232.78
HCFC	Home City Fin. Corp. of OH	16.25	794	12.9	17.48	12.40	16.25	0.00	28.36	-5.80	0.79	0.77	14.72	14.32	188.95
HWEN	Home Financial Bancorp of IN	6.24	1,356	8.5	6.40	4.50	6.19	0.81	31.37	-1.11	0.27	0.27	5.10	5.10	44.73
HLFC	Home Loan Financial Corp of OH	20.20	1,674	33.8	21.20	14.00	18.75	7.73	40.28	4.94	1.13	1.10	13.26	13.26	89.39
HFBC	HopFed Bancorp of KY	18.26	3,630	66.3	18.50	13.50	18.26	0.00	33.19	5.92	0.97	0.79	12.98	11.38	143.71
HRZB	Horizon Financial Corp. of WA*	19.03	10,408	198.1	19.39	14.17	19.20	-0.89	29.02	8.68	1.21	1.01	10.38	10.32	78.81
HCBK	Hudson Cty Bcp MHC of NJ(38.8)*	39.28	189,836	1,463.3	40.38	18.64	38.91	0.95	105.01	2.88	1.09	1.01	7.00	7.00	89.73
HRBT	Hudson River Bancorp Inc of NY	19.98	30,312	605.6	21.44	11.35	20.08	-0.50	65.40	2.36	1.01	1.01	9.02	6.69	85.09
ICBC	Independence Comm Bnk Cp of NY	40.63	54,476	2,213.4	40.71	24.96	39.59	2.63	55.61	12.96	2.40	2.40	17.44	14.03	164.02
IFSB	Independence FSB of DC	23.00	1,553	35.7	25.49	11.36	23.48	-2.04	85.19	-1.12	-0.56	-0.59	14.05	14.05	140.05
JXSB	Jcksnville Bcp MHC of IL(45.6)	19.99	1,942	17.4	20.00	11.90	19.51	2.46	67.98	18.56	0.43	0.23	10.32	8.73	134.82
JFBI	Jefferson Bancshares of TN	13.99	8,386	117.3	16.62	10.08	13.99	0.00	78.22	1.38	0.56	0.55	11.00	11.00	38.45
KNBT	KNBT Bancorp of PA	17.34	30,419	527.5	17.90	15.87	17.04	1.76	73.40	-1.37	0.45	0.35	12.69	11.08	64.04
LSBX	LSB Corp of No. Andover MA*	17.76	4,235	75.2	18.25	12.48	17.81	-0.28	37.57	2.60	0.98	1.21	12.99	12.99	110.06
LSBI	LSB Fin. Corp. of Lafayette IN	27.00	1,356	36.6	28.00	19.85	27.75	-2.70	33.60	-1.82	2.17	1.29	20.45	20.45	235.45
LARL	Laurel Capital Group Inc of PA	23.34	1,879	43.9	25.98	18.00	22.51	3.69	22.20	-5.70	1.04	1.03	14.45	12.39	161.11
LNCB	Lincoln Bancorp of IN	21.00	4,412	92.7	21.52	16.45	20.82	0.86	22.16	5.26	0.81	0.72	17.96	17.46	134.11
LOGN	Logansport Fin. Corp. of IN	21.50	877	18.9	22.45	16.95	21.75	-1.15	22.86	2.43	1.69	1.39	18.65	18.65	178.82
MAFB	MAF Bancorp, Inc. of IL	44.04	33,064	1,456.1	44.95	32.61	44.45	-0.92	29.68	5.11	2.52	2.08	27.27	18.90	270.19
MFBC	MFB Corp. of Mishawaka IN	32.05	1,304	41.8	35.00	22.02	32.50	-1.38	43.40	5.22	1.73	0.35	26.66	26.66	329.42
MSBF	MSB Financial, Inc of MI(8)	18.40	1,307	24.0	19.01	11.80	18.40	0.00	48.87	-0.49	1.05	0.45	11.84	10.50	72.60
MASB	MassBank Corp. of Reading MA*	42.01	4,407	185.1	44.27	27.30	40.90	2.71	47.20	-2.33	1.78	1.69	25.17	24.92	229.24
MTXC	Matrix Bancorp, Inc. of CO	10.76	6,519	70.1	11.47	7.75	10.89	-1.19	21.44	16.32	0.36	0.50	10.68	10.68	264.74
MFLR	Mayflower Co-Op. Bank of MA*	18.86	2,046	38.6	21.00	10.35	19.20	-1.77	80.82	25.65	0.91	0.55	8.55	8.50	104.40
MCBF	Monarch Community Bncrp of MI	16.00	2,403	38.4	17.21	11.87	15.96	0.25	32.23	-0.68	0.42	-0.12	15.49	15.49	86.79
MFSF	MutualFirst Fin. Inc. of IN	24.65	5,269	129.9	29.21	21.30	24.80	-0.60	15.35	-1.83	1.65	1.39	18.29	18.12	154.43
MYST	Mystic Financial of MA*	32.40	1,551	50.3	33.47	16.86	32.40	0.00	88.92	7.18	1.00	0.43	17.05	17.05	280.03
NASB	NASB Fin, Inc. of Grandview MO	41.65	8,455	352.2	44.50	22.43	42.50	-2.00	78.37	-0.62	2.92	2.00	14.92	14.53	143.99
NHTB	NH Thrift Bancshares of NH	30.31	1,982	60.1	35.67	18.30	28.50	6.35	58.44	-10.46	2.85	1.40	19.04	12.92	260.12
NMIL	Newmil Bancorp, Inc. of CT*	27.65	4,093	113.2	29.80	19.95	28.01	-1.29	19.65	-4.82	1.84	1.78	12.78	10.65	172.01
NBSI	North Bancshares of Chicago IL	14.00	1,145	16.0	17.25	12.75	13.82	1.30	-6.67	3.32	0.32	0.29	11.77	11.77	116.81
FFFD	North Central Bancshares of IA	38.50	1,605	61.8	39.25	31.10	38.48	0.05	10.54	4.51	3.64	3.64	25.91	22.82	264.18
NEIB	Northeast Indiana Bncrp of IN	20.55	1,488	30.6	22.15	15.00	20.91	-1.72	32.41	-2.33	1.30	1.06	18.28	18.28	152.82
NEPF	Northeast PA Fin. Corp of PA	18.29	4,182	76.5	20.00	14.77	18.02	1.50	11.87	-4.79	-0.77	-1.32	14.06	11.29	209.90
NWSB	Northwest Bcrp MHC of PA(25.4)	25.41	47,789	308.5	26.67	15.15	25.34	0.28	64.25	19.07	0.93	0.85	10.25	7.23	120.88
OCFC	OceanFirst Fin. Corp of NJ	25.20	13,351	336.4	28.00	20.91	25.25	-0.20	15.65	-7.18	1.49	0.90	10.09	9.98	128.64
ONFC	Oneida Fincl MHC of NY (45.7)	14.60	7,640	31.8	18.60	12.67	15.98	-8.64	-4.76	-0.95	0.41	0.31	6.65	4.98	56.05
PBNC	PFS Bancorp Inc of IN	19.67	1,474	29.0	20.80	15.30	19.96	-1.45	26.25	0.10	0.56	0.57	18.04	18.04	79.80
PHSB	PHSB Financial Corp of PA	22.71	2,903	65.9	22.72	16.85	22.25	2.07	33.35	5.63	0.94	0.57	16.07	16.07	117.11
PVFC	PVF Capital Corp. of OH	15.16	6,384	96.8	17.68	11.85	14.81	2.36	21.18	-5.96	1.32	0.50	9.64	9.64	107.68
PPBI	Pacific Premier Bncrp of CA(8)	14.31	5,255	75.2	15.25	4.25	14.60	-1.99	135.36	29.04	0.39	0.34	7.10	7.10	58.87
PBCI	Pamrapo Bancorp, Inc. of NJ	27.57	4,974	137.1	29.20	16.50	28.35	-2.75	48.23	8.76	1.56	1.56	10.32	10.32	128.04
PFED	Park Bancorp of Chicago IL	30.04	1,155	34.7	31.66	24.70	29.70	1.14	18.64	3.37	1.85	1.73	25.24	25.24	225.91
PVSA	Parkvale Financial Corp of PA	28.90	5,575	161.1	30.73	21.70	29.61	-2.40	26.20	7.64	1.85	1.67	18.32	16.28	286.49
PRTR	Partners Trust MHC of NY(46.4)(8)	35.00	14,194	230.7	41.49	16.45	35.44	-1.24	109.08	2.94	0.99	0.96	12.35	9.71	90.54
PBHC	Pathfinder BC MHC of NY (39.1)*	19.81	2,433	20.2	21.00	13.69	19.18	3.28	38.24	7.31	0.55	0.40	8.79	6.83	118.16
PFSB	PennFed Fin. Services of NJ	35.00	6,873	240.6	36.95	25.37	35.10	-0.28	29.06	4.48	1.80	1.77	17.57	17.24	260.73
PFDC	Peoples Bancorp of Auburn IN	25.85	3,395	87.8	27.66	17.80	24.39	5.99	41.57	7.71	1.63	1.49	18.83	17.97	147.64
PBCT	Peoples Bank, MHC of CT (40.8)*	45.23	62,000	1,137.5	47.05	24.25	44.95	0.62	79.48	38.96	1.03	0.88	16.16	14.33	188.25
PCBI	Peoples Community Bcrp. of OH	21.22	2,522	53.5	25.50	19.80	21.15	0.33	-5.69	-5.69	1.48	1.39	18.52	16.32	292.90
PSFC	Peoples Sidney Fin. Corp of OH	17.35	1,433	24.9	18.50	13.25	17.62	-1.53	24.73	9.26	0.63	0.63	12.04	12.04	95.23
PFSL	Pocahontas Bancorp, Inc. of AR	16.60	4,550	75.5	16.90	10.83	16.65	-0.30	51.60	4.14	1.20	1.09	11.66	8.04	163.92
PBCP	Provident Bancorp of NY	12.01	35,225	423.1	12.16	6.59	11.50	4.43	69.63	13.30	0.33	0.29	8.42	6.67	43.42
PROV	Provident Fin. Holdings of CA	24.59	7,227	177.7	25.33	18.34	24.78	-0.77	29.63	1.70	2.32	0.62	14.17	14.15	160.80
PULB	Pulaski Fin Cp of St. Louis MO	19.35	5,356	103.6	20.44	10.51	19.11	1.26	70.94	14.63	1.07	0.08	6.91	6.91	82.06
QCBC	Quaker City Bancorp, Inc of CA	44.74	6,259	280.0	46.95	32.70	43.41	3.06	35.78	-3.01	3.55	3.28	22.86	22.81	280.41
RPFG	Ranier Pacific Fin Group of WA	16.49	8,443	139.2	17.05	15.50	16.05	2.74	64.90	3.58	0.37	0.14	13.24	13.21	92.58
RIVR	River Valley Bancorp of IN	27.30	1,641	44.8	30.25	14.20	27.25	0.18	90.91	-7.24	1.61	0.73	13.53	13.51	149.41
RVSB	Riverview Bancorp, Inc. of WA	19.51	4,954	96.7	21.83	16.00	19.54	-0.15	14.56	-8.23	1.00	1.15	12.88	10.84	103.76
ROME	Rome Bncp Inc MHC of NY (41.6)*	33.29	4,285	39.1	36.00	16.78	33.00	0.88	92.09	7.18	0.36	0.50	8.55	8.55	61.13
SCFS	Seacoast Fin Serv Corp of MA(8)*	34.66	25,821	895.0	35.38	17.32	34.40	0.76	81.47	26.64	1.13	1.17	14.83	10.12	173.37
SVBI	Severn Bancorp Inc of MD	31.50	4,144	130.5	34.20	18.00	30.87	2.04	64.49	-1.41	2.71	2.38	11.24	11.16	127.84

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 5, 2004

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
SKBO	Skibo Fin Corp MHC of PA(39.8)(8)	16.95	3,142	20.8	18.88	12.00	16.95	0.00	16.90	0.18	0.04	0.04	7.40	7.40	49.55
SOBI	Sobieski Bancorp of S. Bend IN	6.90	678	4.7	13.80	6.00	6.85	0.73	-45.24	-46.35	-7.34	-7.74	7.87	7.87	163.63
SFFS	Sound Fed Bancorp Inc of NY	15.35	12,803	196.5	17.35	11.25	15.37	-0.13	35.48	-1.54	0.58	0.58	10.32	9.23	68.96
SSFC	South Street Fin. Corp. of NC*	10.23	3,080	31.5	10.95	8.02	10.68	-4.21	23.70	-2.01	0.51	0.51	8.19	8.19	71.20
SMBC	Southern Missouri Bncrp of MO	15.54	2,308	35.9	15.76	11.78	15.33	1.37	30.37	12.20	1.22	1.22	11.35	10.05	128.63
SFFC	StateFed Financial Corp. of IA(8)	13.09	1,309	17.1	13.45	11.00	13.25	-1.21	11.69	-0.38	0.04	-0.03	10.65	10.65	71.29
STSA	Sterling Financial Corp of WA	36.39	14,864	540.9	38.96	18.59	36.43	-0.11	92.23	6.34	2.35	2.04	16.84	13.62	287.74
STBI	Sturgis Bancorp of MI	13.50	2,809	37.9	15.87	9.80	13.91	-2.95	35.00	-4.86	1.01	0.34	10.27	8.41	102.76
SYNF	Synergy Financial Group of NJ	10.55	12,451	131.4	11.50	4.90	10.42	1.25	117.53	4.98	0.24	0.24	8.04	8.04	52.37
THRD	TF Fin. Corp. of Newtown PA	31.50	2,816	88.7	35.47	23.90	32.50	-3.08	24.31	-7.89	-2.10	-2.33	19.24	17.56	214.73
TONE	TierOne Corporation of NE	23.00	18,060	415.4	25.37	15.65	22.49	2.27	46.03	0.17	1.32	1.04	16.34	16.34	122.25
TSBK	Timberland Bancorp, Inc. of WA	23.04	4,258	98.1	24.95	18.80	22.74	1.32	21.26	1.54	1.45	1.35	18.52	18.52	107.60
TRST	TrustCo Bank Corp NY of NY	13.64	73,946	1,008.6	14.25	9.50	13.52	0.89	36.40	3.73	0.72	0.63	3.07	3.06	37.64
UCBC	Union Community Bancorp of IN	17.85	2,100	37.5	19.60	16.11	18.20	-1.92	8.18	2.23	1.11	1.11	16.92	15.58	124.56
UCFC	United Community Fin. of OH	12.86	34,086	438.3	12.92	8.73	12.26	4.89	46.47	12.71	0.67	0.42	8.21	7.11	60.84
UPFC	United PanAm Fin. Corp of CA	17.94	16,100	288.8	19.64	7.07	17.82	0.67	136.05	7.49	0.82	0.83	6.42	6.42	103.77
UTBI	United Tenn. Bancshares of TN	18.08	1,242	22.5	19.75	12.50	19.00	-4.84	37.07	11.74	1.38	1.37	13.19	12.54	94.75
WSFS	WSFS Financial Corp. of DE(8)*	49.20	7,321	360.2	51.00	31.25	48.46	1.53	51.62	9.70	8.61	2.75	25.68	25.68	301.47
WVFC	WVS Financial Corp. of PA	17.86	2,546	45.5	19.98	15.84	17.54	1.82	11.69	2.06	1.06	1.06	11.96	11.96	163.91
WSBI	Warwick Community Bncrp of NY*	34.51	4,496	155.2	35.30	28.17	34.75	-0.69	15.11	0.32	1.44	1.31	16.42	15.89	169.04
WFSL	Washington Federal, Inc. of WA	26.06	78,410	2,043.4	26.44	18.82	25.96	0.39	31.35	1.01	1.80	1.76	13.65	12.88	96.22
WAYN	Wayne Savings Bancorp of OH	16.00	3,907	62.5	18.70	10.69	16.14	-0.87	49.25	-11.11	0.71	0.69	11.35	11.35	95.20
WYPT	Waypoint Financial Corp of PA	24.90	33,248	827.9	26.90	16.43	25.15	-0.99	47.08	14.80	1.25	0.93	12.10	11.47	160.31
WCFB	Wbstr Cty Fed MHC of IA (38.5)	15.00	3,772	10.8	17.25	9.26	16.00	-6.25	54.64	7.14	0.32	0.32	6.00	5.97	28.15
WEFC	Wells Fin. Corp. of Wells MN	31.39	1,133	35.6	34.79	22.35	33.90	-7.40	36.84	4.63	3.52	1.35	24.19	24.19	196.34
WOFC	Western Ohio Fin. Corp. of OH	32.15	1,749	56.2	33.55	20.60	31.50	2.06	42.89	0.22	1.46	1.19	24.87	24.87	215.16
WGBC	Willow Grove Bancorp of PA	18.41	10,215	188.1	18.78	13.80	18.15	1.43	30.85	3.66	0.67	0.44	10.76	10.66	81.91

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of March 5, 2004

Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality NPAs Assets (%)	Asset Quality Resvs/ NPAs (%)	Asset Quality Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(166)	10.30	9.71	0.85	9.17	5.40	0.63	6.65	0.75	159.67	1.03	17.67	158.84	16.09	171.59	20.29	0.45	1.96	32.30
NYSE Traded Companies(12)	7.57	6.73	1.26	14.86	7.53	0.71	9.39	0.46	170.76	1.10	14.24	211.33	15.89	244.22	17.90	0.56	1.52	19.86
AMEX Traded Companies(12)	8.10	7.85	0.79	9.06	5.82	0.58	6.40	0.65	229.76	0.89	16.47	153.49	12.28	160.52	17.63	0.46	2.04	29.04
NASDAQ Listed OTC Companies(142)	10.72	10.13	0.82	8.70	5.17	0.62	6.42	0.77	154.05	1.04	18.12	154.38	16.40	165.70	20.73	0.44	1.99	33.87
California Companies(15)	8.02	7.88	1.16	14.96	6.47	0.82	10.93	0.31	166.56	1.23	17.39	194.89	17.30	197.82	18.17	0.40	1.19	18.43
Florida Companies(8)	8.21	7.82	0.96	11.38	4.99	0.87	10.24	0.54	226.08	0.84	21.03	228.00	18.64	241.58	23.54	0.25	0.97	19.37
Mid-Atlantic Companies(34)	9.45	8.65	0.79	9.01	4.65	0.62	6.25	0.39	225.29	1.13	18.24	172.93	16.66	192.35	19.33	0.43	1.85	30.29
Mid-West Companies(80)	10.94	10.43	0.79	8.15	5.68	0.54	5.72	1.07	102.54	0.95	17.23	141.66	15.24	151.06	21.20	0.50	2.28	38.08
New England Companies(5)	7.68	6.21	0.83	10.70	5.81	0.48	5.73	0.21	447.45	1.06	15.32	173.17	13.34	222.88	21.84	0.78	2.15	33.10
North-West Companies(7)	12.06	10.87	1.15	10.04	5.41	1.00	8.64	0.58	272.85	1.28	17.44	163.23	18.88	188.54	16.88	0.49	2.09	41.32
South-East Companies(12)	13.07	12.73	0.97	8.48	5.21	0.79	6.78	0.62	135.74	0.99	16.81	151.78	18.10	156.43	18.27	0.42	2.01	25.19
South-West Companies(4)	8.66	7.54	0.43	5.72	3.96	0.28	3.43	0.54	67.02	0.44	16.72	150.02	13.15	171.64	19.57	0.17	0.65	18.12
Western Companies (Excl CA)(1)	4.03	4.03	0.14	3.41	3.35	0.19	4.74	0.00	0.00	2.74	29.89	100.75	4.06	100.75	21.52	0.00	0.00	0.00
Thrift Strategy(156)	10.47	9.91	0.84	8.92	5.30	0.63	6.58	0.75	159.39	1.04	17.94	157.11	16.22	168.06	20.29	0.46	1.99	33.24
Mortgage Banker Strategy(8)	7.29	5.96	1.00	13.24	6.74	0.60	7.92	0.47	209.47	1.14	13.81	196.40	14.49	249.36	19.07	0.32	1.16	12.87
Real Estate Strategy(2)	8.41	8.41	1.05	12.73	8.17	0.58	7.08	1.04	50.62	0.59	12.28	150.28	12.68	150.43	23.49	0.38	2.60	32.39
Companies Issuing Dividends(145)	10.46	9.87	0.92	9.44	5.64	0.70	7.11	0.70	160.36	0.99	17.42	159.67	16.19	172.61	20.37	0.51	2.20	35.83
Companies Without Dividends(21)	8.98	8.42	0.28	6.88	3.34	0.06	2.78	1.13	153.18	1.40	20.44	151.85	15.35	162.98	19.32	0.00	0.00	0.00
Equity/Assets <6%(14)	5.35	5.01	0.40	10.27	5.93	-0.08	3.53	1.35	175.75	1.17	19.20	162.36	11.16	173.85	19.35	0.30	1.23	17.18
Equity/Assets 6-12%(109)	8.90	8.28	0.90	10.30	5.76	0.67	7.68	0.71	145.68	1.06	16.41	167.80	14.93	183.35	19.53	0.49	2.00	31.51
Equity/Assets >12%(43)	15.74	15.16	0.88	5.82	4.28	0.75	4.89	0.67	189.38	0.93	21.30	133.94	20.91	139.64	23.08	0.42	2.10	40.27
Converted Last 3 Mths (no MHC)(2)	17.37	15.36	0.61	3.45	2.51	0.56	3.21	0.23	495.97	1.17	NM	136.93	23.90	155.64	NM	0.07	0.58	21.21
Actively Traded Companies(13)	8.36	6.95	1.12	14.09	6.37	0.96	11.64	0.69	124.05	0.95	16.00	203.77	16.74	251.73	17.49	0.58	1.97	27.07
Market Value Below $20 Million(14)	9.40	9.28	-0.01	4.31	3.57	-0.20	2.27	2.22	53.35	1.12	17.39	115.97	11.01	118.00	18.58	0.28	1.76	34.96
Holding Company Structure(164)	10.30	9.71	0.85	9.19	5.41	0.63	6.66	0.75	160.72	1.04	17.74	158.82	16.09	171.74	20.38	0.46	1.97	32.39
Assets Over $1 Billion(53)	9.22	8.29	1.08	12.12	5.85	0.77	8.75	0.45	178.15	1.17	17.34	193.50	18.04	217.14	21.21	0.46	1.68	26.09
Assets $500 Million-$1 Billion(40)	9.31	8.64	0.80	8.84	5.40	0.59	5.75	0.61	202.22	0.94	17.45	153.45	14.15	167.32	19.96	0.48	1.99	34.86
Assets $250-$500 Million(30)	11.29	10.83	0.88	8.54	5.90	0.72	6.82	0.83	157.26	0.95	17.49	141.88	15.69	149.52	17.94	0.49	2.26	36.05
Assets less than $250 Million(43)	11.96	11.80	0.58	6.16	4.43	0.42	4.67	1.20	87.96	1.01	18.60	133.87	15.83	135.80	21.10	0.40	2.07	35.92
Goodwill Companies(102)	9.74	8.82	0.91	10.03	5.61	0.68	7.08	0.58	185.73	1.04	17.31	163.24	16.07	183.73	19.91	0.48	1.97	32.30
Non-Goodwill Companies(64)	11.21	11.17	0.75	7.71	5.06	0.54	5.95	1.08	108.89	1.03	18.30	151.79	16.13	152.14	20.95	0.41	1.93	32.31
Acquirors of FSLIC Cases(6)	9.19	8.78	0.86	10.03	4.96	0.84	9.41	0.94	67.44	0.86	15.97	184.47	16.75	194.96	17.53	0.46	1.63	20.97

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating *characteristics*.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 5, 2004

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets	Tang. Equity/ Assets	Reported Earnings			Core Earnings		NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi-dend Yield	Payout Ratio(7)
			ROA(5)	ROE(5)	ROI(5)	ROA(5)	ROE(5)											
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(29)	11.84	10.99	1.01	10.17	5.03	0.94	9.27	0.20	335.38	1.08	19.85	186.83	21.04	191.10	21.86	0.52	2.07	39.25
NYSE Traded Companies(4)	15.65	11.08	1.35	11.16	2.71	1.60	12.72	0.14	334.43	0.84	26.23	219.42	31.75	147.40	29.61	0.54	1.89	66.67
AMEX Traded Companies(4)	8.71	8.21	0.81	9.00	5.91	0.65	7.08	0.28	292.18	1.11	18.66	157.33	13.99	167.05	22.57	0.42	1.56	27.55
NASDAQ Listed OTC Companies(21)	11.76	11.31	0.99	10.19	5.19	0.90	9.12	0.19	346.30	1.11	19.60	186.46	20.61	196.50	20.73	0.53	2.15	38.98
Mid-Atlantic Companies(10)	12.31	10.17	1.19	11.81	4.65	1.21	11.58	0.28	358.58	0.98	21.00	211.39	24.39	217.32	23.77	0.55	2.01	44.33
New England Companies(15)	11.92	11.63	0.86	8.80	4.98	0.76	7.57	0.16	365.72	1.14	20.02	175.12	19.98	182.45	21.26	0.54	1.94	37.27
North-West Companies(3)	10.63	10.60	1.17	12.20	6.05	1.01	10.51	0.07	0.00	1.36	16.95	189.16	18.99	189.52	19.60	0.42	2.02	35.02
South-East Companies(1)	11.50	11.50	0.71	6.30	4.99	0.71	6.30	0.36	67.67	0.37	20.06	124.91	14.37	124.91	20.06	0.40	3.91	0.00
Thrift Strategy(28)	11.84	10.99	1.01	10.17	5.03	0.94	9.27	0.20	335.38	1.08	19.85	186.83	21.04	191.10	21.86	0.52	2.07	39.25
Companies Issuing Dividends(29)	11.84	10.99	1.01	10.17	5.03	0.94	9.27	0.20	335.38	1.08	19.85	186.83	21.04	191.10	21.86	0.52	2.07	39.25
Equity/Assets <6%(1)	5.91	5.91	1.04	17.68	6.98	0.91	15.39	0.06	0.00	1.16	14.33	237.21	14.01	237.21	16.45	0.31	1.22	17.42
Equity/Assets 6-12%(22)	8.95	8.56	0.92	10.42	5.50	0.83	9.20	0.23	350.76	1.03	19.33	187.33	16.54	198.93	20.73	0.57	2.11	36.74
Equity/Assets >12%(6)	19.59	17.51	1.21	8.34	3.60	1.22	8.41	0.15	266.14	1.20	23.03	177.25	32.72	159.95	25.85	0.44	2.12	52.86
Actively Traded Companies(5)	10.68	10.55	1.04	9.70	5.65	1.00	9.30	0.04	675.65	1.19	18.09	167.91	17.84	169.99	18.78	0.64	2.20	40.14
Holding Company Structure(26)	12.48	11.50	1.01	9.88	4.84	0.98	9.30	0.18	357.18	1.07	20.42	185.48	21.92	190.09	21.53	0.50	2.07	40.15
Assets Over $1 Billion(13)	16.24	14.31	1.15	9.96	3.87	1.18	10.13	0.12	489.83	0.90	22.75	201.88	29.53	206.54	24.54	0.54	1.97	46.62
Assets $500 Million-$1 Billion(6)	9.81	9.48	1.09	11.85	5.80	0.97	10.59	0.17	297.15	1.35	17.97	198.80	18.69	209.07	20.14	0.51	2.05	36.74
Assets $250-$500 Million(7)	8.35	8.21	0.82	9.62	5.97	0.71	7.97	0.37	192.68	1.20	18.34	161.46	13.28	164.00	17.70	0.54	1.90	33.18
Assets less than $250 Million(3)	9.85	9.82	0.79	8.47	4.91	0.62	6.36	0.20	67.67	0.79	20.39	172.75	16.22	173.40	27.17	0.40	3.02	43.96
Goodwill Companies(20)	10.88	9.60	1.07	10.90	5.17	1.00	9.97	0.21	384.98	1.04	19.63	194.43	20.57	201.59	23.10	0.55	2.00	40.13
Non-Goodwill Companies(9)	13.76	13.76	0.88	8.70	4.73	0.82	7.87	0.18	112.18	1.17	20.31	171.62	21.98	171.62	18.38	0.45	2.20	36.94

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 5, 2004

Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Dividend Yield (%)	Payout Ratio(7) (%)
	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(14)	15.16	14.51	0.64	4.86	1.95	0.58	4.29	0.71	198.07	0.91	28.45	234.75	36.29	256.43	29.73	0.54	2.10	39.43
BIF-Insured Thrifts(5)	10.61	10.08	0.66	6.92	2.01	0.66	6.58	0.45	166.86	0.95	NM	233.16	33.72	266.63	NM	0.62	1.76	67.62
AMEX Traded Companies(2)	17.01	17.01	0.57	3.13	1.71	0.57	3.20	0.56	170.15	1.14	NM	184.57	31.22	184.57	NM	0.23	1.36	71.43
NASDAQ Listed OTC Companies(17)	13.39	12.70	0.66	5.77	2.00	0.60	5.20	0.63	190.36	0.89	28.45	242.71	36.11	270.96	29.73	0.61	2.08	46.00
Mid-Atlantic Companies(12)	12.05	11.30	0.70	6.63	2.22	0.66	6.16	0.64	224.74	0.80	28.45	227.11	32.81	264.09	29.73	0.40	1.62	49.71
Mid-West Companies(4)	16.61	16.29	0.66	3.88	1.77	0.61	3.35	0.66	63.15	0.69	NM	226.57	36.80	235.71	NM	0.75	2.86	34.88
New England Companies(2)	11.90	11.42	0.44	4.41	1.72	0.43	4.13	0.29	267.81	1.35	NM	237.05	26.80	254.92	NM	0.88	2.14	71.43
South-East Companies(1)	24.13	23.54	0.54	2.29	0.71	0.27	1.14	0.97	67.29	2.20	NM	311.57	75.19	319.35	NM	0.80	2.02	0.00
Thrift Strategy(18)	14.15	13.56	0.66	5.39	1.95	0.61	4.92	0.64	181.57	0.89	28.45	230.91	36.26	254.23	29.73	0.50	1.91	48.83
Diversified Strategy(1)	8.58	7.61	0.54	6.59	2.28	0.46	5.63	0.35	273.06	1.37	NM	279.89	24.03	315.63	NM	1.56	3.45	0.00
Companies Issuing Dividends(16)	12.24	11.55	0.65	5.85	2.05	0.59	5.29	0.62	187.67	0.99	28.45	241.11	33.64	269.35	29.73	0.64	2.26	62.78
Companies Without Dividends(3)	25.66	25.66	0.67	2.58	1.36	0.65	2.52	0.00	0.00	0.39	NM	194.21	49.78	194.21	NM	0.00	0.00	0.00
Equity/Assets 6-12%(10)	9.02	8.05	0.63	6.95	2.33	0.55	6.05	0.62	219.99	0.90	28.45	245.32	25.92	286.56	29.73	0.73	2.38	61.34
Equity/Assets >12%(9)	20.68	20.58	0.68	3.34	1.44	0.67	3.41	0.62	123.02	0.95	NM	219.85	49.28	221.36	NM	0.32	1.45	23.81
Holding Company Structure(17)	13.41	12.78	0.67	5.62	2.01	0.62	5.12	0.64	181.57	0.93	28.45	232.73	35.15	258.00	29.73	0.53	2.03	54.93
Assets Over $1 Billion(6)	12.08	11.27	0.71	7.64	2.08	0.60	6.79	0.44	116.33	0.95	27.32	280.64	39.27	317.41	29.89	1.08	2.82	50.86
Assets $500 Million-$1 Billion(3)	15.73	15.60	0.33	2.17	0.99	0.34	2.05	0.15	360.96	0.80	NM	223.30	33.41	228.98	NM	0.23	1.11	35.71
Assets $250-$500 Million(7)	12.46	11.63	0.65	5.54	2.23	0.61	5.02	0.92	223.11	1.00	29.58	212.86	31.62	247.57	29.58	0.36	1.44	53.26
Assets less than $250 Million(3)	20.05	20.00	0.97	4.71	2.20	0.95	4.58	0.64	86.39	0.75	NM	212.47	43.08	213.10	NM	0.47	3.22	0.00
Goodwill Companies(9)	12.02	10.72	0.60	5.53	2.18	0.48	4.41	0.61	237.51	1.15	27.32	249.33	31.13	291.70	29.89	0.63	2.52	61.84
Non-Goodwill Companies(8)	12.49	12.49	0.70	6.21	1.90	0.72	6.30	0.63	130.71	0.81	29.58	224.66	36.50	224.66	29.58	0.65	1.97	63.49
MHC Institutions(19)	13.82	13.21	0.65	5.46	1.97	0.60	4.96	0.62	187.67	0.92	28.45	234.41	35.54	258.62	29.73	0.56	2.00	48.83
MHC Converted Last 3 Months(2)	25.66	25.66	0.67	2.58	1.36	0.65	2.52	0.00	0.00	0.39	NM	194.21	49.78	194.21	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 5, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.22	5.39	0.86	13.15	6.20	0.81	12.29	0.14	265.47	0.66	16.14	221.80	13.79	255.65	17.27	1.00	2.54	40.98
BBX	BankAtlantic Bancorp of FL	8.56	6.72	1.25	14.25	6.33	1.22	13.88	0.30	317.67	1.23	15.80	258.02	22.10	328.65	16.23	0.13	0.72	11.40
CFB	Commercial Federal Corp. of NE	6.20	4.72	0.71	11.96	7.70	0.44	7.52	0.91	97.99	1.34	12.99	155.43	9.63	203.89	20.67	0.50	1.77	22.94
DSL	Downey Financial Corp. of CA	7.87	7.85	0.87	11.67	6.69	0.52	6.89	0.42	62.37	0.30	14.95	165.79	13.05	166.35	25.32	0.40	0.73	10.99
FED	FirstFed Financial Corp. of CA	9.05	8.90	1.43	15.96	8.55	1.40	15.58	0.10	NA	1.70	11.69	172.59	15.62	175.54	11.98	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc of MI	5.66	5.66	2.69	NM	15.46	-0.27	-5.14	NA	NA	0.53	6.47	261.27	14.78	261.27	NM	1.00	3.75	24.27
GDW	Golden West Fin. Corp. of CA	7.21	7.21	1.50	20.32	6.25	1.50	20.32	NA	NA	0.39	16.00	297.52	21.44	297.52	16.00	0.40	0.34	5.50
GPT	GreenPoint Fin. Corp. of NY(8)*	8.00	6.28	2.09	25.03	8.05	0.66	7.83	NA	NA	0.78	12.42	319.08	25.53	NM	NM	1.20	2.70	33.52
NDE	IndyMac Bancorp, Inc. of CA	7.69	7.43	1.56	18.54	8.41	-0.94	-11.17	0.76	52.58	0.71	11.89	200.33	15.40	207.27	NM	1.00	2.78	33.11
NYB	New York Community Bcrp of NY*	12.24	3.63	2.24	19.81	3.81	2.37	20.91	NA	NA	0.75	26.23	295.62	36.18	NM	24.85	0.84	2.54	66.67
PFB	PFF Bancorp, Inc. of Pomona CA	9.06	9.03	1.24	13.67	6.52	1.15	12.73	0.74	120.23	1.02	15.34	193.06	17.50	193.79	16.46	0.80	2.23	34.19
PFS	Provident Financal Serv of NJ*	19.07	18.53	0.46	2.51	1.61	0.82	4.53	0.14	334.43	0.92	NM	143.23	27.31	147.40	34.38	0.24	1.25	NM
SOV	Sovereign Bancorp, Inc. of PA	7.72	4.52	0.95	13.08	5.78	0.81	11.16	NA	NA	1.25	17.29	209.00	16.13	356.80	20.27	0.10	0.45	7.75
SIB	Staten Island Bancorp of NY(8)*	8.30	7.58	1.18	13.60	5.64	-2.36	-27.10	0.50	67.47	0.72	17.73	236.92	19.67	259.37	NM	0.56	2.27	40.29
WBS	Webster Financial Corp. of CT	7.91	5.64	1.14	14.96	6.89	0.97	12.75	0.30	278.99	1.32	14.51	205.58	16.27	288.34	17.01	0.84	1.64	23.80
WES	Westcorp of Irvine CA	7.68	7.68	0.91	15.91	5.63	0.91	15.91	NA	NA	2.71	17.77	195.58	15.02	195.58	17.77	0.56	1.32	23.43
AMEX Traded Companies																			
ANE	Alliance Bncp of New Eng of CT(8)*	7.49	7.48	0.34	5.00	1.23	0.67	9.79	NA	NA	1.51	NM	361.97	27.12	362.60	NM	0.30	0.72	58.82
BHL	Berkshire Hills Bancorp of MA*	10.11	9.27	0.80	7.47	4.11	0.74	6.93	0.26	280.37	1.13	24.34	177.29	17.92	193.41	26.24	0.48	1.30	31.58
BFD	BostonFed Bancorp, Inc. of MA	5.58	4.55	0.21	3.55	2.14	-0.24	-4.09	NA	NA	1.14	NM	161.89	9.04	198.66	NM	0.64	1.88	NM
CNY	Carver Bancorp, Inc. of NY	7.70	7.70	0.91	11.86	8.37	0.89	11.68	0.23	344.00	1.21	11.95	135.78	10.46	135.78	12.13	0.20	0.82	9.85
CFF	Centrue Financial Corp of IL	6.17	5.39	0.36	5.34	3.58	0.24	3.54	1.51	57.37	1.28	27.92	167.46	10.32	191.58	NM	0.30	1.06	29.70
EFC	EFC Bancorp, Inc of Elgin IL	8.74	8.74	0.85	9.39	5.86	0.77	8.55	0.31	135.71	0.52	17.05	155.83	13.62	155.83	18.73	0.59	2.22	37.82
FCB	Falmouth Bancorp, Inc. of MA(8)*	11.29	11.29	0.14	1.27	0.63	0.14	1.32	NA	NA	0.86	NM	197.23	22.27	197.23	NM	0.52	1.35	NM
FDT	Federal Trust Corp of FL	5.96	5.96	0.65	10.31	5.14	0.51	7.99	1.34	42.89	0.69	19.45	195.97	11.67	195.97	25.10	0.08	1.03	20.00
FAB	FirstFed America Bancorp of MA(8)	8.59	6.55	0.90	11.42	4.30	-0.07	-0.94	0.39	194.65	1.37	23.27	241.10	20.70	316.05	NM	0.52	1.85	42.98
GAF	GA Financial Corp., Inc. of PA(8)	10.75	10.75	0.75	6.79	3.79	0.64	5.81	0.14	384.53	0.89	26.37	181.02	19.47	181.02	30.81	0.80	2.30	60.61
GOV	Gouverneur Bcp MHC of NY(42.4)	18.79	18.79	0.79	4.03	2.27	0.74	3.77	0.90	77.73	0.94	NM	174.94	32.88	174.94	NM	0.26	1.90	NM
NBN	Northeast Bancorp of Auburn ME*	7.32	7.15	0.82	10.54	7.71	0.56	7.23	0.29	303.99	1.09	12.97	137.37	10.05	140.68	18.90	0.36	1.81	23.53
SZB	SouthFirst Bancshares of AL	8.76	8.35	0.09	1.04	1.03	-0.44	-4.87	NA	NA	1.34	NM	107.89	9.45	113.12	NM	0.60	3.43	NM
TSH	Teche Hlding Cp of Franklin LA	10.08	10.08	1.16	10.79	7.57	1.09	10.12	0.32	186.73	0.90	13.21	143.65	14.48	143.65	14.09	0.76	2.10	27.74
WSB	Washington SB, FSB of Bowie MD	10.21	10.21	1.94	18.99	12.09	1.63	15.97	NA	NA	0.67	8.27	157.14	16.04	157.14	9.84	0.24	2.57	21.24
WFD	Westfield Finl MHC of MA(47.0)*	15.22	15.22	0.35	2.24	1.16	0.41	2.64	0.22	262.56	1.33	NM	194.21	29.56	194.21	NM	0.20	0.83	71.43
WFI	Winton Financial Corp. of OH	7.87	7.86	0.91	11.11	7.64	0.71	8.72	0.76	55.02	0.48	13.08	143.30	11.28	143.59	16.67	0.45	3.21	42.06
WRO	Woronoco Bancorp, Inc of MA	9.89	9.66	0.82	8.18	4.81	0.64	6.34	0.05	786.57	0.65	20.80	166.01	16.42	169.92	26.86	0.76	2.11	43.93
NASDAQ Listed OTC Companies																			
AMFC	AMB Fin. Corp. of Munster IN	8.58	8.58	0.79	9.80	6.94	0.82	10.19	1.13	36.36	0.50	14.40	136.47	11.70	136.47	13.85	0.24	1.33	19.20
ASBP	ASB Financial Corp. of OH	10.62	10.62	1.34	12.59	5.15	1.31	12.28	1.00	68.75	0.87	19.40	235.42	25.00	235.42	19.88	0.56	2.33	45.16
ABBK	Abington Bancorp of MA(8)*	7.21	6.00	0.35	5.31	1.65	-0.11	-1.65	NA	NA	1.09	NM	319.99	23.06	NM	NM	0.44	0.94	57.14
AABC	Access Anytime Bancorp of NM	7.48	6.71	0.64	8.63	6.79	0.01	0.09	0.79	58.68	0.60	14.73	122.83	9.19	136.89	NM	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV	6.49	4.53	0.81	12.44	9.52	0.63	9.64	0.75	61.97	0.56	10.50	124.68	8.09	178.51	13.54	0.40	2.14	22.47
ALLB	Alliance Bank MHC of PA (20.0)	9.38	9.38	0.58	6.19	1.62	0.58	6.19	2.27	31.76	1.28	NM	NM	35.85	NM	NM	0.36	0.92	57.14
ASBI	Ameriana Bancorp of IN	9.66	9.48	0.55	6.20	4.67	1.08	12.24	2.37	39.19	1.80	21.40	133.44	12.89	135.97	10.84	0.64	3.88	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.27	7.67	1.56	18.81	9.36	0.82	9.86	0.47	167.26	0.95	10.68	200.84	16.61	216.57	20.36	0.44	1.67	17.89
ALFC	Atlantic Liberty Fincl of NY	16.32	16.32	0.89	5.45	4.21	0.89	5.45	0.12	292.46	0.53	23.76	128.55	20.98	128.55	23.76	0.20	1.01	24.10
BCSB	BCSB Bankcorp MHC of MD (36.0)	6.70	6.30	0.17	2.34	0.90	0.11	1.56	0.08	459.36	0.71	NM	266.67	17.87	283.69	NM	0.50	2.50	NM
BKMU	Bank Mutual Corp of WI	24.84	22.80	0.93	3.76	3.02	0.93	3.76	0.35	125.17	0.80	33.09	124.45	30.91	135.54	33.09	0.16	1.42	47.06
BKUNA	BankUnited Fin. Corp. of FL	6.19	5.79	0.60	10.17	4.89	0.50	8.34	0.41	74.19	0.52	20.46	189.60	11.73	202.42	24.95	0.00	0.00	0.00
BRBI	Blue River Bancshares of IN	10.85	10.85	-1.34	-12.13	-9.42	-1.41	-12.76	3.63	27.18	1.63	NM	123.69	13.42	123.69	NM	0.00	0.00	NM
BYFC	Broadway Financial Corp. of CA	7.24	7.24	0.67	9.12	5.93	0.67	9.12	0.03	NA	0.67	16.88	148.68	10.77	148.68	16.88	0.15	1.11	18.75
BRKL	Brookline Bancorp of MA*	39.79	39.79	1.02	2.39	1.58	0.89	2.11	0.01	NA	1.51	NM	153.35	61.02	153.35	NM	0.34	2.15	NM
CITZ	CFS Bancorp, Inc of Munster IN	9.93	9.93	0.23	2.27	1.93	0.16	1.56	NA	NA	1.06	NM	117.68	11.69	117.68	NM	0.44	2.93	NM
CKFB	CKF Bancorp of Danville KY	10.40	9.64	1.04	10.37	6.42	1.04	10.37	NA	NA	0.49	15.57	153.61	15.97	165.75	15.57	0.48	3.05	47.52
CAFI	Camco Fin Corp of Cambridge OH	8.98	8.69	0.83	9.22	7.12	0.45	4.95	1.28	39.78	0.67	14.05	133.75	12.01	138.10	26.15	0.58	3.41	47.93
CFFN	Capitol Fd Fn MHC of KS (30.0)	11.42	11.42	0.32	2.78	1.00	0.31	2.70	0.15	37.31	0.10	NM	283.21	32.33	283.21	NM	2.00	5.42	NM
CEBK	Central Bncrp of Somerville MA*	9.01	8.54	0.75	8.40	5.94	0.69	7.70	NA	NA	0.97	16.83	140.46	12.66	148.13	18.36	0.48	1.32	22.22
GCFC	Central Financial Corp of OH	19.60	19.60	-0.81	-4.74	-3.38	-0.26	-1.51	NA	NA	0.71	NM	125.24	24.55	125.24	NM	0.36	2.77	NM
CHFN	Charter Fincl MHC of GA (20.0)	24.13	23.54	0.54	2.29	0.71	0.27	1.14	0.97	67.29	2.20	NM	311.57	75.19	319.35	NM	0.80	2.02	NM
CFSL	Chesterfield Financial of IL	20.45	20.32	0.62	3.07	2.22	0.62	3.07	0.06	589.59	0.87	NM	136.72	27.96	137.58	NM	0.32	1.22	55.17
CHEV	Cheviot Financl Corp MHC of OH	26.06	26.06	0.84	3.23	1.80	0.81	3.10	NA	NA	0.41	NM	179.38	46.75	179.38	NM	0.00	0.00	0.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 5, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
CTZN	Citizens First Bancorp of MI	14.54	14.54	1.24	8.49	6.19	1.14	7.81	0.47	232.78	1.32	16.17	133.46	19.40	133.46	17.57	0.36	1.48	24.00
CFSB	Citizens First Fin Corp. of IL	9.44	9.44	0.47	5.03	4.45	0.22	2.40	NA	NA	1.09	22.48	111.41	10.51	111.41	NM	0.40	1.63	36.70
CSBC	Citizens South Banking of NC	17.69	16.12	0.42	2.33	1.76	0.14	0.78	0.14	440.50	1.00	NM	135.25	23.92	148.37	NM	0.24	1.76	NM
CSBK	Clifton Svgs Bcrp MHC of NJ	25.26	25.26	0.49	1.94	0.93	0.49	1.94	NA	NA	0.36	NM	209.03	52.81	209.03	NM	0.00	0.00	0.00
CBSA	Coastal Bancorp of Houston TX(8)	4.98	4.18	0.46	9.24	5.54	0.43	8.51	0.85	85.07	0.97	18.06	161.94	8.07	192.91	19.60	0.60	1.45	26.20
CFCP	Coastal Fin. Corp. of SC	6.22	6.22	1.05	16.28	5.02	0.89	13.77	NA	NA	1.44	19.93	308.50	19.19	308.50	23.56	0.22	1.21	24.18
CCBI	Commercial Capital Bcrp of CA	5.93	5.16	1.54	22.52	3.00	1.27	18.54	0.01	NA	0.37	33.28	NM	39.34	NM	NM	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA	8.75	8.73	1.06	11.97	7.36	1.08	12.13	0.58	118.55	0.83	13.59	156.46	13.69	156.69	13.42	0.40	1.89	25.64
CIBI	Community Inv. Bncp, Inc of OH	10.94	10.94	0.78	7.34	5.61	0.72	6.75	0.85	57.28	0.61	17.82	127.68	13.96	127.68	19.38	0.34	2.19	39.08
SBMC	Connecticut Bancshares of CT(8)*	10.19	9.14	1.06	10.73	4.74	1.02	10.25	0.25	252.76	0.98	21.11	219.16	22.34	244.33	22.09	0.80	1.54	32.52
DCOM	Dime Community Bancshars of NY*	9.55	7.65	1.68	18.63	6.32	1.60	17.71	0.02	NA	0.69	15.82	286.12	27.33	357.09	16.65	0.80	2.50	39.60
DFBS	Dutchfork Bancshares Inc of SC	14.36	14.36	1.57	10.94	8.17	1.25	8.67	0.47	35.37	0.65	12.24	133.40	19.15	133.40	15.44	0.00	0.00	0.00
ESBF	ESB Financial Corp. of PA	7.16	6.60	0.63	8.55	5.38	0.56	7.57	0.22	137.93	1.24	18.59	160.75	11.52	174.49	21.01	0.40	2.76	51.28
ESBK	Elmira Svgs Bank, FSB of NY*	7.45	7.24	0.86	11.40	7.40	0.60	7.96	0.74	117.37	1.35	13.51	152.06	11.32	156.33	19.36	0.76	2.39	32.34
EVRT	Evertrust Fin. Grp, Inc. of WA*	12.81	12.81	0.94	7.18	4.81	0.83	6.34	NA	NA	1.40	20.79	146.95	18.82	146.95	23.51	0.44	2.23	46.32
FFDF	FFD Financial Corp of Dover OH	12.34	12.34	0.70	5.63	5.44	0.32	2.56	0.72	79.00	0.70	18.38	102.47	12.64	102.47	NM	0.42	2.89	53.16
FFLC	FFLC Bancorp of Leesburg FL	8.16	8.16	0.98	12.35	5.76	0.90	11.26	0.65	89.01	0.71	17.35	205.79	16.79	205.79	19.03	0.52	1.76	30.59
FFWC	FFW Corporation of Wabash IN	9.57	9.17	1.01	10.33	7.66	0.78	7.98	1.33	81.82	1.96	13.06	135.12	12.93	141.04	16.90	0.64	2.65	34.59
FMCO	FMS Fin Corp. of Burlington NJ	5.13	4.86	0.53	10.37	5.43	0.51	10.04	NA	NA	1.08	18.42	182.46	9.36	192.59	19.01	0.12	0.68	12.50
FFHH	FSF Financial Corp. of MN	10.07	9.13	1.03	11.10	7.63	0.46	4.98	1.58	20.56	0.47	13.10	139.38	14.03	153.63	29.19	1.40	4.57	59.83
FSBI	Fidelity Bancorp, Inc. of PA	6.49	6.03	0.66	9.74	6.80	0.56	8.31	0.84	59.20	1.14	14.71	149.52	9.70	160.98	17.24	0.48	1.92	28.24
FFFL	Fidelity Bankshares, Inc of FL	6.06	5.99	0.64	10.12	3.18	0.60	9.44	NA	NA	0.50	31.50	304.96	18.48	308.48	33.77	0.40	1.07	33.61
FFED	Fidelity Fed. Bancorp of IN(8)	7.62	7.62	0.12	1.54	1.00	-0.31	-3.85	0.87	48.36	0.73	NM	144.60	11.03	144.60	NM	0.00	0.00	0.00
FBTC	First BancTrust Corp of IL	11.67	11.67	0.90	7.38	6.57	0.63	5.21	NA	NA	1.96	15.22	112.46	13.12	112.46	21.58	0.40	1.68	25.64
FBEI	First Bancorp of Indiana of IN	14.22	13.25	0.75	4.82	4.25	0.37	2.35	0.22	216.81	0.74	23.51	113.03	16.08	121.33	NM	0.57	2.69	63.33
FBSI	First Bancshares, Inc. of MO	10.01	9.82	0.87	8.87	6.99	0.84	8.49	NA	NA	0.68	14.30	122.47	12.26	124.81	14.94	0.16	0.79	11.35
FCAP	First Capital, Inc. of IN	10.88	9.37	0.95	8.55	5.54	0.94	8.41	1.31	48.72	0.86	18.07	143.49	15.62	166.59	18.37	0.60	2.72	49.18
FCFL	First Community Bk Corp of FL	11.41	11.15	0.89	7.63	4.07	0.84	7.22	0.39	279.26	1.25	24.60	185.80	21.19	190.01	25.99	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	11.94	9.97	1.23	9.92	6.96	0.65	5.19	0.28	299.90	1.19	14.36	139.66	16.68	167.36	27.43	0.80	2.92	41.88
FFBH	First Fed. Bancshares of AR	10.87	10.87	1.08	10.37	6.67	0.92	8.81	0.73	31.75	0.31	14.99	149.29	16.23	149.29	17.64	0.40	1.91	28.57
FTFC	First Fed. Capital Corp. of WI	8.36	5.59	1.11	15.24	7.16	-0.09	-1.28	0.41	101.84	0.55	13.96	175.22	14.65	261.99	NM	0.56	2.59	36.13
FFBI	First Federal Bancshares of IL	12.99	12.41	0.91	6.17	4.34	0.96	6.50	0.58	54.44	0.73	23.03	157.33	20.44	164.68	21.87	0.44	1.27	29.33
FFSX	First Federal Bankshares of IA	11.14	8.19	0.92	8.29	7.19	0.82	7.38	1.76	43.47	1.05	13.90	114.87	12.80	156.27	15.62	0.36	1.67	23.23
FFBZ	First Federal Bncrp, Inc of OH	9.17	9.17	0.76	8.08	5.93	0.71	7.63	0.37	180.00	0.75	16.87	133.38	12.23	133.38	17.86	0.24	2.63	44.44
FFCH	First Fin. Holdings Inc. of SC	6.77	6.10	1.12	15.79	6.81	0.89	12.48	0.63	95.87	0.82	14.68	229.60	15.55	254.87	18.58	0.88	2.92	42.93
FFHS	First Franklin Corp. of OH	8.71	8.71	0.52	6.09	4.63	0.23	2.70	1.30	38.46	0.68	21.59	131.12	11.42	131.12	NM	0.32	1.68	36.36
FKAN	*First Kansas Fin. Corp. of KS(8)*	10.63	10.63	-0.05	-0.49	-0.48	-0.08	-0.76	0.47	36.73	0.38	NM	105.66	11.24	105.66	NM	0.20	1.06	NM
FKFS	First Keystone Fin., Inc of PA	5.65	5.65	0.49	8.31	5.28	0.34	5.70	0.56	64.34	0.69	18.95	163.06	9.22	163.06	27.65	0.44	1.62	30.77
CASH	First Midwest Fin., Inc. of IA	5.79	5.35	0.47	7.94	6.56	0.47	7.83	0.90	71.65	1.36	15.25	119.11	6.89	128.82	15.47	0.52	2.42	36.88
FMSB	First Mutual Bncshrs Inc of WA*	5.91	5.91	1.04	17.68	6.98	0.91	15.39	0.06	NA	1.16	14.33	237.21	14.01	237.21	16.45	0.31	1.22	17.42
FNFG	First Niagara Financial of NY*	20.46	17.21	1.05	6.39	3.40	1.11	6.78	0.36	197.85	1.11	29.39	141.04	28.86	167.64	27.69	0.28	1.94	57.14
FNFI	First Niles Fin., Inc. of OH	16.63	16.63	1.06	6.19	4.35	0.94	5.46	1.00	75.82	1.92	23.01	147.10	24.46	147.10	26.10	0.60	3.43	NM
FPTB	First PacTrust Bancorp of CA	14.27	14.27	0.74	4.25	3.28	0.76	4.36	NA	NA	0.71	30.49	130.25	18.59	130.25	29.68	0.36	1.60	48.65
FPFC	First Place Fin. Corp. of OH	11.22	9.85	1.15	9.96	7.21	0.55	4.80	0.93	69.52	1.05	13.86	134.68	15.10	153.39	28.77	0.56	2.95	40.88
FSFF	First SecurityFed Fin of IL(8)	16.55	16.53	1.75	10.61	6.00	1.75	10.61	0.55	111.11	0.99	16.67	169.59	28.07	169.75	16.67	0.68	1.95	32.54
FSLA	First Sentinel Bancorp of NJ(8)	10.32	10.15	0.91	9.32	3.49	0.65	6.71	0.08	698.85	1.04	28.65	257.37	26.56	261.75	NM	0.42	1.95	56.00
FBNW	FirstBank NW Corp. of WA	10.06	6.73	0.87	9.23	4.09	0.45	4.80	0.38	254.02	1.44	24.46	124.96	12.57	186.66	NM	0.68	2.26	55.28
FFBK	FloridaFirst Bancorp of FL(8)	12.61	11.44	0.70	5.70	3.98	0.54	4.38	NA	NA	0.88	25.10	140.90	17.77	155.36	32.66	0.28	1.03	25.93
FFIC	Flushing Fin. Corp. of NY*	7.68	7.48	1.20	15.49	5.85	1.20	15.49	0.04	960.85	0.51	17.09	251.51	19.32	258.30	17.09	0.32	1.67	28.57
FKKY	Frankfort First Bancorp of KY	12.77	12.77	0.76	5.91	3.54	0.76	5.91	0.79	7.45	0.06	28.24	168.83	21.56	168.83	28.24	1.12	4.72	NM
FBTX	Franklin Bank Corp of TX	10.90	8.32	-0.05	-0.43	-0.26	0.18	1.64	0.29	75.36	0.28	NM	164.36	17.91	215.18	NM	0.00	0.00	NM
GUPB	GFSB Bancorp, Inc of Gallup NM	7.59	7.59	0.69	8.96	5.34	0.66	8.57	NA	NA	NA	18.72	162.86	12.36	162.86	19.57	0.50	1.94	36.23
GSLA	GS Financial Corp. of LA	14.02	14.02	0.30	1.93	2.47	-0.14	-0.90	0.58	46.81	0.76	NM	84.56	11.85	84.56	NM	0.40	2.11	NM
GTPS	Great American Bancorp of IL	11.06	10.76	0.91	8.43	5.97	0.66	6.07	0.01	NA	1.17	16.75	143.59	15.88	147.64	23.26	0.44	1.31	22.00
PEDE	Great Pee Dee Bancorp of SC	16.79	16.07	0.79	4.48	4.08	0.84	4.75	1.70	56.66	1.31	24.52	108.45	18.21	113.31	23.11	0.62	3.83	NM
GAFC	Greater Atlant. Fin Corp of VA	4.05	3.80	0.17	4.06	3.81	-1.84	-43.64	0.21	136.49	0.59	26.28	107.17	4.34	114.07	NM	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (43.0)	10.83	10.83	0.97	8.53	3.38	0.97	8.53	0.16	268.46	0.85	29.58	246.29	26.67	246.29	29.58	0.80	2.25	66.67
HCBB	HCB Bancshares, Inc. of AR(8)	11.91	11.91	0.20	1.76	1.90	0.15	1.30	4.52	15.24	1.70	NM	93.47	11.14	93.47	NM	0.36	2.01	NM
HFFC	HF Financial Corp. of SD	6.48	5.85	0.58	9.19	7.13	0.42	6.56	0.63	81.19	0.67	14.03	126.66	8.20	140.20	19.67	0.43	2.38	33.33
HMNF	HMN Financial, Inc. of MN	9.34	8.85	1.09	11.09	6.89	0.54	5.51	0.58	137.75	1.00	14.52	154.71	14.45	163.27	29.20	0.80	2.88	41.88
HARB	Harbor Florida Bancshrs of FL	11.13	10.97	1.68	14.86	5.54	1.53	13.56	0.12	553.43	1.00	18.04	255.85	28.49	259.77	19.77	0.64	2.22	40.00
HARL	Harleysville Svgs Fin Cp of PA	5.99	5.99	0.70	11.49	6.64	0.67	10.93	0.04	722.91	0.63	15.05	166.67	9.99	166.67	15.83	0.80	2.62	39.41
HWFG	Harrington West Fncl of CA	5.15	4.57	0.81	16.31	7.91	0.83	16.69	NA	NA	0.88	12.65	186.18	9.58	209.48	12.37	0.33	1.99	25.19
HFFB	Harrodsburg 1st Fin Bcrp of KY	12.25	11.90	0.70	5.47	4.00	0.69	5.41	0.65	89.73	0.85	25.01	137.91	16.89	141.90	25.27	0.60	2.50	62.50
HTHR	Hawthorne Fin. Corp. of CA(8)	6.93	6.03	1.10	16.46	5.66	1.08	16.06	0.42	299.58	1.53	17.67	271.84	18.84	312.36	18.12	0.00	0.00	0.00
HMLK	Hemlock Fed. Fin. Corp. of IL	6.89	6.47	0.55	8.08	6.61	0.40	5.82	NA	NA	0.71	15.14	119.49	8.23	127.17	21.01	0.68	2.51	37.99

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 5, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
HFWA	Heritage Financial Corp of WA	10.38	9.31	1.53	13.22	6.74	1.28	11.06	NA	NA	1.49	14.83	210.22	21.82	234.41	17.72	0.60	2.75	40.82
HIFS	Hingham Inst. for Sav. of MA*	8.45	8.45	1.18	13.64	6.18	1.11	12.85	0.04	NA	0.83	16.18	212.14	17.94	212.14	17.18	0.72	1.72	27.91
HCFC	Home City Fin. Corp. of OH	7.79	7.58	0.42	5.39	4.86	0.41	5.25	NA	NA	0.78	20.57	110.39	8.60	113.48	21.10	0.44	2.71	55.70
HWEN	Home Financial Bancorp of IN	11.40	11.40	0.58	5.43	4.33	0.58	5.43	2.44	25.61	0.79	23.11	122.35	13.95	122.35	23.11	0.12	1.92	44.44
HLFC	Home Loan Financial Corp of OH	14.83	14.83	1.29	8.80	5.59	1.25	8.57	1.98	19.28	0.44	17.88	152.34	22.60	152.34	18.36	0.74	3.66	65.49
HFBC	HopFed Bancorp of KY	9.03	7.92	0.76	7.50	5.31	0.62	6.11	0.18	247.37	0.70	18.82	140.68	12.71	160.46	23.11	0.48	2.63	49.48
HRZB	Horizon Financial Corp. of WA*	13.17	13.09	1.54	11.75	6.36	1.28	9.81	0.07	NA	1.52	15.73	183.33	24.15	184.40	18.84	0.50	2.63	41.32
HCBK	Hudson Cty Bcp MHC of NJ(38.8)*	7.80	7.80	1.34	15.48	2.77	1.24	14.35	0.13	124.63	0.30	NM	NM	43.78	NM	NM	0.64	1.63	58.72
HRBT	Hudson River Bancorp Inc of NY	10.60	7.86	1.22	11.65	5.06	1.22	11.65	0.79	193.24	2.42	19.78	221.51	23.48	298.65	19.78	0.32	1.60	31.68
ICBC	Independence Comm Bnk Cp of NY	10.63	8.55	1.55	14.07	5.91	1.55	14.07	0.38	217.23	1.29	16.93	232.97	24.77	289.59	16.93	0.88	2.17	36.67
IFSB	Independence FSB of DC	10.03	10.03	-0.36	-3.86	-2.43	-0.38	-4.06	0.66	40.03	0.78	NM	163.70	16.42	163.70	NM	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(45.6)	7.65	6.48	0.32	4.11	2.15	0.17	2.20	1.46	57.11	1.69	NM	193.70	14.83	228.98	NM	0.30	1.50	69.77
JFBI	Jefferson Bancshares of TN	28.61	28.61	1.46	5.09	4.00	1.43	5.00	0.65	126.82	1.40	24.98	127.18	36.38	127.18	25.44	0.16	1.14	28.57
KNBT	KNBT Bancorp of PA	19.82	17.30	0.70	3.55	2.60	0.55	2.76	NA	NA	0.89	NM	136.64	27.08	156.50	NM	0.00	0.00	0.00
LSBX	LSB Corp of No. Andover MA*	11.80	11.80	0.94	7.72	5.52	1.17	9.54	NA	NA	2.00	18.12	136.72	16.14	136.72	14.68	0.52	2.93	53.06
LSBI	LSB Fin. Corp. of Lafayette IN	8.69	8.69	0.93	11.08	8.04	0.55	6.58	1.27	76.16	1.11	12.44	132.03	11.47	132.03	20.93	0.58	2.15	26.73
LARL	Laurel Capital Group Inc of PA	8.97	7.69	0.64	7.14	4.46	0.64	7.07	0.53	123.38	1.22	22.44	161.52	14.49	188.38	22.66	0.80	3.43	NM
LNCB	Lincoln Bancorp of IN	13.39	13.02	0.64	4.50	3.86	0.57	4.00	0.46	129.38	0.80	25.93	116.93	15.66	120.27	29.17	0.52	2.48	64.20
LOGN	Logansport Fin. Corp. of IN	10.43	10.43	0.97	9.33	7.86	0.80	7.68	0.97	115.58	1.68	12.72	115.28	12.02	115.28	15.47	0.56	2.60	33.14
MAFB	MAF Bancorp, Inc. of IL	10.09	7.00	1.24	13.61	5.72	1.03	11.23	0.49	78.56	0.54	17.48	161.50	16.30	233.02	21.17	0.84	1.91	33.33
MFBC	MFB Corp. of Mishawaka IN	8.09	8.09	0.53	6.70	5.40	0.11	1.36	0.84	148.30	1.64	18.53	120.22	9.73	120.22	NM	0.48	1.50	27.75
MSBF	MSB Financial, Inc of MI(8)	16.31	14.46	1.37	9.08	5.71	0.59	3.89	2.87	17.51	0.66	17.52	155.41	25.34	175.24	NM	0.46	2.50	43.81
MASB	MassBank Corp. of Reading MA*	10.98	10.87	0.78	6.97	4.24	0.74	6.61	0.02	675.65	0.61	23.60	166.91	18.33	168.58	24.86	1.00	2.38	56.18
MTXC	Matrix Bancorp, Inc. of CO	4.03	4.03	0.14	3.41	3.35	0.19	4.74	NA	NA	2.74	29.89	100.75	4.06	100.75	21.52	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	8.19	8.14	0.87	10.64	4.83	0.53	6.43	0.04	NA	1.21	20.73	220.58	18.07	221.88	34.29	0.40	2.12	43.96
MCBF	Monarch Community Bncrp of MI	17.85	17.85	0.49	2.73	2.63	-0.14	-0.78	2.57	46.19	1.67	NM	103.29	18.44	103.29	NM	0.20	1.25	47.62
MFSF	MutualFirst Fin. Inc. of IN	11.84	11.73	1.10	9.11	6.69	0.93	7.68	0.57	144.97	0.95	14.94	134.77	15.96	136.04	17.73	0.44	1.78	26.67
MYST	Mystic Financial of MA*	6.09	6.09	0.37	5.98	3.09	0.16	2.57	0.41	156.68	0.94	32.40	190.03	11.57	190.03	NM	0.40	1.23	40.00
NASB	NASB Fin, Inc. of Grandview MO	10.36	10.09	2.18	20.33	7.01	1.49	13.93	1.17	55.87	0.92	14.26	279.16	28.93	286.65	20.83	0.80	1.92	27.40
NHTB	NH Thrift Bancshares of NH	7.32	4.97	1.14	16.11	9.40	0.56	7.91	0.27	276.78	1.13	10.64	159.19	11.65	234.60	21.65	0.90	2.97	31.58
NMIL	Newmil Bancorp, Inc. of CT*	7.43	6.19	1.10	14.22	6.65	1.07	13.76	0.18	411.89	1.14	15.03	216.35	16.07	259.62	15.53	0.68	2.46	36.96
NBSI	North Bancshares of Chicago IL	10.08	10.08	0.27	2.68	2.29	0.25	2.43	NA	NA	0.36	NM	118.95	11.99	118.95	NM	0.32	2.29	NM
FFFD	North Central Bancshares of IA	9.81	8.64	1.38	14.71	9.45	1.38	14.71	NA	NA	0.86	10.58	148.59	14.57	168.71	10.58	1.00	2.60	27.47
NEIB	Northeast Indiana Bncrp of IN	11.96	11.96	0.86	7.20	6.33	0.71	5.87	1.13	68.74	1.07	15.81	112.42	13.45	112.42	19.39	0.56	2.73	43.08
NEPF	Northeast PA Fin. Corp of PA	6.70	5.38	-0.36	-5.08	-4.21	-0.61	-8.70	1.33	87.64	2.17	NM	130.09	8.71	162.00	NM	0.24	1.31	NM
NWSB	Northwest Bcrp MHC of PA(25.4)	8.48	5.98	0.82	11.07	3.66	0.75	10.12	0.62	79.38	0.77	27.32	247.90	21.02	351.45	29.89	0.40	1.57	43.01
OCFC	OceanFirst Fin. Corp of NJ	7.84	7.76	1.14	14.78	5.91	0.69	8.93	0.14	447.47	0.77	16.91	249.75	19.59	252.51	28.00	0.80	3.17	53.69
ONFC	Oneida Fincl MHC of NY (45.7)	11.86	8.88	0.74	6.36	2.81	0.56	4.81	0.06	807.25	1.05	NM	219.55	26.05	293.17	NM	0.37	2.53	NM
PBNC	PFS Bancorp Inc of IN	22.61	22.61	0.69	3.08	2.85	0.70	3.13	NA	NA	NA	NM	109.04	24.65	109.04	34.51	0.30	1.53	53.57
PHSB	PHSB Financial Corp of PA	13.72	13.72	0.81	5.75	4.14	0.49	3.48	0.12	402.93	1.06	24.16	141.32	19.39	141.32	NM	0.80	3.52	NM
PVFC	PVF Capital Corp. of OH	8.95	8.95	1.20	14.35	8.71	0.45	5.43	1.32	46.22	0.70	11.48	157.26	14.08	157.26	30.32	0.30	1.98	22.73
PPBI	Pacific Premier Bncrp of CA(8)	12.06	12.06	0.80	12.19	2.73	0.69	10.63	1.20	53.49	0.80	NM	201.55	24.31	201.55	NM	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.06	8.06	1.25	15.32	5.66	1.25	15.32	0.24	161.53	0.66	17.67	267.15	21.53	267.15	17.67	0.84	3.05	53.85
PFED	Park Bancorp of Chicago IL	11.17	11.17	0.83	7.22	6.16	0.77	6.75	0.18	126.25	0.37	16.24	119.02	13.30	119.02	17.36	0.60	2.00	32.43
PVSA	Parkvale Financial Corp of PA	6.39	5.68	0.64	10.36	6.40	0.58	9.35	0.48	190.78	1.28	15.62	157.75	10.09	177.52	17.31	0.72	2.49	38.92
PRTR	Partners Trust MHC of NY(46.4)(8)	13.64	10.72	1.08	8.24	2.83	1.04	7.99	0.34	197.30	1.07	NM	283.40	38.66	360.45	NM	0.48	1.37	48.48
PBHC	Pathfinder BC MHC of NY (39.1)*	7.44	5.78	0.48	6.07	2.78	0.35	4.42	0.96	61.55	0.88	NM	225.37	16.77	290.04	NM	0.40	2.02	72.73
PFSB	PennFed Fin. Services of NJ	6.74	6.61	0.68	10.39	5.14	0.67	10.21	0.18	199.46	0.54	19.44	199.20	13.42	203.02	19.77	0.40	1.14	22.22
PFDC	Peoples Bancorp of Auburn IN	12.75	12.17	1.10	8.76	6.31	1.00	8.01	0.77	51.36	0.55	15.86	137.28	17.51	143.85	17.35	0.68	2.63	41.72
PBCT	Peoples Bank, MHC of CT (40.8)*	8.58	7.61	0.54	6.59	2.28	0.46	5.63	0.35	273.06	1.37	NM	279.89	24.03	315.63	NM	1.56	3.45	NM
PCBI	Peoples Community Bcrp. of OH	6.32	5.57	0.58	8.31	6.97	0.55	7.80	NA	NA	1.82	14.34	114.58	7.24	130.02	15.27	0.00	0.00	0.00
PSFC	Peoples Sidney Fin. Corp of OH	12.64	12.64	0.64	5.21	3.63	0.64	5.21	1.62	34.28	0.64	27.54	144.10	18.22	144.10	27.54	0.56	3.23	NM
PFSL	Pocahontas Bancorp, Inc. of AR	7.11	4.90	0.76	10.71	7.23	0.69	9.73	0.96	53.86	0.97	13.83	142.37	10.13	206.47	15.23	0.32	1.93	26.67
PBCP	Provident Bancorp of NY	19.39	15.36	0.76	3.92	2.75	0.67	3.44	0.38	225.52	1.57	NM	142.64	27.66	180.06	NM	0.14	1.17	42.42
PROV	Provident Fin. Holdings of CA	8.81	8.80	1.43	16.37	9.43	0.38	4.38	0.19	299.56	0.85	10.60	173.54	15.29	173.78	NM	0.40	1.63	17.24
PULB	Pulaski Fin Cp of St. Louis MO	8.42	8.42	1.32	16.14	5.53	0.10	1.21	0.94	98.30	1.28	18.08	280.03	23.58	280.03	NM	0.24	1.24	22.43
QCBC	Quaker City Bancorp, Inc of CA	8.15	8.13	1.36	16.14	7.93	1.26	14.92	0.22	298.06	0.85	12.60	195.71	15.96	196.14	13.64	0.80	1.79	22.54
RPFG	Ranier Pacific Fin Group of WA	14.30	14.27	0.40	2.79	2.24	0.15	1.06	0.13	910.17	1.84	NM	124.55	17.81	124.83	NM	0.20	1.21	54.05
RIVR	River Valley Bancorp of IN	9.06	9.04	1.13	12.49	5.90	0.51	5.66	0.74	114.57	1.10	16.96	201.77	18.27	202.07	NM	0.68	2.49	42.24
RVSB	Riverview Bancorp, Inc. of WA	12.41	10.45	1.06	8.53	5.13	1.22	9.80	0.61	154.54	1.30	19.51	151.48	18.80	179.98	16.97	0.56	2.87	56.00
ROME	Rome Bncp Inc MHC of NY (41.6)*	13.99	13.99	0.60	4.24	1.08	0.83	5.89	0.61	112.50	0.86	NM	NM	54.46	NM	NM	0.29	0.87	NM
SCFS	Seacoast Fin Serv Corp of MA(8)*	8.55	5.84	0.72	8.46	3.26	0.75	8.76	0.34	289.85	1.21	30.67	233.72	19.99	342.49	29.62	0.56	1.62	49.56
SVBI	Severn Bancorp Inc of MD	8.79	8.73	2.32	26.08	8.60	2.04	22.91	0.48	177.95	0.94	11.62	280.25	24.64	282.26	13.24	0.36	1.14	13.28
SKBO	Skibo Fin Corp MHC of PA(39.8)(8)	14.93	14.93	0.08	0.54	0.24	0.08	0.54	0.31	83.85	1.17	NM	229.05	34.21	229.05	NM	0.00	0.00	0.00
SOBI	Sobieski Bancorp of S. Bend IN	4.81	4.81	-4.06	NM	NM	-4.28	NM	7.21	27.11	3.28	NM	87.67	4.22	87.67	NM	0.00	0.00	NM
SFFS	Sound Fed Bancorp Inc of NY	14.97	13.38	0.90	6.02	3.78	0.90	6.02	0.15	204.42	0.57	26.47	148.74	22.26	166.31	26.47	0.24	1.56	41.38

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 5, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings			Core Earnings		NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
Financial Institution		(%)	(%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NASDAQ Listed OTC Companies (continued)																			
SSFC	South Street Fin. Corp. of NC*	11.50	11.50	0.71	6.30	4.99	0.71	6.30	0.36	67.67	0.37	20.06	124.91	14.37	124.91	20.06	0.40	3.91	NM
SMBC	Southern Missouri Bncrp of MO	8.82	7.81	0.99	11.07	7.85	0.99	11.07	0.17	381.43	0.78	12.74	136.92	12.08	154.63	12.74	0.36	2.32	29.51
SFFC	StateFed Financial Corp. of IA(8)	14.94	14.94	0.05	0.37	0.31	-0.04	-0.28	NA	NA	NA	NM	122.91	18.36	122.91	NM	0.00	0.00	0.00
STSA	Sterling Financial Corp of WA	5.85	4.73	0.88	14.67	6.46	0.77	12.73	0.50	164.85	1.21	15.49	216.09	12.65	267.18	17.84	0.00	0.00	0.00
STBI	Sturgis Bancorp of MI	9.99	8.18	0.96	10.11	7.48	0.32	3.40	1.60	58.58	1.28	13.37	131.45	13.14	160.52	NM	0.36	2.67	35.64
SYNF	Synergy Financial Group of NJ	15.35	15.35	0.46	2.99	2.27	0.46	2.99	0.07	766.42	0.76	NM	131.22	20.15	131.22	NM	0.00	0.00	0.00
THRD	TF Fin. Corp. of Newtown PA	8.96	8.18	-0.85	-9.66	-6.67	-0.94	-10.71	0.52	67.02	0.52	NM	163.72	14.67	179.38	NM	0.60	1.90	NM
TONE	TierOne Corporation of NE	13.37	13.37	1.12	7.12	5.74	0.88	5.61	NA	NA	0.97	17.42	140.76	18.81	140.76	22.12	0.20	0.87	15.15
TSBK	Timberland Bancorp, Inc. of WA	17.21	17.21	1.39	8.01	6.29	1.29	7.45	1.53	55.94	1.17	15.89	124.41	21.41	124.41	17.07	0.56	2.43	38.62
TRST	TrustCo Bank Corp NY of NY	8.16	8.13	1.95	23.00	5.28	1.71	20.13	0.12	NA	4.17	18.94	NM	36.24	NM	21.65	0.60	4.40	NM
UCBC	Union Community Bancorp of IN	13.58	12.51	0.86	6.45	6.22	0.86	6.45	NA	NA	0.54	16.08	105.50	14.33	114.57	16.08	0.60	3.36	54.05
UCFC	United Community Fin. of OH	13.49	11.69	1.14	8.28	5.21	0.71	5.19	0.79	92.68	0.94	19.19	156.64	21.14	180.87	30.62	0.30	2.33	44.78
UPFC	United PanAm Fin. Corp of CA	6.19	6.19	0.99	13.71	4.57	1.00	13.88	NA	NA	4.78	21.88	279.44	17.29	279.44	21.61	0.00	0.00	0.00
UTBI	United Tenn. Bancshares of TN	13.92	13.23	1.52	10.72	7.63	1.50	10.64	0.35	218.38	1.12	13.10	137.07	19.08	144.18	13.20	0.33	1.83	23.91
WSFS	WSFS Financial Corp. of DE(8)*	8.52	8.52	3.16	33.06	17.50	1.01	10.56	0.31	332.33	1.69	5.71	191.59	16.32	191.59	17.89	0.20	0.41	2.32
WVFC	WVS Financial Corp. of PA	7.30	7.30	0.69	8.90	5.94	0.69	8.90	NA	NA	1.76	16.85	149.33	10.90	149.33	16.85	0.64	3.58	60.38
WSBI	Warwick Community Bncrp of NY*	9.71	9.40	0.82	8.42	4.17	0.74	7.66	0.36	182.41	1.51	23.97	210.17	20.42	217.18	26.34	0.60	1.74	41.67
WFSL	Washington Federal, Inc. of WA	14.19	13.39	1.91	13.87	6.91	1.87	13.56	0.35	97.60	0.53	14.48	190.92	27.08	202.33	14.81	0.80	3.07	44.44
WAYN	Wayne Savings Bancorp of OH	11.92	11.92	0.74	6.74	4.44	0.72	6.55	NA	NA	0.34	22.54	140.97	16.81	140.97	23.19	0.48	3.00	67.61
WYPT	Waypoint Financial Corp of PA	7.55	7.15	0.76	9.81	5.02	0.56	7.30	0.36	149.72	1.17	19.92	205.79	15.53	217.09	26.77	0.56	2.25	44.80
WCFB	Wbstr Cty Fed MHC of IA (38.5)	21.31	21.21	1.16	5.39	2.13	1.16	5.39	0.38	95.04	0.56	NM	250.00	53.29	251.26	NM	0.68	4.53	NM
WEFC	Wells Fin. Corp. of Wells MN	12.32	12.32	1.78	15.21	11.21	0.68	5.83	0.64	63.60	0.63	8.92	129.76	15.99	129.76	23.25	0.88	2.80	25.00
WOFC	Western Ohio Fin. Corp. of OH	11.56	11.56	0.72	5.90	4.54	0.59	4.81	0.41	112.77	0.54	22.02	129.27	14.94	129.27	27.02	1.00	3.11	68.49
WGBC	Willow Grove Bancorp of PA	13.14	13.01	0.82	5.83	3.64	0.54	3.83	0.56	117.99	1.21	27.48	171.10	22.48	172.70	NM	0.40	2.17	59.70

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1995:	Quarter 1	4157.7	500.7	817.2	278.4	152.1
	Quarter 2	4556.1	544.8	933.5	313.5	171.7
	Quarter 3	4789.1	584.4	1,043.5	362.3	195.3
	Quarter 4	5117.1	615.9	1,052.1	376.5	207.6
1996:	Quarter 1	5587.1	645.5	1,101.4	382.1	225.1
	Quarter 2	5654.6	670.6	1,185.0	387.2	224.7
	Quarter 3	5882.2	687.3	1,226.9	429.3	249.2
	Quarter 4	6442.5	737.0	1,280.7	483.6	280.1
1997:	Quarter 1	6583.5	757.1	1,221.7	527.7	292.5
	Quarter 2	7672.8	885.1	1,442.1	624.5	333.3
	Quarter 3	7945.3	947.3	1,685.7	737.5	381.7
	Quarter 4	7908.3	970.4	1,570.4	814.1	414.9
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004:						
As of	March 5, 2004	10529.5	1147.2	2,008.8	1621.5	573.1

(1) End of period data.
Sources: SNL Securities and Wall Street Journal.

Monadnock Community Bank
Historical Thrift Stock Indices

<Index Values>

	Index Values			Price Appreciation (%)	
	01/30/04	12/31/03	01/31/03	1 Month	LTM
All Pub. Traded Thrifts	1,560.5	1,482.3	1,091.2	5.27	43.01
MHC Index	2,836.7	2,663.5	1,700.7	6.50	66.80
Stock Exchange Indexes					
AMEX Thrifts	567.3	547.2	357.8	3.67	58.56
NYSE Thrifts	985.5	927.9	703.1	6.20	40.16
OTC Thrifts	1,899.1	1,832.1	1,283.5	3.66	47.96
Geographic Indexes					
Mid-Atlantic Thrifts	3,913.9	3,767.0	2,467.4	3.90	58.63
Midwestern Thrifts	3,374.2	3,266.1	2,531.4	3.31	33.29
New England Thrifts	1,427.7	1,304.3	958.1	9.47	49.02
Southeastern Thrifts	1,436.0	1,469.6	1,021.2	-2.29	40.62
Southwestern Thrifts	1,185.2	1,191.3	895.0	-0.51	32.43
Western Thrifts	1,402.4	1,311.9	1,035.6	6.90	35.42
Asset Size Indexes					
Less than $250M	1,414.2	1,372.1	1,041.5	3.07	35.79
$250M to $500M	3,458.3	3,331.7	2,477.2	3.80	39.61
$500M to $1B	1,785.1	1,763.0	1,297.9	1.25	37.53
$1B to $5B	2,309.4	2,239.1	1,566.0	3.14	47.47
Over $5B	931.9	879.0	653.5	6.01	42.59
Pink Indexes					
Pink Thrifts	415.5	390.2	277.7	6.49	49.62
Less than $75M	463.9	409.0	327.1	13.42	41.81
Over $75M	425.4	400.5	282.7	6.24	50.49
Comparative Indexes					
Dow Jones Industrials	10,488.1	10,453.9	8,053.8	0.33	30.22
S&P 500	1,131.1	1,111.9	855.7	1.73	32.19

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; *Midwest:* IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Exhibit IV-4
New England Thrift Acquisitions 2003-Present

Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
						Target Financials at Announcement						Deal Terms and Pricing at Announcement						
01/26/2004	Pending	Sovereign Bancorp Inc.	PA	Seacoast Financial Services Corp.	MA	4,476,594	8.55	0.65	7.65	0.38	258.10	1,109.0	35.33	218.07	396.04	33.02	20.71	NA
01/09/2004	Pending	Independent Bank Corp.	MA	Falmouth Bancorp, Inc.	MA	166,118	10.68	0.37	3.48	0.00	NM	36.9	37.56	193.31	193.31	58.69	22.19	14.43
11/25/2003	Pending	Banknorth Group Inc.	ME	Foxborough Savings Bank	MA	231,074	13.02	1.59	12.46	0.00	NA	90.6	100.00	301.03	301.03	22.41	39.20	35.05
10/21/2003	Pending	Seacoast Financial Services	MA	Abington Bancorp, Inc.	MA	950,600	6.15	0.40	6.53	0.26	170.56	140.4	34.02	221.06	267.05	27.00	14.77	14.91
10/07/2003	Pending	Webster Financial Corp.	CT	FIRSTFED AMERICA BANCORP, INC.	MA	2,680,526	7.44	1.00	12.82	0.08	NM	460.1	24.70	209.30	285.18	16.80	17.47	34.23
07/16/2003	Pending	New Haven Savings Bank	CT	Connecticut Bancshares, Inc.	CT	2,554,560	10.00	1.16	11.51	0.08	788.12	603.4	52.00	225.60	254.15	20.39	23.62	25.07
07/16/2003	Pending	New Haven Savings Bank	CT	Alliance Bancorp of New England, Inc.	CT	420,821	6.48	0.88	14.03	0.33	294.22	71.8	25.00	245.58	246.06	19.38	17.07	14.59
06/13/2003	02/06/2004	Sovereign Bancorp Inc.	PA	First Essex Bancorp, Inc.	MA	1,755,214	8.23	1.14	13.65	0.29	455.24	402.6	48.01	256.35	285.97	18.54	22.93	23.20
04/17/2003	07/31/2003	Royal Bank of Scotland Group		Port Financial Corp.	MA	1,469,265	8.24	1.03	11.91	0.02	NM	308.4	54.00	224.63	224.63	19.85	20.99	17.69
				Average:		1,633,864	8.75	0.91	10.45	0.16	393.25	358.13	45.62	232.77	272.60	26.23	22.11	22.40
				Median:		1,469,265	8.24	1.00	11.91	0.08	294.22	308.40	37.56	224.63	267.05	20.39	20.99	20.45

Source: SNL Finanical, LC.

EXHIBIT IV-5
Monadnock Community Bank
Director and Senior Management Summary Resumes

Kenneth A. Christian. Mr. Christian is an owner and principal in the firm of Bellows, Nichols Agency, an insurance agency, located in Peterborough, New Hampshire. He has been associated with the firm since 1970.

Jack Goldstein. Mr. Goldstein is currently retired. He served as the trustee for the Automobile Wholesalers Association of New England Insurance Trust and as a management consultant for over 20 years.

Thomas C. LaFortune. Mr. LaFortune has been a self-employed tax preparer in Peterborough, New Hampshire since 1982.

William M. Pierce, Jr. Mr. Pierce has served as president and chief executive officer of Monadnock Community Bank since October 1999. He served as Vice President and Chief Operating Officer from August 1997 until his appointment to such positions.

Kenneth R. Simonetta. Mr. Simonetta is the president of the Sims Press, a commercial printing company located in Peterborough, New Hampshire. He has been employed by the Sims Press since 1967.

Samuel J. Hackler. Mr. Hackler is the president of New Hampshire Antiques, Milford, New Hampshire, an antiques retail establishment that he has operated since 1983.

Richard J. Wargo. Mr. Wargo is the President of Exact Auto, an automobile parts distributor located in Conway, New Hampshire. He has been employed by the company since 1977.

Executive Officers Who Are Not Directors

The business experience for at least the past five years for each of three executive officers of Monadnock Community Bank, who do not serve as directors, is set forth below.

Donald R. Blanchette. Mr. Blanchette, age 50, serves as vice president and treasurer, a position he has held May 2000. From July 1998 until such time he served as treasurer.

David A. Reilly. Mr. Reilly, age 62, has served as senior vice president and senior loan officer since April 1999. He previously served as a commercial lending officer for Granite Bank from 1991 until December 1998.

EXHIBIT IV-6
Monadnock Community Bank
Pro Forma Regulatory Capital Ratios

	Historical at December 31, 2003		Pro Forma at December 31, 2003: 358,594 Shares Sold at $8.00 per Share		421,875 Shares Sold at $8.00 per Share		485,156 Shares Sold at $8.00 per Share		557,930 Shares Sold at $8.00 per Share	
	Amount	Percent of Assets[1]	Amount	Percent of Assets[1]	Amount	Percent of Assets[1]	Amount	Percent of Assets[1]	Amount	Percent of Assets[1]
			(Dollars in Thousands)							
Equity capital under GAAP	$ 2,483	5.68%	$ 4,072	8.99%	$ 4,538	9.92%	$ 5,004	10.83%	$ 5,539	11.85%
Tangible capital:										
Actual	$ 2,551	5.82%	$ 4,140	9.12%	$ 4,606	10.04%	$ 5,072	10.95%	$ 5,607	11.96%
Requirement	657	1.50	681	1.50	688	1.50	695	1.50	703	1.50
Excess	$ 1,894	4.32%	$ 3,459	7.62%	$ 3,918	8.54%	$ 4,377	9.45%	$ 4,904	10.46%
Core capital										
Actual	$ 2,551	5.82%	$ 4,140	9.12%	$ 4,606	10.04%	$ 5,072	10.95%	5,607	11.96%
Requirement	1,752	4.00	1,816	4.00	1,835	4.00	1,853	4.00	1,875	4.00
Excess	$ 799	1.82%	$ 2,324	5.12%	$ 2,771	6.04%	$ 3,219	6.95%	$ 3,732	7.96%
Risk-based capital										
Actual	$ 2,843	12.19%	$ 4,432	18.74%	$ 4,898	20.63%	$ 5,364	22.50%	$ 5,899	24.64%
Requirement	1,867	8.00	1,892	8.00	1,899	8.00	1,907	8.00	1,915	8.00
Excess	$ 976	4.19%	$ 2,540	10.74%	$ 2,999	12.62%	$ 3,457	14.50%	$ 3,984	16.64%
Tier I to risk weighted assets										
Actual	$ 2,551	10.93%	$ 4,140	17.51%	$ 4,606	19.40%	5,072	21.28%	$ 5,607	23.42%
Requirement	933	4.00	946	4.00	950	4.00	953	4.00%	958	4.00
Excess	$ 1,618	6.93%	$ 3,194	13.51%	$ 3,656	15.40%	$ 4,118	17.28%	$ 4,650	19.42%

(1) Adjusted total or adjusted risk-weighted assets, as appropriate.

PRO FORMA ANALYSIS SHEET
Monadnock Community Bank
Prices as of March 5, 2004

Final Valuation Pricing Multipl		Symbol	Subject at Midpoint (1)	Peer Group Mean	Peer Group Median	New Hampshire Companies Mean	New Hampshire Companies Median	All Public Thrifts Mean	All Public Thrifts Medi
Price-earnings multiple	=	P/E	350.73 x	29.76x	29.32x	10.64x	10.64x	18.08x	17.0
Price-core earnings multiple	=	P/CE	NM x	30.21x	30.21x	21.65x	21.65x	20.65x	19.6
Price-book ratio	=	P/B	84.43%	102.33%	102.64%	159.19%	159.19%	167.69%	156.46
Price-tangible book ratio	=	P/TB	84.43%	105.86%	107.22%	234.60%	234.60%	180.29%	167.01
Price-assets ratio	=	P/A	14.96%	25.49%	24.85%	11.65%	11.65%	18.37%	16.31

Valuation Parameters

Pre-Conversion Earnings (Y)	$27,000	(Yr End 12/03)	ESOP Stock Purchases (E)	4.00%	(4)
Pre-Conversion Core Earning	($16,000)	(Yr End 12/03)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (I	$2,483,000		ESOP Amortization (T)	10.00	years
Pre-Conv. Tang. Book Value (	$2,483,000		Stock Programs Amount (M)	4.00%	
Pre-Conversion Assets (A)	$43,740,000		Stock Programs Vesting (N)	5.00	years (4)
Reinvestment Rate:	1.260%		Fixed Expenses	$500,000	
Tax rate (TAX)	40.00%		Variable Expenses	0.00%	
A-T Reinvestment Rate(R)	0.76%		Percent Sold	100.00%	
Est. Conversion Expenses (2)	6.67%		Foundation Cash Contribution	$0	
Insider Purchases	$493,600		Foundation Stock Contrib. (D)	$0	
Price/Share	$8.00		MHC Assets	$0	
			Foundation Tax Benefit (Z)	$0	

Calculation of Pro Forma Value After Conversion

1. $V = \dfrac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-C-D)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $7,500,000

2. $V = \dfrac{P/B * B}{1 - P/B * PCT * (1-X-E-M)}$ V= $7,500,000

3. $V = \dfrac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-C-D)}$ V= $7,500,000 89.2
84.4

Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Aggregate Mark. Val of Stock Issued	Full Value of Total Shares
Supermaximum	0	1,239,844	0	1,239,844	$8.00	$9,918,750	$9,918,750
Maximum	0	1,078,125	0	1,078,125	8.00	8,625,000	$8,625,000
Midpoint	0	937,500	0	**937,500**	8.00	7,500,000	$7,500,000
Minimum	0	796,875	0	796,875	8.00	6,375,000	$6,375,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Estimated offering expenses at midpoint of the offering.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Monadnock Community Bank
At the Minimum of the Range

1. Conversion Proceeds

Offering Proceeds	$6,375,000
Less: Estimated Offering Expenses	500,000
Net Conversion Proceeds	$5,875,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$5,875,000
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(510,000)
Net Proceeds Reinvested	$5,365,000
Estimated net incremental rate of return	0.76%
Earnings Increase	$40,559
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	15,300
Less: Stock Programs Vesting (3)	30,600
Net Earnings Increase	($5,341)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Dec. 31, 2003 (reported)	$27,000	($5,341)	$21,659
12 Months ended Dec. 31, 2003 (core)	($16,000)	($5,341)	($21,341)

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2003	$2,483,000	$5,365,000	$0	$7,848,000
December 31, 2003 (Tangible)	$2,483,000	$5,365,000	$0	$7,848,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2003	$43,740,000	$5,365,000	$0	$49,105,000

(1) Includes ESOP purchases equal to 4% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 40%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 40%.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Monadnock Community Bank
At the Midpoint of the Range

1. Conversion Proceeds

Offering Proceeds	$7,500,000
Less: Estimated Offering Expenses	500,000
Net Conversion Proceeds	$7,000,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$7,000,000
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(600,000)
Net Proceeds Reinvested	$6,400,000
Estimated net incremental rate of return	0.76%
Earnings Increase	$48,384
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	18,000
Less: Stock Programs Vesting (3)	36,000
Net Earnings Increase	($5,616)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Dec. 31, 2003 (reported)	$27,000	($5,616)	$21,384
12 Months ended Dec. 31, 2003 (core)	($16,000)	($5,616)	($21,616)

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2003	$2,483,000	$6,400,000	$0	$8,883,000
December 31, 2003 (Tangible)	$2,483,000	$6,400,000	$0	$8,883,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2003	$43,740,000	$6,400,000	$0	$50,140,000

(1) Includes ESOP purchases equal to 4% of the offering, and stock program purchases equal to 4% of the offering.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Monadnock Community Bank
At the Maximum of the Range

1. Conversion Proceeds

Offering Proceeds	$8,625,000
Less: Estimated Offering Expenses	500,000
Net Conversion Proceeds	$8,125,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$8,125,000
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(690,000)
Net Proceeds Reinvested	$7,435,000
Estimated net incremental rate of return	0.76%
Earnings Increase	$56,209
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	20,700
Less: Stock Programs Vesting (3)	41,400
Net Earnings Increase	($5,891)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Dec. 31, 2003 (reported)	$27,000	($5,891)	$21,109
12 Months ended Dec. 31, 2003 (core)	($16,000)	($5,891)	($21,891)

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2003	$2,483,000	$7,435,000	$0	$9,918,000
December 31, 2003 (Tangible)	$2,483,000	$7,435,000	$0	$9,918,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2003	$43,740,000	$7,435,000	$0	$51,175,000

(1) Includes ESOP purchases equal to 4% of the offering, and stock program purchases equal to 4% of the offering.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Monadnock Community Bank
At the Supermaximum Value

1. Conversion Proceeds

Offering Proceeds	$9,918,750
Less: Estimated Offering Expenses	500,000
Net Conversion Proceeds	$9,418,750

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$9,418,750
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(793,500)
Net Proceeds Reinvested	$8,625,250
Estimated net incremental rate of return	0.76%
Earnings Increase	$65,207
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	23,805
Less: Stock Programs Vesting (3)	47,610
Net Earnings Increase	($6,208)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Dec. 31, 2003 (reported)	$27,000	($6,208)	$20,792
12 Months ended Dec. 31, 2003 (core)	($16,000)	($6,208)	($22,208)

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2003	$2,483,000	$8,625,250	$0	$11,108,250
December 31, 2003 (Tangible)	$2,483,000	$8,625,250	$0	$11,108,250

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2003	$43,740,000	$8,625,250	$0	$52,365,250

(1) Includes ESOP purchases equal to 4% of the offering, and stock program purchases equal to 4% of the offering.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2003

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ALLB	Alliance Bank MHC of PA (20.0)	2,162	0	0	0	2,162	3,441	0.63
BCSB	BCSB Bankcorp MHC of MD (36.0)	1,033	-485	165	0	713	5,899	0.12
GOV	Gouverneur Bcp MHC of NY(42.4)	701	-68	23	0	656	2,279	0.29
GCBC	Green Co Bcrp MHC of NY (43.0)	2,460	-21	7	0	2,446	2,043	1.20
JXSB	Jcksnville Bcp MHC of IL(45.6)	841	-585	199	0	455	1,942	0.23
ONFC	Oneida Fincl MHC of NY (45.7)	3,121	-1,142	388	0	2,367	7,640	0.31
PBHC	Pathfinder BC MHC of NY (39.1)(1)	1,335	-539	183	0	979	2,433	0.40
ROME	Rome Bncp Inc MHC of NY (41.6)	1,536	909	-309	0	2,136	4,285	0.50
WCFB	Wbstr Cty Fed MHC of IA (38.5)(1)	1,216	-11	4	0	1,209	3,772	0.32
WFD	Westfield Finl MHC of MA(47.0)(1)	2,836	671	-228	0	3,279	9,988	0.33

(1) Financial information is for the quarter ending September 30, 2003.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

PRO FORMA ANALYSIS SHEET
Monadnock Community Bank
Prices as of March 5, 2004

Final Valuation Pricing Multipl		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	New Hampshire Companies Mean	New Hampshire Companies Median	All Public Thrifts Mean	All Public Thrifts Media
Price-earnings multiple	=	P/E	340.66 x	29.58x	29.58x	10.64x	10.64x	18.08x	17.05
Price-core earnings multiple	=	P/CE	NM x	29.58x	29.58x	21.65x	21.65x	20.65x	19.64
Price-book ratio	=	P/B	148.87%	221.34%	222.46%	159.19%	159.19%	167.69%	156.46%
Price-tangible book ratio	=	P/TB	148.87%	245.32%	248.77%	234.60%	234.60%	180.29%	167.01%
Price-assets ratio	=	P/A	16.20%	30.82%	28.12%	11.65%	11.65%	18.37%	16.31%

Valuation Parameters (2)

Pre-Conversion Earnings (Y)	$26,622 (Yr End 12/03)	ESOP Stock Purchases (E)	4.00%	(4)
Pre-Conversion Core Earning	($16,378) (Yr End 12/03)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (I	*$2,433,000*	*ESOP Amortization (T)*	*10.00*	*years*
Pre-Conv. Tang. Book Value (	$2,433,000	Stock Programs Amount (M)	4.00%	
Pre-Conversion Assets (A)	$43,690,000	Stock Programs Vesting (N)	5.00	years (4)
Reinvestment Rate:	1.26%	Fixed Expenses	$500,000	
Tax rate (TAX)	40.00%	Variable Expenses	0.00%	
A-T Reinvestment Rate(R)	0.76%	Percent Sold (PCT)	45.0000%	
Est. Conversion Expenses (1)	14.81%	Foundation Cash Contribution	$0	
Insider Purchases	$493,600	Foundation Stock Contrib. (D)	$0	
Price/Share	$8.00	MHC Assets	$50,000	
		Foundation Tax Benefit (Z)	$0	

Calculation of Pro Forma Value After Conversion

1. $V=\frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-C-D)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $7,500,000

2. $V=\frac{P/B * B}{1 - P/B * PCT * (1-X-E-M-C-D)}$ V= $7,500,000

3. $V=\frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-C-D)}$ V= $7,500,000

Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Aggregate Mark. Val of Stock Issued	Full Value of Total Shares
Supermaximum	681,914	557,930	0	1,239,844	$8.00	$4,463,438	$9,918,750
Maximum	592,969	485,156	0	1,078,125	8.00	3,881,250	$8,625,000
Midpoint	515,625	421,875	0	937,500	8.00	3,375,000	$7,500,000
Minimum	438,281	358,594	0	796,875	8.00	2,868,750	$6,375,000

(1) Estimated offering expenses at midpoint of the offering.
(2) Reflects reduction in earnings, equity and assets due to $50,000 contributed to the MHC.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Monadnock Community Bank
At the Minimum of the Range

1. Conversion Proceeds

Offering Proceeds	$2,868,750
Less: Estimated Offering Expenses	500,000
Net Conversion Proceeds	$2,368,750

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$2,368,750
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(229,500)
Net Proceeds Reinvested	$2,139,250
Estimated net incremental rate of return	0.76%
Earnings Increase	$16,173
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	6,885
Less: Stock Programs Vesting (3)	13,770
Net Earnings Increase	($4,482)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Dec. 31, 2003 (reported)	$26,622	($4,482)	$22,140
12 Months ended Dec. 31, 2003 (core)	($16,378)	($4,482)	($20,860)

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2003	$2,433,000	$2,139,250	$0	$4,572,250
December 31, 2003 (Tangible)	$2,433,000	$2,139,250	$0	$4,572,250

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2003	$43,690,000	$2,139,250	$0	$45,829,250

(1) Includes ESOP purchases equal to 4% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 40%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 40%.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Monadnock Community Bank
At the Midpoint of the Range

1. Conversion Proceeds

Offering Proceeds	$3,375,000
Less: Estimated Offering Expenses	500,000
Net Conversion Proceeds	$2,875,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$2,875,000
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(270,000)
Net Proceeds Reinvested	$2,605,000
Estimated net incremental rate of return	0.76%
Earnings Increase	$19,694
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	8,100
Less: Stock Programs Vesting (3)	16,200
Net Earnings Increase	($4,606)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Dec. 31, 2003 (reported)	$26,622	($4,606)	$22,016
12 Months ended Dec. 31, 2003 (core)	($16,378)	($4,606)	($20,984)

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2003	$2,433,000	$2,605,000	$0	$5,038,000
December 31, 2003 (Tangible)	$2,433,000	$2,605,000	$0	$5,038,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2003	$43,690,000	$2,605,000	$0	$46,295,000

(1) Includes ESOP purchases equal to 4% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 40%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 40%.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Monadnock Community Bank
At the Maximum of the Range

1. Conversion Proceeds

Offering Proceeds	$3,881,250
Less: Estimated Offering Expenses	500,000
Net Conversion Proceeds	$3,381,250

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$3,381,250
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(310,500)
Net Proceeds Reinvested	$3,070,750
Estimated net incremental rate of return	0.76%
Earnings Increase	$23,215
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	9,315
Less: Stock Programs Vesting (3)	18,630
Net Earnings Increase	($4,730)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Dec. 31, 2003 (reported)	$26,622	($4,730)	$21,892
12 Months ended Dec. 31, 2003 (core)	($16,378)	($4,730)	($21,108)

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2003	$2,433,000	$3,070,750	$0	$5,503,750
December 31, 2003 (Tangible)	$2,433,000	$3,070,750	$0	$5,503,750

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2003	$43,690,000	$3,070,750	$0	$46,760,750

(1) Includes ESOP purchases equal to 4% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 40%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 40%.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Monadnock Community Bank
At the Supermaximum Value

1. Conversion Proceeds

Offering Proceeds	$4,463,438
Less: Estimated Offering Expenses	500,000
Net Conversion Proceeds	$3,963,438

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$3,963,438
Less: Cash/Stock Contribution to Foundation	0
Less: Cash Contribution to MHC	0
Less: Non-Cash Stock Purchases (1)	(357,075)
Net Proceeds Reinvested	$3,606,363
Estimated net incremental rate of return	0.76%
Earnings Increase	$27,264
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(2)	10,712
Less: Stock Programs Vesting (3)	21,425
Net Earnings Increase	($4,873)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Dec. 31, 2003 (reported)	$26,622	($4,873)	$21,749
12 Months ended Dec. 31, 2003 (core)	($16,378)	($4,873)	($21,251)

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2003	$2,433,000	$3,606,363	$0	$6,039,363
December 31, 2003 (Tangible)	$2,433,000	$3,606,363	$0	$6,039,363

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2003	$43,690,000	$3,606,363	$0	$47,296,363

(1) Includes ESOP purchases equal to 4% of the offering, and stock program purchases equal to 4% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 40%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 40%.

EXHIBIT V-1
RP Financial, LC.
Firm Qualifications Statement

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide, particularly federally-insured financial institutions. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, and careful structuring of strategic plans and transactions. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking, thereby providing our clients with considerable resources.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, mutual-to-stock conversions, ESOPs, subsidiary companies, mark-to-market transactions, loan and servicing portfolios, non-traded securities, core deposits, FAS 107 (fair market value disclosure), FAS 122 (loan servicing rights) and FAS 123 (stock options). Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers a variety of other services including branching strategies, feasibility studies and special research studies, which are complemented by our quantitative and computer skills. RP Financial's consulting services are aided by its in-house data base resources for commercial banks and savings institutions and proprietary valuation and financial simulation models.

RP Financial's Key Personnel (Years of Relevant Experience)

Gregory E. Dunn, Senior Vice President
James P. Hennessey, Senior Vice President
James J. Oren, Senior Vice President
William E. Pommerening, Managing Director
Ronald S. Riggins, Managing Director

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com